   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 24, 2000

                                                      REGISTRATION NO. 333-93335
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               NET.GENESIS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            04-3236862
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            150 CAMBRIDGEPARK DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02140
                                 (617) 665-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              MR. LAWRENCE S. BOHN
                               NET.GENESIS CORP.
                            150 CAMBRIDGEPARK DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02140
                                 (617) 665-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           JOHN D. PATTERSON, JR., ESQ.                            MARK H. BURNETT, ESQ.
            ROBERT W. SWEET, JR., ESQ.                             JOCELYN M. AREL, ESQ.
              FOLEY, HOAG & ELIOT LLP                         TESTA, HURWITZ & THIBEAULT, LLP
              ONE POST OFFICE SQUARE                                  125 HIGH STREET
            BOSTON, MASSACHUSETTS 02109                         BOSTON, MASSACHUSETTS 02110
             TELEPHONE: (617) 832-1000                           TELEPHONE: (617) 248-7000
             TELECOPY: (617) 832-7000                            TELECOPY: (617) 248-7100

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2000


PROSPECTUS

                                4,250,000 SHARES

                               [NET.GENESIS LOGO]
                                  COMMON STOCK

     This is an initial public offering of common stock by net.Genesis Corp. We are selling 4,250,000 shares of common stock. We estimate that the initial public offering price will be between $11.00 and $13.00 per share.

                               ------------------

     Prior to this offering, there has been no public market for our common stock. We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol NTGX.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................
Proceeds to net.Genesis, before expenses....................

     We have granted the underwriters an option for a period of 30 days to purchase up to 637,500 additional shares of common stock.

                               ------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q                                              DEUTSCHE BANC ALEX. BROWN
                               ------------------
                           U.S. BANCORP PIPER JAFFRAY
            , 2000.

                               [NET.GENESIS LOGO]

INSIDE FRONT COVER:

Graphic depiction of the functions net.Analysis software performs for net.Genesis customers.

Top left corner has net.Genesis company logo and the following text: "We offer e-customer software solutions that enable companies to understand, analyze and improve their online businesses."

Right side graphic depicts four human figures representing visitors to net.Analysis customers' web sites. Graphic immediately to the right depicts individual computers accessing a customer's web site, with arrows linking to and from the web site.

Graphic next to the right consists of three vertical boxes, with arrows pointing from the boxes to the right. The top box contains the following phrases arranged in three rows:


     -    Clickstream Behavior
     -    Purchasing Activity
     -    Customer Information

The middle box contains the words "Web Applications". The bottom box contains the words "Offline Information".

The arrows to the right of the three boxes point to a larger box immediately to the right depicting the net.Analysis Software, representing the types of data that can be collected by net.Analysis.

Three arrows stem from the right of the net.Analysis Software box pointing to three additional boxes, linked together inside a larger rectangle. The rectangle is labeled "End Users". The three boxes within the rectangle are labeled "Marketing," "Sales" and "Support," depicting different groups of end-users within the customer's organization.

To the right of the "End Users" rectangle, the following words appear:

"Critical Questions for Online Businesses

     -    What are the profiles of our best customer segments?

     - Which banner ads and other online sponsorships generate the most visitors and customers for our web site?

     - Which content do visitors find the most valuable? Is our content cost-effective?

     -    How can we make our web site easier to use?"

An arrow links the above text back to the graphic depiction of a customer's web site.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   34
Management..................................................   51
Transactions with Related Parties...........................   61
Principal Stockholders......................................   63
Description of Capital Stock................................   65
Shares Eligible for Future Sale.............................   68
Underwriting................................................   70
Legal Matters...............................................   72
Experts.....................................................   72
Where You Can Find More Information.........................   72
Index to Financial Statements...............................  F-1

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock sold in this offering.

                               NET.GENESIS CORP.

     We provide software and professional services that help our customers understand, analyze and improve their online businesses. Our net.Analysis software enables companies to collect, store, organize and analyze detailed information about the online behavior of customers and other visitors on their web sites. Through net.Analysis, our customers can also import and analyze information about these e-customers that is available from other online and offline software systems and databases. Our professional services organization provides strategic analytic consulting and product integration and installation services. This combined software and services solution enables companies to:

     - better tailor and target their marketing initiatives

     - restructure their web sites to facilitate electronic commerce, or e-commerce

     - provide more relevant and cost-effective content

     - improve web site design

     - better allocate advertising and partnership resources

     - better plan their investments in web site hardware and software

     As use of the Internet has grown, companies have invested in a variety of software applications and services to develop and support their web sites and improve the online experience of their e-customers. In the face of increasing competition, online businesses are seeking to improve their ability to attract, serve and retain customers and more effectively communicate and conduct e-commerce with them. To achieve these objectives, companies must understand the needs and web site behavior of their e-customers. Companies must also understand the costs and benefits of each of their web initiatives, such as online marketing campaigns, e-commerce efforts, web site content, advertising and other promotional sponsorships, and their investments in web site hardware and software. Complicating matters, companies often desire to understand the behavior of their e-customers in the context of their traditional offline businesses.

     Our net.Analysis software helps companies achieve these objectives by collecting information about the online behavior of e-customers on their web sites, such as the web pages they viewed most often, the banner advertisements they clicked on, how they navigated through the site, how they purchased products and services, and why they may have abandoned the site. With net.Analysis' reporting capabilities, companies can select the data they wish to analyze, segment that data according to criteria they establish, and use it to analyze the online behavior of selected categories of e-customers.

     net.Analysis enables companies to organize this information, which we call e-customer intelligence, in ways that help them understand and improve their online businesses. For example, a company can use our software to identify the characteristics of its best e-customers and to analyze trends in their online activity. This can help the company evaluate the cost-effectiveness of its e-commerce efforts, promotional campaigns or investments in content. With net.Analysis, a company can also import customer information from its other online and offline software systems and databases and correlate this information with information about customers' online behavior to learn, for example, whether e-customers buy from the company's offline retail establishments or respond to the company's direct mail or other offline marketing initiatives. This ability to form a unified view of e-customer behavior in the context of the company's entire business is a valuable asset for many companies.

     We have designed net.Analysis to perform reliably in complex web site environments and to manage tens of millions to over 100 million hits per day. We have also designed net.Analysis to be compatible with Microsoft Windows NT and Unix, two widely used operating systems, and third-party software applications and to simplify the development of add-on analytic applications.

     Our professional services organization has extensive experience using net.Analysis to analyze and understand e-customer behavior, and uses this expertise to help companies develop web-based performance measurements that are relevant to their online businesses. We also help companies design web site modifications and develop customized analyses and reports to meet their online business goals.


     We have licensed net.Analysis to over 200 customers. We target Fortune 1000 companies as well as new businesses using the Internet as their primary business channel. We sell our products through our direct sales force and to a lesser extent indirectly through arrangements with systems integrators, original equipment manufacturers and other technology providers.


     Our executive offices are located at 150 CambridgePark Drive, Cambridge, Massachusetts 02140, and our telephone number at that location is (617) 665-9200. Our web site is located at www.netgen.com. Information contained on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by net.Genesis.................  4,250,000 shares
Common stock to be outstanding after this
  offering..........................................  20,459,832 shares
Use of proceeds.....................................  To fund working capital and other general corporate purposes. See "Use
                                                      of Proceeds."
Proposed Nasdaq National Market symbol..............  NTGX

     The number of shares of common stock to be outstanding after the offering is based on shares outstanding as of January 26, 2000. This number includes 12,867,683 shares that we will issue upon conversion of our outstanding preferred stock upon completion of this offering and 85,843 shares that we expect to issue upon the exercise of a warrant before the completion of this offering. It excludes:

     - 209,804 shares issuable upon exercise of other warrants that will remain outstanding after this offering, which have an exercise price of $2.45 per share

     - 2,060,680 shares issuable upon exercise of options outstanding as of January 26, 2000, which have a weighted average exercise price of $2.79 per share

     - 2,371,500 additional shares reserved as of January 26, 2000 for future issuance under our stock-based compensation plans
                            ------------------------------

     Except where we state otherwise, the information we present in this prospectus reflects

     - a three-for-four reverse split of our common stock effected on February 2, 2000

     - the automatic conversion of our outstanding preferred stock into common stock upon completion of this offering

     - amendments to our certificate of incorporation and by-laws to be effective upon completion of this offering

     - no exercise of the underwriters' option to purchase additional shares in this offering

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize the financial data of our business. We have computed the pro forma share information included in the statement of operations data as we describe in note 2 of the notes to our financial statements. The pro forma as adjusted column in the balance sheet data reflects:

     - the conversion of all of our outstanding preferred stock into common stock upon completion of this offering

     - our issuance of shares of common stock upon exercise of a warrant, which we expect will occur before the completion of this offering

     - our sale of 4,250,000 shares of common stock at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                1997       1998        1999
                                                               -------    -------    --------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue..........................................    $   845    $   937    $  3,788
  Service revenue..........................................        164        631       2,747
                                                               -------    -------    --------
Total revenue..............................................      1,009      1,568       6,535
Gross profit...............................................        369        575       3,199
Total operating expenses...................................      3,419      6,459      19,213
Loss from operations.......................................     (3,050)    (5,884)    (16,014)
Net loss...................................................     (3,110)    (5,773)    (16,012)
Dividends and accretion of redeemable preferred stock......       (337)      (660)     (1,912)
Net loss available to common stockholders..................     (3,447)    (6,433)    (17,924)
Basic and diluted net loss available to common stockholders
  per share................................................    $ (8.11)   $(10.82)   $ (13.72)
Shares used in computing basic and diluted net loss
  available to common stockholders per share...............        425        595       1,307
Unaudited pro forma basic and diluted net loss per common
  share....................................................                          $  (1.33)
Shares used in computing unaudited pro forma basic and
  diluted net loss per common share........................                            11,996

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  9,643      $56,453
Working capital.............................................     7,353       54,163
Total assets................................................    17,792       64,602
Long-term portion of capital lease obligations and long-term
  debt......................................................     1,892        1,892
Redeemable convertible preferred stock......................    36,575           --
Total stockholders' equity (deficit)........................   (27,147)      56,238

                            ------------------------

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services. net.Genesis and net.Analysis are registered trademarks that we own. CartSmarts, Design for Analysis, DFA, net.Dashboard, net.Instrument, net.Stream and ReportSite are trademarks that we own. This prospectus also contains trademarks and trade names of other companies.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, results of operations and financial condition and could result in a complete loss of your investment.

RISKS RELATED TO OUR BUSINESS

  OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT OUR FUTURE OPERATIONS

     Although we were formed in 1994, our current business operations have a limited history. We introduced the first version of our net.Analysis software in January 1996 and recorded our first revenue from this product and related services in February 1996. To date, we have generated only limited amounts of revenue from the sale of net.Analysis and related products and services. Accordingly, you have limited information about our company with which to evaluate our business and prospects. Before buying our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet.

  WE HAVE A HISTORY OF LOSSES, EXPECT TO INCUR SUBSTANTIAL LOSSES AND NEGATIVE OPERATING CASH FLOWS AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE

     We have not achieved profitability since 1994. We expect to continue to incur substantial losses for the foreseeable future and may never become profitable. We incurred net losses of $3.1 million in 1997, $5.8 million in 1998 and $16.0 million in 1999. As a result of ongoing operating losses, we had an accumulated deficit of $30.8 million at December 31, 1999. As we grow our business, we expect operating expenses and capital expenditures to increase significantly, and we expect to continue to incur losses and negative cash flow from operations. As a result, we will need to generate significant revenue to achieve and maintain profitability. We do not believe that we can sustain the percentage rates at which our revenue has grown in recent quarters. We may not be able to sustain or increase profitability or cash flows from operations on a quarterly or annual basis in the future. Our failure to achieve or maintain profitability may materially and adversely affect the market price of our common stock.

  WE EXPECT OUR REVENUE AND RESULTS OF OPERATIONS TO FLUCTUATE. THE MARKET PRICE OF OUR COMMON STOCK WOULD LIKELY FALL IF OUR QUARTERLY RESULTS ARE LOWER THAN THE EXPECTATIONS OF SECURITY ANALYSTS OR STOCKHOLDERS

     We have experienced substantial fluctuations in both our annual and quarterly revenue and results of operations, and we expect those fluctuations to continue for the foreseeable future. We believe the following factors are those most likely to cause our revenue and results of operations to fluctuate:

     - uncertain demand for our products and services

     - unanticipated changes in the market for e-customer intelligence software

     - the timing of sales and delivery of our products and services

     - the timing of customer implementations of our products

     - the mix of revenue derived from our products and services

     - timing of introductions of new products and services by us or our competitors

     - seasonal trends in our customers' business activity

     - timing of hiring of personnel and changes in productivity of our professional services personnel and direct sales personnel

If our revenue or results of operations fall below the expectations of securities analysts or investors, the market price of our common stock would likely fall, and you could lose some or all of your investment. We budget our expenses in part according to the revenue we forecast. A significant percentage of our expenses, particularly salaries and rent, are relatively fixed. In addition, commissions for our sales personnel are generally based on the orders we book rather than the revenue we recognize in the quarter and could therefore increase in an amount disproportionate to the increase in revenue. As a result, if our revenue falls below our expectations, we may be unable to curtail our expenses quickly enough to avoid losses greater than expected. As a result, our results of operations may be volatile and difficult to predict. We do not believe that period-to-period comparisons of our revenue and operating results are necessarily meaningful. You should not rely on the results of one quarter as an indication of future performance.

  MOST OF OUR REVENUE EACH QUARTER IS DERIVED FROM A SMALL NUMBER OF LARGE ORDERS. IF WE FAIL TO COMPLETE ONE OR MORE LARGE ORDERS IN ANY QUARTER, OUR REVENUE COULD BE SIGNIFICANTLY LOWER THAN EXPECTED

     We derive a significant portion of our revenue in each quarter from a small number of large orders. Our quarterly operating results would be adversely affected if we were unable to complete one or more large orders in any quarter. For example, during 1998 Bell Atlantic and E*Trade each accounted for more than 10% of our total revenue.

  OUR SALES CYCLES ARE LONG AND UNPREDICTABLE, MAKING IT DIFFICULT TO FORECAST OUR REVENUES AND BUDGET OUR EXPENSES

     Our sales cycles are long and unpredictable because we generally need to educate potential customers about the benefits of e-customer intelligence software. In addition, we believe that, for many of our potential customers, the purchase of our software and services can represent a significant portion of their web site budget and a substantial commitment of personnel resources. As a result, we experience widely varying sales cycles that typically range from two to six months. Our long and varying sales cycles make it difficult to predict the quarter in which particular sales may occur and, therefore, to forecast our revenue and budget our expenses. Moreover, we believe that, as our business develops, a significant portion of our sales will increasingly fall within the last month of a quarter, making it difficult to predict revenue until late in the quarter and to adjust expenses accordingly.

  ALL OF OUR REVENUE IS DERIVED FROM OUR NET.ANALYSIS SOFTWARE AND RELATED PRODUCTS AND SERVICES, AND ANY DECLINE IN DEMAND FOR THAT PRODUCT OR RELATED PRODUCTS AND SERVICES WOULD SERIOUSLY HARM OUR BUSINESS

     Since 1996, our net.Analysis software and related products and services have accounted for all of our revenue. We anticipate that sales of our net.Analysis software and related products and services will continue to account for substantially all of our revenue for the foreseeable future. Consequently, any decline in the demand for our net.Analysis software, or its failure to achieve and maintain market acceptance, would seriously harm our business.

  WE FACE INTENSE COMPETITION, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE COULD EXPERIENCE REDUCED DEMAND FOR OUR PRODUCTS AND SERVICES, PRICE REDUCTIONS AND REDUCED GROSS MARGINS FOR OUR PRODUCTS AND SERVICES, ANY OF WHICH WOULD SERIOUSLY HARM OUR BUSINESS

     Even though the market for e-customer intelligence software and other web site analysis software is immature, it is already intensely competitive, fragmented, evolving and subject to rapid technological change. We expect competition to intensify in the future. Increased competition could result in reduced demand for our products and services, price reductions and reduced gross margins for our products and services, any of which could seriously harm our business. For a discussion of our primary competitors, see
"Business -- Competition."

     We may not be able to compete successfully against current and future competitors. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. They have significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In the past, we have lost potential customers to competitors for various reasons and may continue to do so.

  INCREASED COOPERATION AND CONSOLIDATION AMONG OUR COMPETITORS COULD ENABLE THEM TO OFFER MORE COMPETITIVE PRODUCTS, WHICH COULD LEAD TO REDUCED SALES OF NET.ANALYSIS AND RELATED SERVICES

     Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. In addition, companies marketing Internet applications that are currently complementary to our products could incorporate into their products enhanced analytic and reporting capabilities that could adversely affect demand for our software and services. We also expect that industry consolidation will increase competition. For example, Vignette, a company with which we have a strategic technology relationship, offers software that enables businesses to better manage their online relationships by personalizing their web sites. Vignette recently announced its agreement to acquire DataSage, a company that offers software that collects real-time information on online customer interactions. With the acquisition, Vignette will augment its ability to provide real-time reporting and analysis of customer behavior. These additional capabilities may make its products more competitive with net.Analysis. Similarly, Accrue recently acquired Marketwave and NeoVista Software, and as a result can offer a wider selection of products to its customers. Accordingly, it is possible that alliances among our competitors, new competitors or companies that result from combinations among our competitors, may emerge and rapidly acquire significant market share.

  OUR ABILITY TO INCREASE REVENUE DEPENDS ON EXPANDING OUR DIRECT SALES FORCE, WHICH MAY BE DIFFICULT BECAUSE OF THE SHORTAGE OF QUALIFIED SALES PERSONNEL AND BECAUSE IT TAKES TIME FOR NEW HIRES TO BECOME PRODUCTIVE

     If we are unable to significantly expand our direct sales force, we may not increase our market share or revenue, which could seriously harm our business. To date, we have derived the substantial majority of our revenue from the efforts of our direct sales force. We believe we must increase the size of our direct sales force in order to increase revenue. Competition for qualified sales personnel is intense, and we may not be able to hire a sufficient number of sales people with the skills we need. Moreover, the technical nature of our products lengthens the time it takes for our new sales people to become productive, typically three to six months. This lag in productivity may make it more difficult to meet our sales growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force, and we may be unable to manage a larger sales force.

  IF WE ARE UNABLE TO EXPAND OUR INDIRECT SALES THROUGH INTERNET-ORIENTED SYSTEMS INTEGRATORS, RESELLERS, ORIGINAL EQUIPMENT MANUFACTURERS AND APPLICATION SERVICE PROVIDERS, WE MAY NOT MAINTAIN OR INCREASE OUR MARKET SHARE OR REVENUE, WHICH COULD SERIOUSLY HARM OUR BUSINESS

     Our strategy includes developing relationships with a variety of Internet-oriented systems integrators, resellers, original equipment manufacturers and application service providers in the United States and abroad to augment the efforts of our direct sales force. These third parties may not succeed in marketing or selling our products and services. We have little or no control over the activities of these third parties, and poor performance by any of them could injure our reputation, create liabilities for us and seriously harm our business. These third parties may also market and sell competing products and services, which could adversely affect sales of our products and services. We may be unable to effectively manage potential conflicts among these third parties. Our reliance on these third parties may also increase our credit risk because we effectively bear the risk of non-payment by both the third parties and their customers. Any failure by these parties to pay for our products and services in a timely manner could reduce our cash flows and harm our financial condition.

  OUR FAILURE TO UPGRADE OUR PRODUCTS AND INTRODUCE NEW PRODUCTS TO MEET MARKET REQUIREMENTS, SUCH AS DEMAND FOR THE ABILITY OF OUR SOFTWARE TO HANDLE INCREASING TRAFFIC ON WEBSITES, WOULD SERIOUSLY AFFECT OUR REVENUES AND HARM OUR BUSINESS

     If we are unable to upgrade our current products and introduce new products and services to meet technological innovations or demands of online businesses, we could lose current and potential customers, which would adversely affect our revenue and harm our business. The market for our products experiences rapid technological change, frequent new product introductions, Internet-related technology enhancements, uncertain product life cycles, and changes in customer requirements and preferences. The rapid growth of the Internet and intense competition in our industry exacerbate these market characteristics. For example, if we do not continue to upgrade our products to handle the increasing traffic on our customers' web sites, demand for our software could diminish. Similarly, widespread adoption of technology that enables web site visitors to conceal their web site activities could seriously impair the capabilities and usefulness of our products. Moreover, in developing our products, we make assumptions regarding the industry standards and technologies that our customers and competitors will adopt. If we choose to support standards or technologies that the industry does not adopt, market acceptance of our products may be significantly reduced or delayed. Upgrading or developing our technology poses complex technical challenges and requires substantial expenditures and lead times. We have experienced delays in releasing new and enhanced products and may experience similar delays in the future. Any delays in developing and releasing our new or enhanced products, or decisions by potential customers to defer purchases in anticipation of new products or releases by us or our competitors, could seriously harm our business.

  IF WE FAIL TO CONTINUE TO GENERATE REVENUE FROM OUR CURRENT CUSTOMERS, OUR BUSINESS WILL BE SERIOUSLY HARMED

     Our failure to continue to sell products and services to our existing customers could seriously harm our business. In 1999, we derived approximately 50% of our total revenue from sales of products and services to customers that had made purchases from us before 1999. We expect to continue to derive a significant portion of our revenue from our existing customers. Our ability to retain our customers will depend on a variety of factors, including the analytic capabilities, scalability, compatibility, reliability and cost-effectiveness of our products and services as well as our ability to effectively market our products and services. If we fail to generate repeat and expanded business from our current customers, our operating results would be seriously harmed.

  THE EXPANSION OF OUR BUSINESS HAS PLACED, AND CONTINUES TO PLACE, A SIGNIFICANT STRAIN ON OUR MANAGEMENT, OPERATING SYSTEMS AND RESOURCES AND COULD SERIOUSLY HARM US

     Our failure to properly manage the expansion of our business could seriously harm us. Our business has recently experienced a period of significant and rapid expansion that has placed, and continues to place, a significant strain on our management, operating systems and resources. For example, Brian Zanghi, our Executive Vice President and Chief Operating Officer, joined us in January 2000, and several other members of our management team joined us in 1999. During 1999, the number of our employees grew from 64 to 150, and we plan to continue to expand our business by hiring additional personnel. To the extent that our business continues to grow rapidly, we must implement and improve our operating systems, including our administrative, financial, customer service and operational systems, procedures and controls. We are currently implementing new software systems for financial accounting, enterprise resource planning and human resources management, including payroll and benefits. If our new financial accounting software systems and personnel resources do not enable us to generate accurate financial information in a timely manner, we may need to use less reliable, manual methods to prepare our financial reports, which could be time-consuming and expensive, delay the reporting of our financial results and cause other unforeseen problems. We could be seriously harmed if our current and anticipated personnel, systems, procedures and controls are inadequate to support our future operations, or if we are unable to complete the necessary improvements to our systems, procedures and controls on a timely basis.


  IF WE LOSE THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER OR OTHER MEMBERS OF OUR SENIOR MANAGEMENT TEAM, OUR BUSINESS COULD SUFFER

     Our future success depends on the continued service of our senior management and other key personnel. In particular, we rely on the continued services of Lawrence S. Bohn, our President and Chief Executive Officer, John Delea, our Chief Financial Officer and Vice President of Finance and Administration, Eric Richard, a founder and our Chief Technology Officer, and Matthew Cutler, a founder and our Chief E-Business Intelligence Officer. The loss of the services of one or more of these individuals or any other key personnel could result in reduced sales, delays in new product development, decreased customer satisfaction, a reduction of management resources and other injury to our ability to achieve our business objectives. None of our key personnel is bound by a long-term employment agreement with us, and we do not intend to maintain any life insurance to compensate us for the loss of any of our key personnel.


  BECAUSE THERE IS INTENSE COMPETITION FOR QUALIFIED PERSONNEL IN OUR INDUSTRY, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN THE PERSONNEL WE NEED, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES


     Our ability to achieve our business objectives could be adversely affected if we cannot identify, attract, hire, train, retain and motivate a substantial number of additional personnel. In particular, we are seeking to hire highly skilled systems engineers and other technical and engineering personnel and employees for our professional services organization. Because of the technical nature of our products, it typically takes several months to train our professional service personnel to provide services effectively. If we are unable to expand and train our professional services staff, we could be unable to meet customer demand for our services, which could cause customer dissatisfaction and lost sales. Our headquarters are located in the metropolitan Boston, Massachusetts area, and competition for qualified personnel in this area, as well as the other areas where we need personnel, is intense. Competition is particularly strong for qualified systems engineers and other software development and technical personnel. Many other employers are able to offer significantly more attractive compensation and benefits than we do. We may be unable to recruit and retain the personnel we need. Our business would be seriously harmed if we are unable to retain our existing employees or to hire the other highly qualified personnel we need.


  IF WE FAIL TO SUCCESSFULLY PROMOTE OUR CORPORATE AND PRODUCT BRAND NAMES, OR IF WE INCUR SIGNIFICANT EXPENSES PROMOTING AND MAINTAINING OUR BRANDS, OUR BUSINESS COULD BE HARMED


     As competition in the market for our products increases, we believe the importance of brand name recognition will increase. We have limited name recognition, and our failure to achieve and maintain widespread recognition of our corporate and product brand names may limit our sales opportunities, which could limit our market share and seriously harm our long-term business prospects. Successfully promoting and positioning our corporate and product brands will depend largely on the effectiveness of our marketing efforts and our ability to develop reliable and useful products at competitive prices. We may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our budget for creating and maintaining brand awareness among potential customers. If we fail to successfully promote and maintain our brand or incur significant expenses in promoting our brand, our business, results of operations and financial condition could be materially and adversely affected.

  IF WE ARE UNABLE TO OBTAIN ADDITIONAL CAPITAL AS NEEDED IN THE FUTURE, OUR BUSINESS MAY BE ADVERSELY AFFECTED AND THE MARKET PRICE FOR OUR COMMON STOCK COULD BE SIGNIFICANTLY REDUCED

     We currently anticipate that our available cash resources and the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional debt or equity capital, however, to fund more rapid expansion of our operations and promotion of our corporate and brand names, to enhance our products and services, or to make acquisitions. We have raised capital through the issuance of debt or equity securities three times since June 1998. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

  WE MAY NEED TO ACQUIRE COMPLEMENTARY PRODUCTS, SERVICES, BUSINESSES OR TECHNOLOGIES TO REMAIN COMPETITIVE. ACQUISITIONS MAY BE UNAVAILABLE TO US OR MAY EXPOSE US TO RISKS THAT COULD NEGATIVELY AFFECT OUR OPERATING RESULTS

     We believe our customers will increasingly demand additional product capabilities, features and services. Our internal resources may be inadequate to meet those demands on a timely basis. As a result, we may need to acquire products, services, businesses, technologies or other capabilities in order to remain competitive. Our failure to meet customer demands could seriously harm our business. We may be unable to successfully identify or acquire on commercially reasonable terms the products, services, businesses, technologies or capabilities that we need. Many of our competitors have greater financial resources and more well-established industry relationships than we do, and may therefore compete more effectively for acquisition opportunities. If we make an acquisition, we may be exposed to additional risks that could seriously harm our business, including the following:

     - acquired products, businesses, services, technologies and capabilities may not meet customer needs or may not achieve or sustain widespread market acceptance

     - we may encounter difficulties in assimilating acquired products, services, businesses, technologies and capabilities

     - we may encounter difficulties in integrating acquired personnel and operations

     - acquired products, services, businesses, technologies and capabilities may result in decreased revenue from our existing products and services

     Acquisitions could disrupt our ongoing business, distract our employees, increase our expenses and adversely affect our results of operations. We could issue equity securities to pay for an acquisition, which could dilute the equity interests of our existing stockholders. In addition, acquisitions may involve investment-related or other charges and amortization of acquired technology, goodwill and other intangible assets, which may adversely affect our results of operations.

  FUTURE EXPANSION OF OUR INTERNATIONAL OPERATIONS WILL REQUIRE SIGNIFICANT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND OUR EFFORTS TO EXPAND INTERNATIONALLY MAY NOT SUCCEED

     We intend to expand our international operations and international sales and marketing efforts, particularly in Europe and Asia. We have limited experience in developing localized versions of our software products and in marketing, selling and distributing our software and services internationally. To date, our only offices outside the United States are located in London, England. To successfully expand international sales, we must expand our international operations, recruit additional international sales and support personnel, and expand our international distribution channels. This international expansion strategy will require significant management attention and financial resources, and we may not be successful in implementing our strategy. In particular, because we rely on international resellers, our success in international markets will depend to a significant degree on the success of those resellers and their willingness to dedicate resources to the sale of our products and services. International sales are subject to other inherent risks, such as:

     - compliance with multiple, conflicting and changing governmental laws and regulations

     - the existence of protectionist laws and business practices that favor local competition

     - longer sales and collection cycles, including difficulties obtaining and enforcing judgments against delinquent customers

     - foreign currency exchange rate fluctuations

     - difficulties in managing and staffing distant foreign operations

     - reduced protection for intellectual property rights in some countries

     - import and export licensing requirements

     - impact of recessions in economies outside the United States

     - seasonal reductions in business activity

     - political and economic instability

Our failure to manage these risks adequately could seriously harm our business.

  OUR BUSINESS AND PROSPECTS WOULD SUFFER IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

     Our success depends in large part on our intellectual property, particularly our software. If we fail to successfully enforce our intellectual property rights, other companies might copy our technology or introduce products or services that compete with ours. This could reduce our revenues and weaken our competitive position. We rely solely on a combination of copyright, trademark and trade secrets law, assignment of invention and confidentiality agreements, confidentiality procedures and licensing arrangements to establish and protect our intellectual property rights. We have no patents. We have filed a provisional patent application relating to our net.Activator technology. We have registered the trademarks net.Genesis and net.Analysis in the United States and claim trademark rights in CartSmarts, Design for Analysis, DFA, net.Dashboard, net.Instrument, net.Stream and ReportSite. Our efforts to protect our intellectual property may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection, and we may be unsuccessful in obtaining that protection, or our efforts to obtain that protection may be opposed by others. For example, we have been advised that our application to register the mark net.Genesis in the European Union has been opposed by a large Spanish insurance company that owns a number of marks incorporating the word "Genesis." In addition, the laws of some foreign countries where we market our products and services do not protect intellectual property rights to the same extent as do the laws of the United States. We may be required to spend significant resources to monitor infringement of and enforce our intellectual property rights.

     Third parties could copy or otherwise obtain and use our products or technology without our authorization. They could also independently develop similar technology that may infringe our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we do so. Competitors may also design around our technology or develop competing technologies. If this occurs, our business and prospects would be materially and adversely affected.

  OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Reliance on intellectual property rights is pervasive in our industry, and we expect that as competition intensifies, companies will continue to pursue vigorous enforcement of their intellectual property rights through litigation and other means. As a result, third parties may claim that our products or services infringe their intellectual property rights. Any such claim could seriously harm our business, results of operations and financial condition. We have not performed a comprehensive analysis of patents that may limit our ability to do business. An increasing number of companies are seeking and obtaining patents regarding methods of doing business on the Internet, and valid patents that apply to our methods of doing business may have been issued or may be issued in the future. Defending any claim of intellectual property infringement, regardless of merit, is expensive and time-consuming and may distract our management's attention away from our business. As a result of any claim or anticipated claim, we may agree or be forced to:

     - pay substantial damages

     - cease selling or using products and services that incorporate the infringed intellectual property

     - obtain a license for the infringed intellectual property, which might not be available on commercially reasonable terms or which could adversely affect our results of operations and financial condition

     - attempt to modify our products and services to avoid infringing others' intellectual property rights, which we might be unable to do at all or quickly enough to prevent serious harm to our competitive position in the market

  YEAR 2000 PROBLEMS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS

     We are subject to potential Year 2000 problems affecting our internal systems, the systems of our suppliers and our customers. If any of these were not corrected for Year 2000 problems, our operations could be materially impacted. We conducted a review and examination of these systems and a summary of our results is included elsewhere in this prospectus.

  IF OUR SOFTWARE PRODUCES INACCURATE INFORMATION ABOUT THE ONLINE CUSTOMER BEHAVIOR AND TRANSACTIONS WE TRACK OR DISRUPTS THE FUNCTIONING OF OTHER APPLICATIONS, WE MAY EXPERIENCE CUSTOMER DISSATISFACTION, LOSS OF CUSTOMERS, OR BOTH, AND BE EXPOSED TO LAWSUITS

     The failure of our products to provide accurate information concerning web site visitor behavior could result in adverse publicity, loss of or delay in market acceptance and claims by customers against us, any of which could seriously harm our business, results of operations and financial condition. Software often contains defects, particularly when first introduced or updated, which can adversely affect performance or result in inaccurate data. We may not discover software defects that adversely affect our products until after they are deployed. Moreover, our products typically become incorporated in our customers' web site hardware and software systems, which vary greatly in composition and complexity. As a result, we cannot anticipate and plan for the configuration of every customer's system, and our products may not work properly in every installation or may disrupt the proper functioning of other applications within that system. Accordingly, customers may discover errors or flaws in our products. Our license agreements typically contain provisions that attempt to limit our liability, but these provisions may not be enforceable in all circumstances. In some circumstances, we may be liable for damages caused by those errors, which could seriously harm our business. We carry only limited amounts of product liability insurance, which may be insufficient to protect us from any losses we suffer.

RISKS RELATED TO OUR INDUSTRY

  IF THE INTERNET FAILS TO GROW AS A MEDIUM FOR COMMUNICATION AND ELECTRONIC COMMERCE, OUR FUTURE REVENUE AND BUSINESS PROSPECTS WOULD BE MATERIALLY AND ADVERSELY AFFECTED

     Our future revenue and business prospects depend in part on a significant increase in the use of the Internet as a medium for communication and electronic commerce. The Internet is still emerging as a channel for selling goods and services to consumers and businesses. Further, Internet advertising and marketing is new and rapidly evolving, and it cannot yet be compared with traditional advertising media or marketing programs to gauge its effectiveness. Our business and prospects will be materially and adversely affected if the Internet does not become accepted as a medium for purchasing goods and services online or for advertising and marketing.

  WE PARTICIPATE IN THE UNPROVEN MARKET FOR E-CUSTOMER INTELLIGENCE SOFTWARE, WHICH MAKES THE DEMAND FOR OUR PRODUCTS UNCERTAIN

     The market for e-customer intelligence products and services is in an early stage of development and may not continue to grow. Accordingly, the demand for our products is uncertain. Many companies in our target markets are unaware that e-customer intelligence software such as ours is available or beneficial and may choose to allocate their resources elsewhere, including to internally developed e-customer intelligence capabilities. Moreover, many companies may continue to rely on traditional offline customer intelligence methods. In order for us to be successful, our potential customers must recognize the value of and decide to invest in e-customer intelligence software, and, in particular, adopt our product. Any failure of this market to continue to develop would seriously harm our business.

  WE DEPEND ON THE CONTINUED VIABILITY OF THE INTERNET INFRASTRUCTURE

     Our business depends upon the development and maintenance of a viable Internet infrastructure. The current Internet infrastructure may be unable to support an increased number of users, greater frequency of use or increases in user demand for faster access. The timely development of products such as high-speed modems and communications equipment will be necessary to continue reliable Internet access. In addition, the Internet has experienced outages and delays as a result of damage to portions of its infrastructure. Outages and delays could adversely affect our customers' web sites and third-party web applications and the willingness of our current and potential customers to use our e-customer intelligence software. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable resources to adapt our offerings accordingly. In addition, the effectiveness of the Internet may decline due to delays in the development or adoption of new standards and protocols designed to support increased levels of activity. If new standards or protocols are developed, we may be required to incur substantial expenditures to adapt our products. Any of these events could seriously harm our business.

  THE CAPABILITIES OF OUR PRODUCTS COULD BE LIMITED BY THE PRIVACY CONCERNS OF ONLINE COMMERCE PARTICIPANTS AND GOVERNMENT REGULATORY REQUIREMENTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS

     Web sites typically capture information about the preferences and demographics of online users each time a user visits the web site or volunteers information in response to survey or other questions. Our net.Analysis software enables organizations to analyze and use this customer information for their business purposes, including marketing campaigns and customer solicitations. Privacy concerns may cause web site visitors to resist providing personal data, to avoid web sites known to collect data on visitor behavior and to take other steps to prevent the involuntary collection of personal data, all of which would impair the effectiveness of our products and could seriously harm our business. Moreover, even the perception of privacy concerns may indirectly inhibit market acceptance of our products or services. Recently, DoubleClick, a company with which we have a strategic technology relationship, has become the subject of numerous lawsuits alleging among other things that DoubleClick improperly collected and used information concerning Internet users in violation of federal electronics privacy statutes and other privacy laws. The Federal Trade Commission has launched an informal inquiry to determine whether, in collecting and maintaining information concerning Internet users, DoubleClick has engaged in unfair or deceptive practices. Any similar legal actions, whether against us or others, could limit our ability to sell our software or otherwise seriously harm our business. If customer privacy concerns are not adequately addressed, our business could be seriously harmed.


     In addition, federal, state, local or foreign governments or agencies have adopted and may in the future adopt legislative or regulatory requirements designed to protect individual privacy on the Internet. For example, the United States' Children's Online Privacy Act, which took effect in October 1999, imposes new obligations on all online businesses that target children under the age of 13 and other requirements on all businesses engaged in online commerce to protect the privacy of children under the age of 13. In addition, the European Union has adopted a directive addressing data privacy that may result in limitations on the collection and use of specific personal information regarding Internet users. Developments like these may significantly impair the growth or evolution of the Internet and online commerce. As a result, the demand for products like net.Analysis may not grow as anticipated. This could seriously harm our business.

  IF GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES RELATED TO DOING BUSINESS ON THE INTERNET CAUSE A DECLINE IN E-COMMERCE AND INTERNET ADVERTISING AND MARKETING, OUR BUSINESS AND PROSPECTS COULD BE MATERIALLY AND ADVERSELY AFFECTED

     Laws and regulations directly applicable to Internet communications, commerce and marketing are becoming more prevalent. If any of these laws hinders the growth in use of the Internet generally or decreases the acceptance of the Internet as a medium for communication, commerce and marketing, our business and prospects may suffer materially. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. State and foreign governments might attempt to regulate Internet transmissions or levy sales or other taxes relating to Internet activity. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

  INCREASED LIMITATION OR ABOLITION OF THE USE OF COOKIES COULD LIMIT OUR ABILITY TO COLLECT DATA, IMPAIR THE EFFECTIVENESS OF OUR SOFTWARE AND REQUIRE PRODUCT MODIFICATIONS, ANY OF WHICH COULD SERIOUSLY HARM OUR BUSINESS

     The passage of laws limiting or abolishing the use of cookies could seriously harm our business. A cookie is information created by a web server that is stored on an end-user's computer, often without the user's knowledge, that can be used to track and record the user's online behavior and profile. Cookies generally may be removed or disabled by the user. Our products capture some data with cookies to identify unique user information and preferences. Some countries have imposed laws limiting the use of cookies, and a number of commentators, advocates and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If these laws were passed, we would have to disable certain data collection features of our products, which would reduce their usefulness to our customers, and we might be unable to develop alternative methods to gather data currently obtained with cookies. Even if we could develop those methods, the development could involve significant expenses and might not occur in time to prevent damage to our competitive position.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

  FOLLOWING THE OFFERING, TRADING IN OUR COMMON STOCK MAY BE LIMITED AND YOU MUST BE ABLE TO WITHSTAND A POSSIBLE LOSS OF YOUR INVESTMENT

     This is our initial public offering. A public market for trading our common stock has not existed before this offering. Although this offering will result in a public trading market for our common stock, we do not know how liquid the market for our stock will be. The price of the common stock being sold in this offering will be determined through negotiations between the underwriters and us. If you purchase common stock in this offering, you may not be able to resell such stock at or above the price you paid.

  THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING

     The market price of our common stock after this offering may vary from its initial public offering price. Fluctuations in market price and volume are particularly common among securities of Internet and other technology companies. As a result, you may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - general fluctuations in stock market prices and volume, which are particularly common among highly volatile securities of software and Internet-related companies like ours

     - variations in our quarterly operating results

     - changes in securities analysts' estimates of our financial performance

     - changes in market valuations of similar companies

     - announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships

     - additions or departures of key personnel

  WE COULD BE THE SUBJECT OF SECURITIES CLASS ACTION LITIGATION DUE TO FUTURE STOCK PRICE VOLATILITY

     The stock market in general, and market prices for the securities of Internet-related companies like ours in particular, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has decreased rapidly, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

  SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE

     Sales of a substantial number of shares of common stock after this offering, or the perception that sales could occur, could adversely affect the market price of the common stock. On completion of this offering, we will have 20,459,832 shares of common stock outstanding and 2,270,484 shares subject to outstanding options and warrants. In general, the 4,250,000 shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws. The remaining 16,209,832 shares of common stock outstanding on completion of the offering will be "restricted securities" as that term is defined in Rule 144. Our directors, executive officers and most other stockholders have executed lock-up agreements that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written approval of Chase Securities Inc., which could be given at any time. When the lock-up agreements expire or are terminated, most of the restricted securities will become eligible for sale.

  MANAGEMENT COULD APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR MARKET VALUE OR IMPROVE OUR OPERATING RESULTS

     We will use our net proceeds from this offering for general corporate purposes and working capital. We have not reserved or allocated the net proceeds for any specific purpose, and we cannot state with certainty how our management will use the net proceeds. Accordingly, our management will have considerable discretion in applying the net proceeds. We may use the net proceeds for purposes that do not result in any increase in our results of operations or market value.

  OUR DIRECTORS AND MANAGEMENT WILL COLLECTIVELY CONTROL OVER 40% OF OUR OUTSTANDING COMMON STOCK

     Immediately after this offering, our directors and executive officers and their affiliates will collectively control approximately 40% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might adversely affect the market price of our common stock.

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY

     Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - authorizing the issuance of "blank check" preferred stock

     - providing for a classified board of directors with staggered, three-year terms

     - providing that directors may only be removed for cause by a two-thirds vote of stockholders

     - limiting the persons who may call special meetings of stockholders

     - prohibiting stockholder action by written consent

     - establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote

     Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

  INVESTORS IN THIS OFFERING WILL PAY A MUCH HIGHER PRICE THAN THE BOOK VALUE OF OUR COMMON STOCK

     The initial public offering price per share of our common stock is $9.25 higher than the pro forma net tangible book value per share of our common stock, based on an assumed public offering price of $12.00 per share. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price per share. To the extent these outstanding options and warrants are later exercised, there will be further dilution to investors.

  THE FORWARD-LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS MIGHT PROVE INACCURATE. AS A RESULT, OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS

     Some of the statements we make in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or similar terminology. These statements involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus.

     This prospectus includes forward-looking statements about market data relating to the Internet and to us. These statements are based on estimates contained in studies published by International Data Corporation, a market research firm. International Data Corporation arrived at those estimates by using methodologies and assumptions chosen by it. For example, International Data Corporation's estimate of growth in Internet commerce revenue, appearing below in "Business -- Industry Background," is based on extrapolation by International Data Corporation from historical data collected by them from surveys and interviews, including data about:

     - the installed base for personal computers and other Internet access devices

     - the number of users per device

     - the amount of time spent on the web

     - the value of user purchases on the web

     - the number of sites on the web

     If the methodologies and assumptions, such as those described above, that International Data Corporation used to make these estimates prove to be incorrect, actual results could differ from the estimates. There can be no assurance that the market for Internet commerce will grow at the rate projected by International Data Corporation. Failure of this market to grow at the estimated rate could seriously harm our business and could cause the price of our common stock to decline.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of the 4,250,000 shares of common stock we are offering will be approximately $46.4 million, based on an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay. Our estimated net proceeds will be approximately $53.5 million if the underwriters fully exercise their over-allotment option.

     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public equity markets. As of the date of this prospectus, we have not allocated the net proceeds of this offering for specific uses. We intend to use our net proceeds for working capital and general corporate purposes. The actual amounts expended for specific purposes will vary significantly depending on a number of factors, including cash generated from operations, if any, changes in the competitive landscape, demands of customers, and the extent and timing of our entry into target markets. We may also use a portion of the net proceeds for acquisitions of businesses, products and technologies that complement our business. Although we have evaluated possible acquisitions from time to time, we currently have no commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. Pending those uses, we intend to invest the net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain any earnings to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account our financial condition, operating results, cash needs and growth plans. Our agreement with our lender contains restrictive covenants that generally prohibit us from paying cash dividends, making any distribution on any class of stock or making stock repurchases.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of December 31, 1999:

     - on an actual basis, reflecting a charter amendment filed on February 2, 2000 to effect a three-for-four reverse split of our common stock

     - on a pro forma as adjusted basis to reflect:

        - the conversion of all of our outstanding preferred stock into common stock upon completion of this offering

        - the issuance of 85,843 shares of common stock upon exercise of a warrant, which we expect will occur before the completion of this offering

        - a charter amendment, to be effective upon completion of this offering, that will authorize a class of undesignated preferred stock

        - our sale of 4,250,000 shares of common stock at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay

     You should read this table together with our financial statements and related notes appearing elsewhere in this prospectus.

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Long-term portion of capital lease obligations and long-term
  debt......................................................  $  1,892     $  1,892
                                                              --------     --------
Redeemable convertible preferred stock, $0.001 par value;
  16,761,457 shares authorized and 16,231,540 issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma as adjusted........................    36,575           --
                                                              --------     --------
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 925,430
     shares authorized, issued and outstanding, actual; no
     shares authorized, issued or outstanding, pro forma as
     adjusted...............................................     1,717           --
  Preferred stock (undesignated), $0.001 par value; no
     shares authorized, actual; 5,000,000 shares authorized
     and no shares issued or outstanding, pro forma as
     adjusted...............................................        --           --
  Common stock, $0.001 par value; 100,000,000 shares
     authorized; 3,141,883 shares issued and outstanding,
     actual; 20,345,409 shares issued and outstanding, pro
     forma as adjusted......................................         3           20
  Additional paid-in capital................................     6,606       91,691
  Deferred compensation.....................................    (5,723)      (5,723)
  Note receivable from stockholder..........................       (96)         (96)
  Accumulated deficit.......................................   (30,838)     (30,838)
  Accumulated other comprehensive income....................     1,184        1,184
                                                              --------     --------
     Total stockholders' equity (deficit)...................   (27,147)      56,238
                                                              --------     --------
          Total capitalization..............................  $ 11,320     $ 58,130
                                                              ========     ========

     The information in the foregoing table excludes:

        - 209,804 shares issuable upon exercise of other warrants outstanding as of December 31, 1999, which have an exercise price of $2.45 per share

        - 1,696,597 shares issuable upon exercise of options outstanding as of December 31, 1999, which have a weighted average exercise price of $1.49 per share

        - 2,850,000 additional shares reserved as of December 31, 1999 for future issuance under our 1999 Stock Incentive Plan and our 1999 Employee Stock Purchase Plan

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $9.4 million, or $0.59 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the pro forma number of shares of common stock outstanding, after giving effect to the conversion of our outstanding preferred stock and the exercise of a warrant, which we expect will occur before the completion of this offering. After giving effect to our sale of 4,250,000 shares of common stock at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay, our adjusted pro forma net tangible book value as of December 31, 1999 would have been $55.9 million, or $2.75 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $2.16 per share and an immediate dilution to new investors of $9.25 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $12.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $0.59
  Increase per share attributable to new investors..........   2.16
                                                              -----
Adjusted pro forma net tangible book value per share after
  this offering.............................................             2.75
                                                                       ------
Dilution per share to new investors.........................           $ 9.25
                                                                       ======

     If the underwriters exercise their option to purchase additional shares in this offering in full, our adjusted pro forma net tangible book value at December 31, 1999 would have been $63.0 million, or $3.00 per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $2.41 per share and an immediate dilution to new investors of $9.00 per share.

     The following table summarizes as of December 31, 1999, on a pro forma basis after giving effect to the conversion of our outstanding preferred stock and the exercise of a warrant as described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $12.00 per share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                   ---------------------    ----------------------    AVERAGE PRICE
                                     NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                   ----------    -------    -----------    -------    -------------
Existing stockholders............  16,095,409      79.1%    $37,044,142      42.1%        $2.30
New investors....................   4,250,000      20.9      51,000,000      57.9
                                   ----------     -----     -----------    ------
     Total.......................  20,345,409     100.0%    $88,044,142     100.0%
                                   ==========     =====     ===========    ======

     The preceding discussion and tables assume no exercise of any stock options or warrants outstanding as of December 31, 1999, except as stated above. As of December 31, 1999, there were outstanding options to purchase a total of 1,696,597 shares of common stock at a weighted average exercise price of $1.49 per share and warrants, other than that described above, to purchase a total of 209,804 shares of common stock at an exercise price of $2.45 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements audited by PricewaterhouseCoopers LLP, which appear elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our financial statements audited by PricewaterhouseCoopers LLP, which do not appear in this prospectus. Our historical results are not necessarily indicative of operating results to be expected in the future.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1995      1996       1997       1998        1999
                                           ------    -------    -------    -------    --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue........................  $  151    $   481    $   845    $   937    $  3,788
  Service revenue........................     140        102        164        631       2,747
                                           ------    -------    -------    -------    --------
Total revenue............................     291        583      1,009      1,568       6,535
                                           ------    -------    -------    -------    --------
Cost of revenue:
  Cost of product revenue................      15        105         91        232         219
  Cost of service revenue................      34        119        549        761       3,117
                                           ------    -------    -------    -------    --------
Total cost of revenue....................      49        224        640        993       3,336
                                           ------    -------    -------    -------    --------
Gross profit.............................     242        359        369        575       3,199
                                           ------    -------    -------    -------    --------
Operating expenses:
  Sales and marketing....................     159      1,563      1,271      3,045      10,479
  Research and development...............     327      1,192      1,410      2,266       4,713
  General and administrative.............      78        381        738      1,148       3,490
  Stock-based compensation...............      --         10         --         --         531
                                           ------    -------    -------    -------    --------
Total operating expenses.................     564      3,146      3,419      6,459      19,213
                                           ------    -------    -------    -------    --------
Loss from operations.....................    (322)    (2,787)    (3,050)    (5,884)    (16,014)
Other income (loss)......................       8        171        (60)       111           2
                                           ------    -------    -------    -------    --------
Net loss.................................  $ (314)   $(2,616)   $(3,110)   $(5,773)   $(16,012)
                                           ------    -------    -------    -------    --------
Dividends and accretion of redeemable
  preferred stock........................      --       (118)      (337)      (660)     (1,912)
                                           ------    -------    -------    -------    --------
Net loss available to common
  stockholders...........................  $ (314)   $(2,734)   $(3,447)   $(6,433)   $(17,924)
                                           ======    =======    =======    =======    ========
Basic and diluted net loss available to
  common stockholders per share..........  $(8.61)   $(21.37)   $ (8.11)   $(10.82)   $ (13.72)
                                           ======    =======    =======    =======    ========
Shares used in computing basic and
  diluted net loss available to common
  stockholders per share.................      37        128        425        595       1,307
                                           ======    =======    =======    =======    ========
Unaudited pro forma basic and diluted net
  loss per common share..................                                             $  (1.33)
                                                                                      ========
Shares used in computing unaudited pro
  forma basic and diluted net loss per
  common share...........................                                               11,996
                                                                                      ========

                                                              DECEMBER 31,
                                           ---------------------------------------------------
                                            1995      1996      1997        1998        1999
                                           ------    ------    -------    --------    --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................  $1,413    $  650    $   253    $  2,261    $  9,643
Working capital..........................   1,383     2,449        866       1,688       7,353
Total assets.............................   1,522     3,489      1,642       3,866      17,792
Long-term portion of capital lease
  obligations and long-term debt.........       3       112         --          --       1,892
Redeemable convertible preferred stock...      --     4,082      5,856      13,566      36,575
Total stockholders' equity (deficit).....   1,454     1,767     (4,712)    (11,081)    (27,147)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We offer e-customer intelligence software that enables companies to understand and improve their online businesses. We license net.Analysis to customers for a fee and also provide related maintenance and support services. In addition, we provide professional consulting services. These services include analytic consulting, product implementation, application integration, customization of e-customer analysis reporting and training.

     From our inception in May 1994 through December 31, 1995, our operations consisted primarily of start-up activities, including raising capital, recruiting personnel, conducting research and development for net.Analysis and several other Internet software product and service offerings that we have since discontinued, establishing the market for our initial products and purchasing operating assets. Since 1995, we have invested in research and development for net.Analysis, building sales channels, expanding marketing activities and developing administrative operations. In January 1996, we began actively marketing our net.Analysis product. To date, we have developed and released four major versions of net.Analysis. We currently have over 200 customers. We market and sell our products primarily through our direct sales force.

     Since 1996, our net.Analysis software and related products and services have accounted for all of our revenue. We anticipate that licensing of net.Analysis and related products and services will continue to account for substantially all of our revenue for the foreseeable future. Consequently, a decline in the price of or demand for our net.Analysis software, or its failure to achieve or maintain market acceptance, would seriously harm our business, financial condition and results of operations.

     We license net.Analysis and our other software products to our customers primarily on a perpetual, non-exclusive and non-transferable basis. Our pricing model is based on the number of the customer's managed servers, the platform supported and the number of end users of our software, allowing for additional revenue as a customer's requirements grow. Support and maintenance contracts, which are purchased with initial product licenses and are renewable annually thereafter, entitle customers to telephone, e-mail and web-based support and to routine product upgrades, when and if available. The price for our support and maintenance services is based on a percentage of the then-current list price of the software. Consulting fees for implementation services and training are charged either on a time-and-materials basis or on a fixed-fee basis in the case of packaged services, such as our FastPath implementation package.

     We recognize revenues in accordance with Statement of Position 97-2, "Software Revenue Recognition," which we adopted in 1998. Fees from licenses are recognized as revenue when a contract has been executed and the product has been delivered, provided fees are fixed or determinable, collection is probable and there are no uncertainties with respect to customer acceptance. If uncertainties exist, we defer revenue until the customer accepts the product or service. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. License fees from software sold together with services are generally recognized upon delivery of the software, provided that the above criteria have been met and the services are not essential to the functionality of the software. In instances where these criteria have not been met, both the license and professional services fees are recognized under the percentage-of-completion method of contract accounting, based upon the proportion of hours expended to total estimated hours at completion. Losses, if any, on fixed-price contracts are recognized when the loss is determined.

     Service revenue consists of fees from professional services and from software maintenance and support. Professional services include analytic consulting, product implementation, application integration, report customization, training and support. We recognize professional services fees as we perform the services.

     Customers typically purchase maintenance and support agreements annually. We recognize revenue from maintenance and support agreements ratably over the term of the agreement, typically one year. We record cash receipts from clients and billed amounts due from clients in excess of revenue recognized as deferred revenue. The timing and amount of cash receipts from clients can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period.

     Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and professional services departments, and to establish our administrative organization. As a result, we have incurred net losses in each fiscal quarter since December 31, 1994 and, as of December 31, 1999, had an accumulated deficit of $30.8 million. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional consulting services and support, and improve operational and financial systems. We expect that these operating expenses, as well as anticipated capital expenditures, will constitute a material use of our cash resources. We expect to incur additional losses and continued negative cash flow from operations. We may not achieve or sustain profitability or positive cash flow from operations.

     We have recorded deferred stock-based compensation related to grants of stock options. This amount represents the difference between the exercise price of these stock option grants and the amount subsequently determined to be the fair market value of the underlying common stock for financial reporting purposes at the time of grant. Of this amount, we amortized approximately $388,000 in 1999. We will amortize $5.7 million of stock-based compensation, plus the additional amounts recorded in connection with stock options granted after December 31, 1999, ratably over the remaining vesting periods of the options, generally four years or less, which will affect our reported results of operations through 2003. All of these amounts appear on our statements of operations as stock-based compensation.

RESULTS OF OPERATIONS

     The following table expresses our operating data as percentages of total revenue for each period indicated.

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                1997        1998        1999
                                                                ----        ----        ----
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue........................................        83.8%       59.7%       58.0%
  Service revenue........................................        16.2        40.3        42.0
                                                               ------      ------      ------
Total revenue............................................       100.0       100.0       100.0
                                                               ------      ------      ------
Cost of revenue:
  Cost of product revenue................................         9.0        14.8         3.4
  Cost of service revenue................................        54.4        48.5        47.7
                                                               ------      ------      ------
Total cost of revenue....................................        63.4        63.3        51.0
                                                               ------      ------      ------
Gross profit.............................................        36.6        36.7        49.0
                                                               ------      ------      ------
Operating expenses:
  Sales and marketing....................................       126.0       194.2       160.3
  Research and development...............................       139.8       144.5        72.1
  General and administrative.............................        73.2        73.2        53.4
  Stock-based compensation...............................          --          --         8.1
                                                               ------      ------      ------
Total operating expenses.................................       339.0       411.9       293.9
                                                               ------      ------      ------
Loss from operations.....................................      (302.4)     (375.2)     (244.9)
Other income (loss)......................................        (5.9)        7.1         0.0
                                                               ------      ------      ------
Net loss.................................................      (308.3%)    (368.1%)    (244.9)%
                                                               ======      ======      ======

  Comparison of 1998 and 1999

     Total Revenue. Total revenue increased by $4.9 million, or 317%, to $6.5 million for 1999 from $1.6 million for 1998. No customer accounted for 10% or more of our total revenue in 1999.

     Product Revenue. Product revenue increased by $2.9 million, or 304%, to $3.8 million for 1999 from $937,000 for 1998. Substantially all of the growth in product revenue was due to an increase of approximately 300% in the average dollar size of licenses, attributable to larger implementations and price increases. Product revenue as a percentage of total revenue decreased to 58% for 1999 from 60% for 1998. We anticipate that revenue from licenses of net.Analysis will continue to represent a majority of our revenues in the future. We expect that because of our small historical revenue base, the recent percentage growth rates of our product revenue will not be sustainable in the future.

     Service Revenue. Service revenue increased by $2.1 million, or 335%, to $2.7 million for 1999 from $631,000 for 1998. Approximately $1.6 million of the increase in the dollar amount of service revenue was attributable to increased implementation and consulting services in connection with increased product license sales. The balance of the increase was attributable to greater sales of maintenance contracts associated with higher dollar value sales of net.Analysis licenses. We expect that the recent percentage growth rates of our service revenue will not be sustainable in the future.

     Cost of Product Revenue. Cost of product revenue consists primarily of royalties associated with third-party software embedded in our software products and software product costs, such as user manuals, packaging and media costs. Cost of product revenue decreased by $12,000, or 5%, to $220,000 for 1999 from $232,000 for 1998. The decrease was attributable to a decrease in license fees for third-party software purchased for resale by us as part of our net.Analysis product. Cost of product revenue as a percentage of product revenue declined to 6% for 1999 from 25% for 1998. This decrease was attributable to the above-mentioned decrease in license fees for third-party software.

     Cost of Service Revenue. Cost of service revenue consists primarily of salaries, benefits and associated overhead costs of our professional services organization. Cost of service revenue increased by $2.4 million, or 310%, to $3.1 million for 1999 from $761,000 for 1998. Substantially all of the increase was attributable to an increased number of personnel in our professional services organization. This growth has required that we invest in hiring and training personnel and building a management and operational infrastructure. This investment has resulted in the cost of service revenue exceeding our service revenue. Cost of service revenue as a percentage of service revenue decreased to 113% for 1999 from 121% for 1998. We expect that in dollar amount our cost of service revenue will continue to exceed our service revenue for at least the next several quarters.


     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel costs, including related overhead costs and commissions, as well as travel and entertainment expenses, trade show and other promotional expenses, advertising, and other marketing costs. Sales and marketing expenses increased by $7.5 million, or 244%, to $10.5 million for 1999 from $3.0 million for 1998. Approximately $4.1 million of the increase was due to increased personnel in our sales and marketing departments. Approximately $1.7 million of the increase was due to increased commissions earned by sales personnel on higher dollar sales. The balance of the increase was attributable to increased marketing communications expenditures associated with product introductions and efforts to create increased awareness of our products and services. Sales and marketing expenses as a percentage of total revenue declined to 160% for 1999 from 194% for 1998. We expect that sales and marketing expenses will continue to increase in dollar amount to support marketing programs for new product launches, promotion of awareness of our corporate and brand names, international expansion and increased sales efforts. During the three months ending March 31, 2000, we will record a charge of approximately $494,000 related to a separation agreement entered into in January 2000 with our former Vice President, Worldwide Sales and Services. Of this amount, $143,000 will be included in sales and marketing expenses and $351,000 will be included in stock-based compensation. See "Management -- Separation Agreement."


     Research and Development Expenses. Research and development expenses consist primarily of salaries, benefits and related overhead costs attributable to our research and development organization, as well as the cost of consultants. Research and development expenses increased by $2.4 million, or 108%, to $4.7 million for 1999 from $2.3 million for 1998. Approximately $1.9 million of the increase was attributable to increased staffing and associated support for software engineers required to expand and enhance our product offerings. The balance of the increase was attributable to increased consulting costs related to the development and enhancement of our products. Research and development expenditures are charged to operations as incurred. Research and development expenses as a percentage of total revenue declined to 72% for 1999 from 145% for 1998. We believe that research and development expenses will continue to increase in dollar amount as we add additional research and development personnel.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries, benefits and overhead costs associated with our executive, finance, human resource, legal, accounting and internal information system functions. General and administrative expenses increased by $2.4 million, or 204%, to $3.5 million for 1999 from $1.1 million for 1998. Approximately $900,000 of the increase was the result of increased staffing and associated expenses necessary to manage and support our growth. Approximately $700,000 of the increase was attributable to increased professional service fees. General and administrative expenses as a percentage of total revenue declined to 53% for 1999 from 73% for 1998. We expect that general and administrative expenses will continue to increase in dollar amount as we expand our operations and infrastructure to support our planned future growth and transition to operating as a public company.

     Stock-based Compensation. We incurred stock-based compensation expense of $531,000 for 1999. The expense includes $143,000 related to extension of options in connection with employee severance. It also includes $388,000 for amortization of the deferred expense attributable to the issuance during 1999 of stock options with exercise prices less than the amount subsequently determined to be the fair market value of the underlying stock for financial reporting purposes on the date of grant. These options generally vest over four years or less. The remaining deferred compensation expense of approximately $5.7 million will be amortized ratably over the remaining vesting periods of the options, and will affect periods ending after December 31, 1999. We also expect to record a charge for stock-based compensation of approximately $351,000 during the three months ending March 31, 2000 in connection with the separation agreement entered into in January 2000 with our former Vice President, Worldwide Sales and Service.

     Other Income (Loss). Other income (loss) consists of interest income, interest expense, other income, loss on disposal of fixed assets and other expenses. Other income decreased by $108,000 from $111,000 in 1998 to $3,000 for 1999 due to higher interest expense incurred on larger average outstanding borrowings during 1999.

  Comparison of 1997 and 1998

     Total Revenue. Total revenue increased by $559,000, or 55%, to $1.6 million for 1998 from $1.0 million for 1997. Two customers, E*Trade and Bell Atlantic, each accounted for more than 10% of our total revenue in 1998.

     Product Revenue. Product revenue increased by $92,000, or 11%, to $937,000 for 1998 from $845,000 for 1997. Substantially all of the increase in product revenue was due to increased average dollar size of licenses. Product revenue as a percentage of total revenue declined to 60% for 1998 from 84% for 1997.

     Service Revenue. Service revenue increased by $468,000, or 286%, to $631,000 for 1998 from $164,000 for 1997. Service revenue as a percentage of total revenue increased to 40% for 1998 from 16% for 1997. Approximately $360,000 of this growth was due to expanded implementation and consulting service offerings. The balance of the increase was due to greater sales of maintenance contracts associated with higher dollar sales of net.Analysis licenses.

     Cost of Product Revenue. Cost of product revenue increased by $141,000, or 155%, to $232,000 for 1998 from $91,000 for 1997. Approximately $110,000 of the increase was attributable to increased license fees for third-party software purchased for resale by us as part of our net.Analysis product. The balance of the increase was attributable to increases in unit volume. Cost of product revenue as a percentage of product revenue increased to 25% for 1998 from 11% for 1997, primarily as a result of an increase in the cost of licenses of third-party software that we resell as part of our solution.

     Cost of Service Revenue. Cost of service revenue increased by $212,000, or 39%, to $761,000 for 1998 from $549,000 for 1997. Approximately $320,000 of the increase was a result of an increase in the number of our professional services personnel. The balance of the increase was attributable to increased professional services costs. Cost of service revenue as a percentage of service revenue declined to 121% for 1998 from 335% for 1997, primarily as a result of increased utilization of our expanded professional services organization.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $1.8 million, or 140%, to $3.0 million for 1998 from $1.3 million for 1997. Approximately $1.0 million of the increase was due to increased headcount in our sales and marketing departments, and approximately $600,000 of the increase was due to increased marketing communications expenditures associated with our products and services. The balance of the increase was due to increased commissions earned by sales personnel on higher dollar sales.

     Research and Development Expenses. Research and development expenses increased by $856,000, or 61%, to $2.3 million for 1998 from $1.4 million for 1997. Approximately $590,000 of the increase was related to increased staffing and associated support costs for software engineers required to expand and enhance our product and services offerings. The balance of the increase was attributable to increased consulting costs related to the development and enhancement of our product offerings.

     General and Administrative Expenses. General and administrative expenses increased by $409,000, or 55%, to $1.1 million for 1998 from $738,000 for 1997.
Approximately $250,000 of the increase was due to increased staffing and associated expenses necessary to manage and support our growth. The balance of the increase was attributable to increases in office expenses, outside services and other general and administrative expenses.

     Other Income (Loss). Other income (loss) increased by $171,000 from a loss of $60,000 in 1997 to income of $111,000 in 1998. The increase was due primarily to a loss of $101,000 recognized in 1997 on the disposal of fixed assets related to a discontinued service offering.

  Quarterly Results of Operations

     The following tables present our unaudited quarterly results of operations for the eight quarters ended December 31, 1999 both in dollar amount and as a percentage of our total revenue. You should read the following table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. We have prepared this information on the same basis as our audited financial statements. In the opinion of our management, this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                     THREE MONTHS ENDED
                                   ---------------------------------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                     1998       1998       1998        1998       1999       1999       1999        1999
                                   --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue................   $ 191     $   156     $   190    $   400    $   468    $   676     $ 1,127    $ 1,517
  Service revenue................      42         168         220        202        354        458         790      1,145
                                    -----     -------     -------    -------    -------    -------     -------    -------
Total revenue....................     233         324         410        602        822      1,134       1,917      2,662
                                    -----     -------     -------    -------    -------    -------     -------    -------
Cost of revenue:
  Cost of product revenue........      23          25          28        156         31         43          25        120
  Cost of service revenue........      63          80         193        425        417        527         896      1,277
                                    -----     -------     -------    -------    -------    -------     -------    -------
Total cost of revenue............      86         105         221        581        448        570         921      1,397
                                    -----     -------     -------    -------    -------    -------     -------    -------
Gross profit.....................     147         219         189         21        374        564         996      1,265
                                    -----     -------     -------    -------    -------    -------     -------    -------
Operating expenses:
  Sales and marketing............     274         460       1,111      1,200      1,600      1,865       2,602      4,412
  Research and development.......     340         495         694        739        789        981       1,257      1,686
  General and administrative.....     182         306         267        392        497        499       1,051      1,443
  Stock-based compensation.......      --          --          --         --         13         36         223        259
                                    -----     -------     -------    -------    -------    -------     -------    -------
Total operating expenses:........     796       1,261       2,072      2,331      2,899      3,381       5,133      7,800
                                    -----     -------     -------    -------    -------    -------     -------    -------
Loss from operations.............    (649)     (1,042)     (1,883)    (2,310)    (2,525)    (2,817)     (4,137)    (6,535)
                                    -----     -------     -------    -------    -------    -------     -------    -------
Other income (loss)..............       8           5          61         38        (53)       (71)         18        108
                                    -----     -------     -------    -------    -------    -------     -------    -------
Net loss.........................   $(641)    $(1,037)    $(1,822)   $(2,272)   $(2,578)   $(2,888)    $(4,119)   $(6,427)
                                    =====     =======     =======    =======    =======    =======     =======    =======

                                                                  THREE MONTHS ENDED
                                ---------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1998       1998       1998        1998       1999       1999       1999        1999
                                --------   --------   ---------   --------   --------   --------   ---------   --------
                                                           (AS PERCENTAGES OF TOTAL REVENUE)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue.............     82.0%      48.2%      46.3%       66.5%      56.9%      59.6%      58.8%       57.0%
  Service revenue.............     18.0       51.8       53.7        33.5       43.1       40.4       41.2        43.0
                                 ------     ------     ------      ------     ------     ------     ------      ------
Total revenue.................    100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0
                                 ------     ------     ------      ------     ------     ------     ------      ------
Cost of revenue:
  Cost of product revenue.....      9.8        7.7        6.8        26.0        3.7        3.8        1.3         4.5
  Cost of service revenue.....     26.9       24.7       47.2        70.5       50.8       46.5       46.8        48.0
                                 ------     ------     ------      ------     ------     ------     ------      ------
Total cost of revenue.........     36.7       32.4       54.0        96.5       54.5       50.3       48.1        52.5
                                 ------     ------     ------      ------     ------     ------     ------      ------
Gross profit..................     63.3       67.6       46.0         3.5       45.5       49.7       51.9        47.5
                                 ------     ------     ------      ------     ------     ------     ------      ------
Operating expenses:
  Sales and marketing.........    117.9      142.2      270.8       199.4      194.5      164.5      135.7       165.7
  Research and development....    146.1      152.8      169.0       122.7       95.9       86.4       65.6        63.4
  General and
     administrative...........     78.3       94.6       65.1        65.2       60.5       44.0       54.8        54.2
  Stock-based compensation....       --         --         --          --        1.6        3.2       11.6         9.7
                                 ------     ------     ------      ------     ------     ------     ------      ------
Total operating expenses:.....    342.3      389.6      504.9       387.3      352.5      298.1      267.7       293.0
                                 ------     ------     ------      ------     ------     ------     ------      ------
Loss from operations..........   (279.0)    (322.0)    (458.9)     (383.8)    (307.0)    (248.4)    (215.8)     (245.5)
Other income (loss)...........      3.5        1.4       14.7         6.2       (6.4)      (6.3)        .9         4.1
                                 ------     ------     ------      ------     ------     ------     ------      ------
Net loss......................   (275.5)%   (320.6)%   (444.2)%    (377.6)%   (313.4)%   (254.7)%   (214.9)%    (241.4)%
                                 ======     ======     ======      ======     ======     ======     ======      ======

     We have experienced substantial fluctuations in our quarterly results of operations and we expect those fluctuations to continue. For example, costs related to the hiring of our chief executive officer during the three months ended June 30, 1998 substantially increased our general and administrative expenses in the quarter. During the third and fourth quarters of 1998, our cost of service revenue grew more rapidly than our service revenue, due to increases in personnel and recruiting expenses related to our initiative to increase the capacity of our professional services organization. Sales and marketing expense grew more rapidly in the third quarter of 1998 than in previous quarters due to a substantial increase in the number of our field sales personnel, who typically require initial training and may take several months to become fully productive. Our results of operations in the fourth quarter of 1998 were also affected by higher than usual cost of product revenue, attributable to license fees for third-party software purchased during the quarter for resale by us as part of our net.Analysis solution. In the fourth quarter of 1999, our sales and marketing expenses increased significantly as a result of increased commissions earned by our sales personnel for orders significantly above their quotas. Because our 1999 compensation plans for our sales personnel were generally based on the orders we booked rather than the revenue we recognized, commission costs increased in an amount disproportionate to the increase in revenue in the quarter. For the reasons described above, we believe that period to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through private sales of preferred stock, resulting in net proceeds of $35.0 million through December 31, 1999. To a lesser extent, we have financed our operations through debt and lease financing. As of December 31, 1999, we had $9.6 million in cash and cash equivalents and $7.4 million in working capital.

     As of December 31, 1999, we had cash and cash equivalents totaling $9.6 million, an increase from $2.3 million of cash and cash equivalents held as of December 31, 1998. This increase resulted primarily from our sale of preferred stock in June 1999, which provided net proceeds of $20.8 million, reduced by cash used to fund operations and investing activities for 1999.

     Our operating activities resulted in net cash used of $2.7 million for 1997, $5.1 million for 1998 and $13.0 million for 1999, primarily due to operating losses.

     Our investing activities resulted in net cash used of $3.9 million for 1999, primarily due to capital expenditures. Our investing activities resulted in net cash provided of $960,000 for 1997 and $132,000 for 1998.

     Our financing activities resulted in net cash provided of $24.3 million for 1999, primarily due to our sale of preferred stock in June 1999 and issuance of long-term debt. Our financing activities resulted in net cash provided of $1.3 million for 1997 and $7.0 million for 1998. Our financing activities in these periods principally consisted of sales of preferred stock and borrowings under a term loan agreement.


     We have a subordinated debt agreement with Comdisco, Inc. under which we have obtained a term loan of $3.0 million and an equipment line of credit of up to $1.0 million. The term loans and the equipment line are payable in 36 monthly payments and bear interest at rates of 13.5% and 9%, respectively. As of December 31, 1999, we had $2.7 million outstanding under the term loan agreement and $476,000 outstanding under the equipment line. No additional amounts are available for borrowing under the term loan agreement. In order to lease additional equipment under the equipment line of credit, we must not be in default under the equipment line or under any other agreement, and there must not have been a material change in our credit standing or in our ability to perform our obligations under the equipment line. We believe we were in compliance with these covenants as of December 31, 1999.


     Capital expenditures totaled $111,000 for 1997, $776,000 for 1998 and $3.6 million for 1999. Our capital expenditures consisted of purchases of property and equipment, including computer equipment and software. We expect capital expenditures to increase for the foreseeable future as we increase our number of employees, increase the size of our operating facilities, and improve and expand our information systems. Since inception, we have generally funded capital expenditures either through the use of working capital or with equipment loans and lease financing.

     As of December 31, 1999, we had net operating loss carryforwards of $25.5 million and research and development credit carryforwards of $586,000. The net operating loss and credit carryforwards will expire at various dates through 2019, if not used. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. We have established a full valuation allowance in our financial statements to reflect the uncertainty of our ability to use available tax loss carryforwards and other deferred tax assets.

     We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan. As a result, we expect that operating expenses, as well as anticipated capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions of, or investments in, complementary products, services, businesses or technologies. We believe that the net proceeds from the sale of common stock in this offering, together with our existing cash and cash equivalents, will be sufficient to finance our operations through at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. Any needed financing may not be available to us on commercially reasonable terms, if at all.

YEAR 2000 STATUS

     The "year 2000" issue refers generally to the problems that some software may have in determining the correct century for the year, which may result in failures or the creation of erroneous results. Many currently installed computer systems and software products originally could not reliably distinguish dates beginning on January 1, 2000 from earlier dates. It is possible that some companies' software and computer systems have not been upgraded or replaced in order to correctly process dates beginning in 2000.

     To date, we are not aware that any year 2000 issues have affected our business. Nonetheless, it may be too early to conclude that year 2000 issues will not adversely affect our operations. Our business depends on the operation of numerous systems that could be affected by year 2000 related problems. Those systems include:

     - hardware and software systems we use to deliver services to our customers, including our proprietary software systems as well as hardware and software supplied by third parties;

     - communications networks, such as the Internet and private intranets, which we depend on to communicate both internally and with our customers and potential customers;

     - the internal systems of our customers and suppliers;

     - the hardware and software systems we use internally to manage our business; and

     - non-information technology systems and services we use in our business, such as telephone systems and building systems.

     Any year 2000 problems that affect these systems could adversely affect our operations. We did not undertake a study of our customers' year 2000 readiness nor did we undertake a study of the environments in which our software may be deployed. Our testing and review procedures may not have been adequate to identify all potential year 2000 issues with these systems. With regard to our software products and services, our testing of net.Analysis version 4.0 and later releases revealed no year 2000 issues that have not been remedied. Despite testing by us and by current and potential clients, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business. Some commentators have predicted significant litigation regarding year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

     We did not incur any material expenditures in connection with identifying or evaluating year 2000 compliance issues. We neither developed nor intend to develop a year 2000 contingency plan.

RECENTLY ENACTED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position or operating results.

DISCLOSURES ABOUT MARKET RISK

     Based on the nature and current levels of our investments, we have concluded that we have no material market risk exposure.

                                    BUSINESS

     We provide software and professional services that help our customers understand, analyze and improve their online businesses. Our net.Analysis software enables companies to collect, store, organize and analyze detailed information about the online behavior of customers and other visitors on their web sites. Through net.Analysis, our customers can also import and analyze information about these e-customers available from other online and offline software systems and databases. Our professional services organization provides strategic analytic consulting and product integration and installation services. This combined software and services solution enables companies to better tailor and target their marketing initiatives, restructure their web sites to facilitate e-commerce, provide more relevant and cost-effective content, improve web site design, better allocate advertising and partnership resources, and better plan their investments in web site hardware and software.

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Internet has emerged as a global medium that allows millions of people to obtain information, communicate and conduct business. As Internet usage has grown, companies have increasingly come to rely on both web sites and private intranets as important business channels. Through the Internet, a company can establish and maintain large numbers of direct relationships while avoiding many traditional investments in business infrastructure, such as retail outlets, distribution networks and sales personnel. Both traditional and Internet-based companies use the Internet to communicate marketing and other information to current and potential customers and to manage relationships with vendors, business partners, employees and others. Increasingly, companies are using the Internet to generate revenue through the sale of goods and services or the sale of advertising. In October 1999, International Data Corporation estimated that revenue from Internet commerce would increase from approximately $50 billion in 1998 to approximately $1.3 trillion in 2003.

  Increasing Investments in Web Site Hardware and Software

     As use of the Internet increased and businesses became aware of its potential, both traditional and Internet-based companies began to invest more heavily in the development, design and support of their web sites. Early web sites began merely as efforts to build corporate brand identity and contained little more than general corporate and marketing information. Many companies have now enhanced the content and features of their web sites, not only to attract and retain customers, but also to better serve their customers' needs. For example, companies focused on electronic commerce, or e-commerce, have spent significant funds to purchase a variety of advanced third-party software applications to ensure that customers have a satisfying online experience. These include software applications to serve visitors an enormous variety and number of web pages, present multimedia content and banner advertisements, and process orders securely and fulfill them reliably.

     Continued competition among e-commerce businesses for e-customers has also contributed to the trend toward increased web site functionality. For example, to attract and retain customers and build long-term customer loyalty, many companies are now seeking to provide more personalized service to their online customers. Numerous software applications now enable companies to customize or personalize their web sites based on customers' stated or implied preferences, as well as their demographic and behavioral profiles, previous purchasing history or other offline relationships with the company.

     To support this high level of functionality, companies must often manage large databases and integrate specialized web applications with offline applications and databases, including their transaction processing, financial accounting and customer relationship management systems. As a result, many web sites have become complex systems comprised of multiple, geographically dispersed servers running a variety of software applications and managing extremely large volumes of online visitor traffic.

  The E-Customer Intelligence Opportunity

     As companies have increased investments in their web sites and as those sites have become more important to their overall business operations, they have begun to devote more attention to establishing and achieving specific business goals for their web initiatives. For many companies, the principal objectives of their web sites are to better attract, serve and retain customers and more effectively conduct e-commerce with them. Companies have also begun to evaluate whether they have allocated their resources wisely among their various web investments, such as online marketing campaigns, web site content, advertising and other promotional sponsorships, and web site hardware and software. To achieve these objectives, companies must understand the needs and behavior of their online customers as well as the specific costs and benefits of each of their web initiatives. Complicating matters, companies often desire to analyze and understand the behavior of their e-customers in the context of their traditional offline businesses.

     To gain an understanding of their e-customers, companies often initially purchase inexpensive web site statistics reporting software. These solutions generally provide basic information on web site traffic, but do not answer many of the detailed questions that business professionals have about e-customer behavior. Marketing executives and information technology professionals need answers to critical questions, such as:

     - where do our online customers come from? which banner ad placements, affiliates and other online sponsorships generate the most visitors and customers for our web site? what are the best sources for new customers?

     - how do customers typically navigate our web site? how can we make our web site easier to use and more effective at selling our products and services? which pages do our best customers visit most often before making a purchase on our site?

     - what are the profiles of our best customer segments? how do their web site behavior and other characteristics differ from visitors who do not make purchases?

     - are our existing offline customers using our web site? which ones? how?

     - which web pages do visitors view the most often? is this content cost-effective?

     - how do our employees use our intranet? what content do they seek most often? how can we deliver information to our employees more effectively and reduce our support costs?

     - can our suppliers easily transact business with us from our web site?

     - from which page do most visitors leave our web site? is there a problem with that page? to which web sites do they go?

     - do we have enough hardware and software to support our web site traffic? what are the most common failures? if our web site traffic grows, what additional hardware and software should we buy?

     To answer these questions and develop actionable business plans, companies need an easy-to-use system that gathers comprehensive e-customer intelligence. Businesses also need professional consulting services to help them identify the e-customer intelligence they can use to take full advantage of their online business opportunities. They need highly functional analytical solutions and robust, interactive reporting capabilities that will help marketing and information technology personnel understand and draw conclusions from this e-customer intelligence. They need analysis that they can readily put into action in the form of improvements to their web sites and other online and offline marketing initiatives, and they need to be able to judge the success of those initiatives. Most companies also require a system that is compatible with their other web-based software applications, that will perform reliably in complex web environments receiving millions of hits per day, and that can integrate with their existing customer information systems to provide a comprehensive view of their customer base.

THE NET.GENESIS SOLUTION

     We offer e-customer intelligence software that enables our customers to collect store, organize and analyze information about the online activity of visitors to their web sites. We also offer a range of related professional services. Together, our software and related services provide our customers with the following benefits:

     Comprehensive Customer Information. With net.Analysis, companies can build a comprehensive database of e-customer intelligence. net.Analysis collects and stores extensive near real-time and historical information about the online activity of customers, down to the level of each individual mouse-click. With its net.Instrument module, net.Analysis also enables a company to import customer information from third-party web applications and databases, as well as information gathered by offline software, such as transaction histories, call center logs, customer profiles and marketing campaign data. Once net.Analysis has imported this other data, net.Analysis can organize and correlate this information with other information in the net.Analysis database. This integrated database provides a company with a comprehensive view of its online customers, and grows more valuable over time as it accumulates increasingly detailed information about the company's customers and their characteristics, preferences and behavior.

     Powerful Analytical Capabilities. net.Analysis provides powerful analytical capabilities and flexible reporting options designed to serve the business needs of different groups within a company, such as marketing executives, information technology professionals or other business managers. net.Analysis helps companies identify trends in customer behavior and purchasing patterns and thereby assess and improve their marketing, advertising and e-commerce initiatives. Users can select the data they wish to analyze, apply filters that refine the data and navigate through the data to identify unusual patterns and significant trends. net.Analysis presents data in a series of interactive charts that can be expanded or narrowed to encompass more or less data, enabling users to drill down to a level as specific as individual customers' demographic profiles or their paths through a web site, or clickstreams. For example, users can correlate specific marketing campaigns with customer purchases to determine whether the campaign was effective in increasing sales. Users can also match this data with customer profiles to identify the customer segments that responded best to the marketing campaign. With this information, companies can better tailor their web sites, marketing campaigns and e-commerce initiatives to meet the needs of their online customers.

     Compatibility with Other Software Applications. net.Analysis has an open and extensible architecture, meaning that it is designed to be integrated with third-party software applications and databases. This open architecture makes it easier for companies to gather information from a broad range of data sources and to incorporate net.Analysis into complex web sites. This flexible architecture makes our software attractive to companies seeking e-customer intelligence software that will integrate with their other web applications and existing offline systems. net.Analysis also supports multiple operating platforms, including Microsoft Windows NT and Unix. In addition, third parties may seek to build add-on applications or include the capabilities of net.Analysis in systems or services that they offer to their customers. For example, other software companies may seek to enter original equipment manufacturer agreements with us and incorporate net.Analysis in a suite of integrated software applications. Similarly, application service providers, or companies that offer the usage of software as a service to their customers, may seek to license net.Analysis to provide advanced e-customer intelligence services to others.

     High Performance, Reliable Solution in Complex Environments. Because our target market includes some of the busiest web sites on the Internet, we have designed net.Analysis to perform reliably in complex web site environments managing tens of millions to over 100 million hits per day. net.Analysis uses sophisticated data collection techniques and algorithms to maintain its performance speed, even when used to analyze data from large web sites hosted on multiple servers in different locations. For example, a leading Internet media provider relies on net.Analysis to produce daily reports that integrate customer activity across 12 separate web sites that generate millions of hits per day. In addition, because net.Analysis frequently operates in complex, integrated web environments where other software applications may fail, we have built into net.Analysis backup, recovery and alert mechanisms to preserve data during failures and ensure its reliability as a business-critical application.

     Strategic E-Customer Intelligence Services. We provide professional consulting services to help companies understand the depth of critical business information that net.Analysis can gather from customer activity on their web sites. In addition to product installation and configuration, application integration and training services, we provide advanced analytic consulting services to assist companies in understanding their business needs, developing web-based criteria for evaluating the performance of their online businesses, and designing web site modifications and developing customized analyses and reports to address their particular requirements.

     We believe our software and service offerings enable our customers to achieve significant benefits in the following areas:

     - better targeted and tailored marketing initiatives. net.Analysis provides rich behavioral profiles of different segments of online visitors, enabling marketing professionals to tailor online and offline marketing initiatives such as online promotions, e-mail campaigns, direct mail and other promotional efforts.

     - more effective efforts to generate e-commerce. With net.Analysis, companies can understand the web usage behavior and purchasing patterns of their best online customers. That information enables them to target their content, features and online marketing campaigns to those customers and to prospects that resemble those customers. Also, companies can understand which marketing campaigns are ineffective and find ways to improve them.

     - more relevant and cost-effective content. By giving detailed information on the relative popularity of products, services and content, net.Analysis gives online business managers information they can use to improve the content of their web sites and intranets or alter it to attract different customers. Content managers can also assess the level of interest in particular content and determine whether that content is cost-effective.

     - better web site design. By helping web site designers understand how users navigate through a web site to reach the content they seek, net.Analysis enables designers to shorten the path to the most popular content and develop a more intuitive web site layout for both new and experienced users.

     - improved allocation of advertising and partnership resources. By enabling companies to trace each step of every visitor's path from arrival at the web site to departure, net.Analysis helps companies identify which online advertisements or promotional sponsorships were most effective at achieving specific business goals, such as registering new users or increasing sales of particular products.

     - better planning of investments in web site hardware and software. net.Analysis enables companies to better measure how their web sites perform under varying traffic loads and with different end-user access technologies. With this type of information, companies can better plan investments in building additional capacity and improving interfaces with new user technology.

STRATEGY

     Our objective is to be the leading provider of e-customer intelligence software and services. Our strategy to achieve this objective includes the following elements:

     Extend Leadership Position in E-Customer Intelligence Solutions. We intend to continue to devote significant resources to the development of leading e-customer intelligence software and services for complex, high-traffic web environments. We began developing our core technology in 1994, when few companies had a commercial presence on the web, and have continued to build our expertise in developing highly functional, scalable and reliable e-customer intelligence solutions. We intend to continue to enhance net.Analysis' data collection, analytical and reporting functions to provide a more comprehensive view of online customer relationships and to integrate with leading online commerce applications and third-party offline data sources. We also intend to equip marketing and executive personnel with additional customer analysis, segmentation and predictive modeling applications. For example, we recently introduced CartSmarts, an add-on application to net.Analysis that helps e-commerce companies better understand customers' online shopping behavior. We also recently announced our net.Activator product development initiative, which is intended to allow our customers to use the information gathered through net.Analysis as direct input to other software applications, such as applications for direct e-mail marketing campaigns and ad targeting.

     Expand Sales and Distribution Channels. We believe the market for e-customer intelligence software is only beginning to emerge in the United States and is even less developed outside the United States. We intend to significantly expand our direct sales force in the United States and in selected locations in Europe and Asia to enhance our long-term competitive position. We also plan to develop relationships with additional systems integrators, original equipment manufacturers, resellers and application service providers in the United States and abroad to augment the efforts of our direct sales force. In particular, our business development organization is focused on establishing relationships with systems integrators to take advantage of their substantial service and distribution capabilities. We intend to continue to train selected system integrators to provide the full range of our professional services directly to customers. In addition, we may begin to use, or license application service providers to use, net.Analysis to offer e-customer intelligence services on a subscription basis to e-commerce sites that do not independently license net.Analysis.

     Deepen Penetration into Installed Base of Customers. As of December 31, 1999, we had an installed base of more than 200 customers in a broad range of industries. Many of our customers purchase additional products and services from us after the initial installation of net.Analysis. For example, in 1999, we derived approximately 50% of our total revenue from sales of products and services to customers that had made purchases from us before 1999. We believe several trends will create additional opportunities to market our products and services to our existing customers, including the intensifying competition among web sites for visitor attention, enhanced web site functionality, better integration of web sites with existing business systems, growing internal pressures to demonstrate the value of investments in web sites, and demand for professional consulting services in developing web-based performance measurements. Moreover, as we develop new applications or product enhancements, we believe our existing customer base will be a significant market opportunity for those products and related services.

     Expand Strategic Technology Relationships. We believe that an extensive network of strategic technology alliances will enhance the attractiveness of our product and service offerings and provide additional marketing and distribution channels. We have established strategic relationships with a number of companies to offer software that integrates with other technologies important to our customers' online business initiatives. For example, we have developed relationships with DoubleClick, IBM, Net Perceptions and Vignette to ensure that our products integrate with each other or to conduct co-marketing or co-selling activities. In addition, we intend to expand the distribution of our software by licensing net.Analysis for incorporation into other web applications.

We intend to build upon our existing relationships and establish additional strategic technology relationships with leading online commerce software providers.

     Expand Professional Services Capabilities. We believe there are significant opportunities to expand our consulting services, particularly our strategic analytic consulting services. We intend to significantly expand our professional services capabilities to enable us to assist customers in developing and measuring web-based performance criteria that are relevant to their businesses and in addressing key business issues associated with implementing large-scale, strategically important online businesses. In addition, we believe that further developing our professional services capabilities will allow us to develop close customer relationships that may lead to additional sales and product development opportunities.

     Pursue Strategic Acquisitions. We intend to pursue acquisitions of products, services and technologies that complement our existing business. Although we have no present commitments or agreements regarding any acquisitions, we believe that numerous acquisition candidates could enhance our e-customer intelligence capabilities.

PRODUCTS AND SERVICES

     We offer highly scalable, reliable and functional e-customer intelligence software for high-traffic e-commerce web sites and other complex web environments. We currently offer our net.Analysis software application and a complementary application for analyzing online shopping behavior, as well as a variety of strategic analytic consulting services, implementation consulting services and other services.

     The following table briefly describes our product and services offerings, their principal features and benefits, and their pricing structure.

---------------------------------------------------------------------------------------------------
                                                                         PRICING STRUCTURE/
        OFFERING                DESCRIPTION AND BENEFITS                PLATFORMS SUPPORTED
---------------------------------------------------------------------------------------------------
                                     NET.ANALYSIS APPLICATION
---------------------------------------------------------------------------------------------------
 net.Analysis
4.5
(released October 1999)   A software application that collects   Pricing varies based on the
                          and stores web site and e-customer     platform supported and increases
                          data, integrates offline customer      according to the number of managed
                          information and enables businesses to  servers in the customer's
                          analyze this information to improve    environment. Available for the
                          their ability to market, sell and      following platforms:
                          support products, services and         -- Microsoft Windows NT
                          content online                         -- Sun Solaris
                                                                 -- IBM AIX (available for
                                                                    net.Analysis 4.0)
---------------------------------------------------------------------------------------------------
 net.Stream               High-performance data importing        Included in net.Analysis 4.5
                          software that enables reporting and
                          analysis of near real-time and
                          historical web site data from
                          multiple sources, such as web server
                          log files, network packet sniffers
                          and web server plug-ins
---------------------------------------------------------------------------------------------------
 net.Instrument           Advanced integration software for      Included in net.Analysis 4.5.
                          combining and correlating online       Support for the following
                          visitor behavior with data from        third-party applications are
                          online and offline third-party         available at additional cost:
                          applications and customer data         -- DoubleClick AdServer
                          sources                                -- IBM Net.Commerce
                                                                 -- Net Perceptions Recommendation
                                                                    Engine
                                                                 -- Vignette StoryServer
---------------------------------------------------------------------------------------------------
 net.Analysis DataStore   A repository for e-customer data. The  Included in net.Analysis 4.5.
                          DataStore schema stores complete       Supports the following relational
                          details of each web site interaction   databases:
                          and other customer data as well as     -- Oracle
                          summaries of this data                 -- Microsoft SQL Server
                                                                 -- Sybase
                                                                 -- Informix (available for
                                                                    net.Analysis 4.0)
---------------------------------------------------------------------------------------------------
 Reporting Capabilities
   net.Reporter           Software that resides on individual    Priced according to the number of
                          end-users' computers to access         end users. net.Analysis includes a
                          net.Analysis and enable easy,          single end-user license for
                          in-depth, customizable analysis and    net.Reporter. Also supports
                          reporting. Features over 150 standard  Microsoft Windows 95/98 reports as well as the ability to
                          build custom reports
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                        PRICING STRUCTURE/
       OFFERING                DESCRIPTION AND BENEFITS                PLATFORMS SUPPORTED
---------------------------------------------------------------------------------------------------
   HTML Reporter         Allows end users to generate pre-     Priced according to the number of
                         defined reports through a browser-    end users. net.Analysis includes a
                         based interface                       single end-user license for HTML
                                                               Reporter
   ReportSite            A pre-built intranet site that uses   net.Analysis includes a single
                         a simple, calendar-based interface    end-user license for ReportSite
                         to provide access to automatically
                         published net.Analysis reports
   net.Dashboard         A customizable extension to           Priced on a project basis
                         net.Reporter. This Java-based
                         interface allows users to create a
                         personalized view of high-level,
                         near real-time measurements of web
                         site activity
---------------------------------------------------------------------------------------------------
 Administrator Console   A browser-based interface for         Included in net.Analysis 4.5
                         configuring and managing
                         net.Analysis users, data files and
                         automating report distribution
---------------------------------------------------------------------------------------------------
                                ADD-ON APPLICATION TO NET.ANALYSIS
---------------------------------------------------------------------------------------------------
 CartSmarts 1.0          Provides online shopping analysis     Priced separately from net.Analysis
                         and reporting capabilities. Features  4.5 and increases according to the
  (released              more than 40 pre-defined reports and  number of managed web servers in the
  October 1999)          data filters specifically for         customer's environment
                         evaluating shopping behavior as
                         customers progress through the
                         purchase process
---------------------------------------------------------------------------------------------------
                                       PROFESSIONAL SERVICES
---------------------------------------------------------------------------------------------------
 Strategic Analytic      Marketed primarily to customers that  Billed primarily on a time-
                         operate complex, high-traffic web     and-materials basis
  Consulting Services    sites and those managing
                         sophisticated online businesses.
                         Features our Design for Analysis
                         methodology that advises customers
                         how to design web sites that
                         facilitate analysis and reporting of
                         their online businesses
---------------------------------------------------------------------------------------------------
 Product Implementation  A variety of consulting services,     FastPath is billed on a fixed- price
                         including FastPath product            basis; other implementation services
  Services               implementation and application        are billed primarily on a time-
                         integration                           and-materials basis
---------------------------------------------------------------------------------------------------
 Training Services       Instruction for customers and         Billed by training course, according
                         solution providers in the use and     to the number of attendees
                         implementation of net.Analysis and
                         the integration of net.Analysis with
                         other data sources and applications
---------------------------------------------------------------------------------------------------

  SOFTWARE PRODUCTS

     net.Analysis 4.5. net.Analysis collects and analyzes valuable information about the behavior of visitors to the user's web site, such as which web sites the visitors came from, what behavior they demonstrated on the site, how much time they spent in various sections of the site, whether or not they made purchases, and other clickstream patterns. net.Analysis can then correlate this data with the organization's other online and offline business information to develop a comprehensive view of its online customers.

     We have designed net.Analysis to support the large and complex web server configurations common to high-traffic web sites. net.Analysis directly supports the most popular relational databases and enables fast data import and processing. We currently offer versions of net.Analysis for three popular operating systems: Microsoft Windows NT, Sun Solaris and IBM AIX. We introduced our first version of net.Analysis in January 1996 and released version 4.5, the latest version, in October 1999.

     The net.Analysis application includes the following modules:

     net.Stream. net.Stream is high-performance data importing software for collecting continuous streams of data regarding web site activity. net.Stream enables the user to collect data from multiple sources, such as files of web server transaction logs, or log files, network packet sniffers, which analyze packets of data as they pass over the network, and web server plug-ins, which are software modules that extend the standard information logged by the web server. With net.Stream, business and technical managers have access to a mix of near real-time and historical data reports to support both tactical and strategic decision-making. At the option of the user, net.Stream can prepare summaries of detailed clickstream data, which can improve the overall response time for targeted queries of the database during an analysis.

     net.Instrument. net.Instrument is an advanced integration application for combining and correlating online visitor behavior data with business data from other sources. net.Instrument enables the user to discover meaningful business trends by integrating and analyzing information from third-party web applications and from traditional offline databases, such as product and customer databases. Through net.Instrument, net.Analysis provides a complete view of the online customer in the context of the overall business, and can offer drill-down and data correlation reports for all of the organization's information on its e-customers. net.Instrument also establishes a platform on which users can develop new modules to take advantage of information and technology provided by their strategic partners. For example, PixelPark, one of our solution providers, has used net.Instrument to integrate net.Analysis with Intershop's commerce server, called Enfinity, to provide a broader view of online visitors and their transactional behavior as a value-added offering.

     net.Analysis DataStore. With net.Analysis, a company can compile a vast database of e-customer intelligence, including both online and offline information, which can become a valuable information asset. The net.Analysis DataStore contains both complete transaction data as well as summaries of that data. This design facilitates both quick analysis of high-level questions and more thorough analysis of questions that require a fine level of detail. Through net.Instrument's integration capabilities, a company can also correlate web site activity data in the net.Analysis DataStore with customer information compiled in other databases. This information can include data from third-party web applications and from offline sources, such as transaction histories, customer profiles and marketing campaign data. Once information has been stored or correlated in the net.Analysis DataStore, the customer can apply all of net.Analysis' analytical tools and reporting capabilities to that information to better understand and use the data to improve business decisions.

     Reporting Capabilities. net.Analysis' reporting modules include net.Reporter, HTML Reporter, ReportSite and net.Dashboard. net.Reporter is a software application that resides on the end-users' computers and serves as the principal desktop interface for net.Analysis. From net.Reporter, end users perform in-depth, ad hoc analysis of the characteristics of e-customers and their web site activity. net.Reporter includes point-and-click wizards to help create sophisticated, customized reports, filters that allow users to focus on unique aspects of e-customer intelligence, and drill-down capabilities that permit users to probe anomalies and identify trends important to their business activities. net.Reporter provides over 150 pre-defined reports, report wizards and data analysis filters. HTML Reporter allows users to generate pre-defined reports through a browser-based interface. ReportSite is a pre-built intranet site that uses a simple, calendar-based interface to provide access to automatically published net.Analysis reports. net.Dashboard is a Java-based desktop interface that enables a personalized view of near real-time web site activity data. This fully customizable extension to net.Reporter presents e-metrics for managers across the enterprise.

     These modules enable a company to produce a wide variety of reports with varying levels of detail to satisfy the wide-ranging web site analysis needs of individuals throughout the company. Frequently used reports include:

        - Top Content Pages
        - Top Authors
        - Top Advertisers by Impressions
        - Top Advertisers by Clickthrough
        - Top Pages by Time Spent
        - Clickstream Path Report
        - Top Referring Web Sites
        - Visit Recency and Frequency (CartSmarts)
        - Purchase Recency and Frequency (CartSmarts)
        - Repeat Customers (CartSmarts)

     Administrator Console. net.Analysis' Administrator Console is a browser-based administrative interface through which our customers can automate and refine the web site analysis reporting process, from data collection to report production and distribution. Our customer's net.Analysis administrator can configure and manage net.Analysis data files, and can automate data retrieval, importing, compression and storage on an hourly, daily, weekly or monthly basis. Other data parameters can also be adjusted based on the needs of the customer's business. For example, the Administrator Console permits the administrator to adjust data collection parameters to collect all available data or to sample the data.

     Licensing and Pricing. We license net.Analysis according to the number of managed servers and according to the number of end users of net.Analysis' reporting capabilities. Each net.Analysis license includes the net.Analysis application and a single end-user license for net.Reporter, HTML Reporter and ReportSite. Every license also includes maintenance and support for twelve months. Pricing for net.Analysis varies according to the platform for which it is purchased. Pricing for additional end-user access to net.Reporter, HTML Reporter and ReportSite increases according to the number of end users in the customer's organization. The price of an entry-level system, including software and related professional services, ranges from approximately $50,000 to $100,000. We offer annual maintenance and support renewals for a fee based on a percentage of the then-current list price of the installed applications. We offer premium and customer support services for additional fees.

  ADD-ON APPLICATION TO NET.ANALYSIS

     CartSmarts. CartSmarts provides online shopping analysis and reporting. CartSmarts includes more than 40 pre-defined reports and filters specifically for evaluating shopping behavior as customers progress through the purchase process. These specialized online shopping reports include the following:

     - Purchase Path Report, which enables businesses to understand how visitors progress through or abandon each stage of the purchase process

     - Shopping Cart Activity Report, which enables businesses to understand how their customers use shopping carts, why they may abandon them at specific stages of the purchase process, and which purchases they complete

     - Acquisition Source Report, which enables users to understand which sites refer the best potential customers

PROFESSIONAL SERVICES

     We offer a range of professional services, including strategic analytic consulting, product implementation, application integration, training programs and technical support. We began to expand our professional services organization significantly in 1998 and intend to continue to hire additional employees for this department. We price our professional services primarily on a time-and-materials basis and to a lesser extent on a fixed-price basis.

     Strategic Analytic Consulting Services. We offer strategic analytic consulting services primarily to customers that operate complex, high-traffic web sites and customers that are developing or managing sophisticated online businesses. We provide advanced consulting services to assist companies in understanding their business needs, developing web-based performance measurements, and designing web site modifications and developing customized analyses and reports to address their particular requirements. We have also developed a formalized web site analysis methodology, Design for Analysis, that assists customers in designing or redesigning their web sites in ways that facilitate analysis and reporting of their online businesses. Our professional service organization also helps customers to plan cost-effective e-customer intelligence strategies by, for example, evaluating trade-offs between the value of storing massive quantities of data and the hardware, software and organizational costs associated with that storage. We also assist customers in interpreting their data, identifying trends and designing appropriate action plans.

     Product Implementation and Application Integration Services. We offer a variety of product implementation consulting services, including FastPath. FastPath services enable a customer to rapidly begin using net.Analysis and includes an assessment of the customer's needs, product installation and configuration, and introductory training. Application integration consulting covers a broad array of services, including customization of net.Analysis reports, integration with third-party web and offline applications and databases, and the development of special software for unique customer situations. On a limited basis, we have also provided for a fee ongoing data management, analysis and reporting remotely from our offices.

     Training Programs. Through our training programs, we help customers use our products effectively and achieve their online business goals. We provide instruction in the development, use and administration of net.Analysis to marketing, business analysis, web site design and information technology professionals and other end users. We offer courses at our training facilities as well as at customers' locations. We also work closely with our solution providers to train them in the use and extension of net.Analysis so they can independently deliver professional services relating to net.Analysis.

     Technical Support Services. Basic technical support services includes product maintenance and phone, e-mail and web site support. For an additional fee, we also offer premium and custom support services for customers with special support needs.

PRODUCT DEVELOPMENT

     Since 1996, the majority of our research and development activities have been directed towards creating new versions of our net.Analysis product to extend and enhance its features, particularly its scalability, its ability to integrate with other online and offline software applications and databases, and its analytic capabilities. We intend to continue our investments in these areas as well as in certain add-on technologies and applications, such as net.Activator, a recently announced product development initiative. With net.Activator, we intend to introduce an add-on application that will permit organizations to use the information collected by net.Analysis as direct input to other software applications, such as applications for direct marketing campaigns and ad targeting.

     We have invested significant resources in developing an open and extensible architecture to comply with widely accepted commercial software industry standards for building large-scale Internet applications. We develop most of our software in C++ and Java, two widely accepted programming languages for application development. In addition, net.Analysis meets ABC Interactive's standards for accuracy for independent verification of online visitor information. Adherence to industry standards provides compatibility with existing applications, simplifies the modification of our software, and reduces the customer's need to purchase new software.

     We have focused our product development efforts in particular on developing our software architecture to comply with eXtensible Markup Language, or XML, a recently adopted standard for data representation and processing. We are also actively developing and promoting a new initiative, known as Customer Profile Exchange, or CPEX, a global standard for privacy-enabled customer data interchange. Because we expect that the XML and CPEX standards will be widely adopted in our industry, we believe that our initiatives with regard to these standards will allow us to further our technology leadership position.

CUSTOMERS

     We sell our products primarily to medium and large-sized companies with significant investments in complex, high-traffic commercial web sites. As of December 31, 1999, our customers included the following companies, each of which has accounted for at least $15,000 of our total revenue recognized in both 1998 and 1999:

  TECHNOLOGY &                     FINANCIAL SERVICES             INTERNET & E-COMMERCE
  TELECOMMUNICATIONS               --------------------           ---------------------------
  -----------------------          Charles Schwab
                                   Chicago Board Options          BuyItNow.com
  3Com                               Exchange                     Direct Hit Technologies
  Akamai                           Countrywide Home Loans         eBags
  ASD Systems                      Credit Suisse First Boston     edu.com
  ATI Canada                       Fidelity Investments           Egreetings Network
  Bell Atlantic                    First American Bank            Foofoo.com
  Cellular One                     Nomura Securities              Furniture.com
  Creative Labs                    OppenheimerFunds               Gomez Advisors
  GTE                              PeopleFirst Finance            iCelebrate.com
  Instinctive Technology           PricewaterhouseCoopers         Monster.com
  Into Networks   (formerly        Sallie Mae                     NextPlanetOver Online
  Arepa)                           SunAmerica                     ShopLink.com
  Intraware                        VISA International             SmarterKids.com
  Lexmark                                                         StoreRunner
  Lotus Development                PUBLISHING, ENTERTAINMENT &    Tavolo
  MapInfo                          MEDIA                          ToyTime.com
  PixelPark GmbH                   --------------------------     Travelscape.com
  Sybase
  Symantec                         365 Corporation                OTHER
  Tele-Communications              ADVO                           ------
                                   BBC News Online
  TRADITIONAL RETAIL               EarthWeb                       Delta Air Lines
  -------------------              First Call                     General Electric
  Barnes & Noble                   PlanetOut                      Goodyear
  Follett                          R.R. Donnelly & Sons           Olympus America
  The Gap                          Red Herring                    PCS Health Systems
  Micro Warehouse                  Universal Studios
  Sears Canada                     Walt Disney
                                   ZineZone

     In 1999, no customer accounted for 10% or more of our total revenue. The customers listed above accounted for an aggregate of approximately 72% of our total revenue in 1998 and 1999.

TECHNOLOGY

     We believe that net.Analysis excels in areas essential to complex, high-traffic online businesses: scalability and performance, analytic capabilities, compatible design and reliability.

     Highly Scalable Data Import Software Design. We have designed net.Analysis to meet the needs of customers with high-traffic web sites that process tens of millions to over 100 million hits per day. net.Analysis works effectively with large, complex web sites that have multiple, geographically distributed data centers operating a mix of web server applications. We built our software around our net.Stream technology, a highly scalable data import software design that collects continuous streams of data regarding web site activity. The software collects data from web server log files, network packet sniffers and web server plug-ins. net.Analysis consolidates all the information from these disparate data centers into one, chronologically ordered thread, enabling a coherent view of web activity across the enterprise. net.Analysis avoids importing unwanted data, such as activity caused by automated indexing by search engines. net.Analysis then transforms the imported data into meaningful information for subsequent analysis.

     net.Analysis applies a number of rules for sorting and grouping web-related data to extract a sophisticated model of users and their behavior from low-level visitor session information. net.Analysis tracks information about activities such as promotion responses, e-commerce transactions and advertising clickthroughs for subsequent analysis. These data importing and tracking techniques provide a coherent and complete view of visitor activity on our customer's web site.

     net.Analysis imports, manages and stores the complete history of each user visit, which can result in extremely large volumes of data, particularly in high-traffic environments. To maintain performance while analyzing these large amounts of data, net.Analysis offers end-users the option to analyze groups of similar data regarding web site behavior, while maintaining the underlying information on the details of each user interaction. This method improves the overall response time for queries of the database during an analysis. We designed net.Analysis to take advantage of the benefits of each database platform that it supports.

     We have designed the net.Analysis DataStore schema for high performance. net.Analysis DataStore has both a transactional schema and a constellation schema. The transactional schema is designed for loading large amounts of data on a consistent basis and the constellation schema is designed for ad hoc, interactive analysis. The schema also permits the efficient use of sophisticated database resources, such as parallelized queries, for high scaling and performance.

     Analytic Capabilities. We have designed net.Analysis to provide multiple analytic interfaces to meet the needs of different information consumers. The most powerful of these interfaces is net.Reporter. net.Reporter allows for the creation of custom reports as well as in-depth, ad hoc analysis. net.Reporter's flexible interface allows users to establish business rules, concentrate on particular segments of users, and compare those segments with one another by building, combining and applying reusable filters. In addition, we have designed a rich set of point-and-click wizards to simplify the process of creating sophisticated custom reports.

     net.Analysis is designed to analyze dynamic web sites effectively. We have included capabilities such as our Key Value Analysis, which enables users to analyze web sites that employ dynamic content-serving technology. These capabilities provide insight on how visitors use online forms and search engine keywords and respond to banner advertising.

     Standard, Compatible Design. We have built net.Analysis using a standards-based, compatible design that allows customers to easily manage net.Analysis and integrate it with their existing hardware and software. net.Analysis supports Microsoft Windows NT, Sun Solaris and IBM AIX. In addition, net.Analysis directly supports standard relational databases such as Oracle, Microsoft SQL Server, Sybase and Informix.

     We have designed net.Analysis to combine and correlate data from a company's other databases and applications with data regarding the behavior of its online customers. This capability extends the power of net.Analysis in two ways. First, it allows net.Analysis to flexibly interact with the company's existing hardware and software and enhances the value of the company's existing customer information resources. Second, it enhances the analytic capabilities of net.Analysis by enabling end users to pursue more sophisticated questions about visitor behavior on their sites.

     With its compatible design, net.Analysis can be easily incorporated into complex web environments and can be used as a platform upon which customers can build additional applications, such as PixelPark's integration of net.Analysis with Intershop's commerce server.

     Reliability. We have designed net.Analysis to serve as a software application on which companies, including large-scale enterprises with vast amounts of data to manage, can rely in their everyday business decisionmaking. To that end, we have incorporated technologies that are designed to simplify system administration and oversight, such as automated scheduling facilities to handle data collection, data archival and report publishing. We have also incorporated automated monitoring and alerting features to manage these processes, as well as recovery systems to minimize the impact of power failures, third-party application faults and system overloads. In addition, we have developed an application to allow customers to integrate net.Analysis with systems management applications. We believe the combination of these design elements makes net.Analysis suited to serve as a business-critical component of a company's information technology system.

STRATEGIC TECHNOLOGY RELATIONSHIPS

     To provide our customers with a complete solution, ensure that our own products are compatible with the most advanced available technology and increase the reach of our sales and marketing efforts, we have established relationships with a select group of software and service providers that we believe are leaders in their respective markets. Our relationships with these companies may include joint development efforts directed at integrating our respective products, joint participation in trade shows, seminars or user conferences, or reciprocal product and sales training. We believe that our association with these companies benefits our customers and helps to position us as a technology and market leader.

     We have strategic technology relationships with the following companies:

Allaire Allaire's Spectra software enables web site developers to quickly build and deploy a broad range of interactive applications for intranets and public Internet sites. We are integrating net.Analysis with Allaire's Spectra products to enable companies to evaluate the effectiveness of their web site design and online effectiveness.

Annuncio Annuncio offers Annuncio Live, a software application that enables organizations to reliably automate and manage online marketing campaigns. Together, we are integrating net.Analysis with Annuncio Live to enable online marketers to combine ongoing web visitor data with data captured during Annuncio Live marketing campaigns to increase the effectiveness of these campaigns.

Art Technology Group         Art Technology Group is a developer of e-commerce
                             and online personalization applications. We are integrating our net.Analysis application, including net.Instrument and CartSmarts, to enable business managers to capture, measure and correlate online behavior on web sites using Art Technology Group's
                             Dynamo product suite.

DoubleClick                  DoubleClick provides online advertising and direct
                             marketing software and services. We have integrated our software with DoubleClick's AdServer to enable users to measure and improve the effectiveness of specific marketing campaigns and advertisements.
                             DoubleClick is an authorized reseller of our software.

Harte-Hanks                  Harte-Hanks is a leading provider of direct
                             marketing services, including database marketing solutions and response management services.
                             Harte-Hanks resells our software and services through its sales force in North America and the United Kingdom and also provides training on net.Genesis' Design for Analysis methodology.

IBM IBM's Net.Commerce is a suite of software applications that enable businesses to implement commercial web sites and effectively conduct electronic commerce on the Internet. IBM also offers WebSphere, which provides web site development tools and management software to help companies build, manage and deploy e-business applications. We have integrated net.Analysis with Net.Commerce and are integrating it with WebSphere to provide advanced analytic capabilities for customers using these IBM products. IBM is an authorized reseller of our software.

Net Perceptions              Net Perceptions provides real-time product and
                             content recommendation software, which enables companies to better personalize their web sites and online marketing efforts based on individual visitor's preferences. We have integrated net.Analysis with Net Perceptions' Recommendation
                             Engine to demonstrate the effectiveness of Net
                             Perceptions' recommendations and to help business managers improve their site's ability to generate online revenue.

Sun-Netscape Alliance        Netscape, through its Sun-Netscape Alliance, offers
                             business-to-business e-commerce applications, including SellerXpert. We are integrating net.Analysis with SellerXpert to provide businesses a deeper understanding of the online behavior and purchasing patterns of their business customers.

Vignette Vignette's StoryServer software application enables businesses to better manage their online relationships by personalizing their web site content presentation, navigation and promotion based on visitors' preferences and actions. We have developed a Vignette integration that brings analytic capabilities to sites using StoryServer, improving content effectiveness and online relationships.

SALES AND MARKETING

     We sell net.Analysis worldwide through our direct sales force and, to a lesser extent, through relationships with resellers and other strategic partners. As of January 15, 2000, our sales force consisted of 40 sales professionals located in Atlanta, Boston, Chicago, Cupertino, Dallas, Los Angeles, New York, Raleigh, Tampa and London. Our direct sales force focuses on selling net.Analysis to customers that maintain strategic, high-traffic commercial web sites. We utilize sales teams consisting of both sales and technical professionals who work directly with potential customers, or with our partners, to provide proposals and demonstrations designed to address the specific needs of potential customers. We intend to increase our direct sales force, both domestically and abroad, and to develop relationships with additional resellers, systems integrators, original equipment manufacturers and application service providers.

     We have established relationships with web solution providers in numerous domestic and international locations to augment our ability to offer our products and services. Several of our solution providers are authorized resellers of our products and have completed the training we require to provide professional consulting services, technical integration services and technical support on our behalf.

     We intend to license our software to other software and service companies for incorporation into their e-commerce and other application suites, such as with Harte-Hanks. In addition, we intend to license our software to companies that may resell our solution as a subscription service offering.

     We focus our marketing efforts on creating awareness of our solution among business executives, marketing professionals, web administrators and other information technology professionals considering large-scale e-customer intelligence solutions. We conduct a variety of marketing programs worldwide to educate our target market. We have engaged in marketing activities such as online seminars and promotions, direct marketing, trade shows, press and industry analyst relations, and users conferences. We invest substantial effort in our web site to support our corporate image in the online business community and to generate sales leads. We make available on our web site extensive product information, including a virtual tour of common business scenarios, which shows online visitors typical applications of our product by marketing, advertising, information technology and executive-level employees. Our marketing organization works closely with our customers, direct sales organization and partners to capture, organize and prioritize customer feedback to help guide our product development organization.

COMPETITION

     The market for e-customer intelligence software and other web site analysis software and related services is immature, fragmented, intensely competitive, rapidly evolving and subject to rapid technological change. We expect that competition will continue to intensify. Increased competition may result in reduced market acceptance of our products, price reductions and reduced gross margins, any of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services they offer. Our competitors include:

     - other companies developing and offering stand-alone e-customer intelligence and web site analysis software, such as Accrue, Macromedia (with its recent acquisition of Andromedia) and WebTrends

     - web application companies whose products have some of the functionality of our products, such as Microsoft, which includes web site statistical reporting in its Site Server software

     - companies offering traditional offline business intelligence or decision support solutions

     - providers of service-based solutions

     - internal development groups within prospective customers' organizations

     Some of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. They have significantly greater name recognition and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers. In the past, we have lost potential customers to competitors for various reasons and may continue to do so. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Companies marketing Internet applications that are currently complementary to our products could incorporate into their products enhanced analytic and reporting functionality that could adversely affect demand for our software and services. For example,

Vignette recently acquired DataSage. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     We believe that the principal competitive factors in the market for our products are:

     - the ability of a product to scale and support the requirements of complex, high-traffic web sites

     - depth of reporting and analysis capabilities

     - data collection capabilities and techniques

     - ability to integrate with the customer's web environment, and offline applications and data

     - ability to offer strategic professional services

     - quality of customer support

     - price

Although we believe that our solution competes favorably with respect to these factors, our market is relatively new and is developing rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, technical and other resources.

EMPLOYEES

     As of January 15, 2000, we had 160 full-time employees, including 40 in sales, 39 in engineering, 34 in professional services and technical support, 25 in general and administrative, and 22 in marketing and business development. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in Cambridge, Massachusetts, where we lease approximately 25,000 square feet of office space under a lease expiring in August 2004. We expect that these facilities will meet our needs through mid-2000 and that suitable additional or substitute space will be available as needed. We also lease sales and service offices in Cupertino and London. We lease these offices under agreements with remaining terms of less than two years.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EXECUTIVES

     The following table sets forth information with respect to our executive officers, directors and key executives as of January 26, 2000:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Executive Officers and Directors
Lawrence S. Bohn.....................  48     Chairman of the Board, President and Chief Executive
                                                Officer
Brian Zanghi.........................  40     Executive Vice President and Chief Operating Officer
John Delea...........................  38     Chief Financial Officer, Vice President, Finance and
                                                Administration, and Treasurer
Marcie Desmond.......................  44     Vice President, Professional Services
Anne Estabrook.......................  35     Vice President, Marketing
David George.........................  32     Vice President, Business Development
Stan Jackson.........................  46     Vice President, Engineering
David Reiner.........................  48     Vice President, Product Strategy and Development
Kathleen L. Biro(1)..................  47     Director
Ted R. Dintersmith(1)................  47     Director
Robert N. Goldman(2).................  50     Director
Rory T. O'Driscoll(2)................  35     Director
Stephen J. Ricci(2)..................  53     Director

Key Executives

Matthew Cutler.......................  26     Founder and Chief E-Business Intelligence Officer
Eric Richard.........................  26     Founder and Chief Technology Officer

------------------------------
(1) Member of the compensation committee.
(2) Member of the audit committee.

     Lawrence S. Bohn has served as our President and Chief Executive Officer and a director since March 1998. Mr. Bohn became our Chairman of the Board in January 2000. From August 1997 to February 1998, Mr. Bohn was an independent consultant. From September 1994 to July 1997, he served as President of PC Docs, a developer of document management software for enterprise networks. From April 1986 to July 1994, Mr. Bohn served as Senior Vice President of Marketing and Business Development at Interleaf, Inc., a developer of electronic publishing solutions. He received a B.A. with honors from the University of Massachusetts at Amherst and an M.A. in structural linguistics from Clark University.

     Brian Zanghi has served as our Executive Vice President and Chief Operating Officer since January 2000. Mr. Zanghi previously served as Executive Vice President at Instinctive Technologies, a web collaboration software company, from November 1998 to December 1999. Mr. Zanghi also served as President of PC Docs from April 1998 to September 1998 and as its Director and then Vice President of Sales from January 1995 to April 1998. Mr. Zanghi received a B.A. in economics from Assumption College.

     John Delea has served as our Chief Financial Officer, Vice President, Finance and Administration, and Treasurer since December 1996. From September 1994 to August 1996, Mr. Delea served as Business Unit Controller at Bay Networks, now a division of Nortel Networks, where he directed the financial planning and operations of its router products group. From May 1992 to August 1994, Mr. Delea served as Assistant Treasurer and Director of Investor Relations at Wellfleet Communications (now Bay Networks). From September 1988 to April 1992, he served as a Treasury Manager at AT&T, and from July 1983 to August 1986, he served as an Audit Senior at Arthur Andersen LLP. Mr. Delea received an M.B.A. in finance from the University of Chicago Graduate School of Business and a B.A. in economics and accounting from the College of the Holy Cross.

     Marcie Desmond has served as our Vice President of Professional Services since June 1999. From June 1994 to June 1999, she served as Managing Partner overseeing strategic accounts at Cambridge Technology Partners, a management consulting and systems integration firm. From June 1989 to June 1994, Ms. Desmond served as a manager at the Open Software Foundation. Ms. Desmond received a B.S. in computer science from the University of Massachusetts.

     Anne Estabrook has served as our Vice President of Marketing since May 1998. From June 1997 to April 1998, Ms. Estabrook served as the Director of Professional Services at Firefly Network, a provider of personalization software, where she led teams in the design and implementation of personalization solutions for the web. From September 1993 to June 1997, Ms. Estabrook was a senior associate at Mercer Management Consulting, a management consulting firm. From July 1987 to June 1991, she served as a Senior Design Engineer at Digital Equipment Corporation. Ms. Estabrook received an M.B.A. from the Wharton School at the University of Pennsylvania and a B.S. and an M.S. in electrical engineering from Cornell University.

     David George has served as our Vice President of Business Development since January 1999. From June 1996 to December 1998, Mr. George served as our Director in International Sales and was responsible for building our sales and marketing presence outside North America. From December 1993 to June 1996, Mr. George served as Manager of the Strategic OEM Sales Team for Europe, Middle East and Africa at FTP Software, a provider of TCP/IP solutions. Mr. George was previously employed by Xerox Corporation, where he served as Sales Team Manager from January 1993 to December 1993 and as Senior Account Manager from October 1989 to December 1992. He received a B.S. in marketing from the University of Rhode Island and studied International Business at Ealing University in London, England.

     Stan Jackson has served as our Vice President of Engineering since September 1999. From May 1999 to August 1999, Mr. Jackson served as our Solutions Engineering Manager. Mr. Jackson previously worked at Dow Jones Markets, where he served as Director of Technical Planning and as Director of Symbology Systems Development from May 1994 to December 1998. From October 1992 to October 1993, Mr. Jackson served as a manager of research and development at Thomson Financial Networks. He received a B.S. from the Sloan School of Management at the Massachusetts Institute of Technology.

     David Reiner has served as our Vice President of Product Strategy and Development since September 1999. From April 1998 to August 1999, he served as Senior Vice President in the Data Technologies Division of Harte-Hanks, a direct marketing and database marketing company. From July 1995 to December 1997, Dr. Reiner served as Senior Vice President and Chief Scientist at Epsilon Data Management, an industry leader in database marketing. Dr. Reiner received a Ph.D. in computer science from the University of Wisconsin-Madison and an A.B. in mathematics from Cornell University.

     Kathleen L. Biro has served as our director since April 1999. Ms. Biro has also served as Vice Chairman, President and a director of Digitas Inc. (formerly Strategic Interactive Group and Bronnercom LLC), an Internet professional services firm, since December 1999. She co-founded Strategic Interactive Group, a developer of Internet marketing strategies, and served as its Chief Executive Officer from April 1995 to December 1999. From May 1991 to April 1995, Ms. Biro served as Senior Vice President/Marketing Director at Bronner Slosberg Humphrey, a direct marketing and customer base management agency. Ms. Biro also serves as a director of Be Free, an Internet performance marketing services firm. Ms. Biro received an M.B.A. in marketing and finance from the Columbia University Graduate School of Business and an M.S. in educational administration and a B.S. in English education from New York University.

     Ted R. Dintersmith has served as our director since September 1996. Since February 1996, Mr. Dintersmith has been a general partner at Charles River Ventures, a venture capital firm. From October 1987 to February 1996, he was a general partner of Aegis Management Corporation, a venture capital firm. Mr. Dintersmith serves as a director of Be Free. Mr. Dintersmith received a Ph.D. in engineering from Stanford University and a B.A. in physics and English from the College of William and Mary.

     Robert N. Goldman has served as our director since January 1995. Mr. Goldman has been chairman of the board of Object Design since January 1999, and has been its president and chief executive officer since September 1999. He also served as president and chief executive officer of Object Design from November 1995 to January 1999. From 1992 to August 1995, Mr. Goldman was chairman of Trinzic Corporation. Mr. Goldman is a member of the board of directors of Citrix Systems, Parametric Technology Corporation and Systemsoft Corporation. Mr. Goldman received a B.A. in computer science from Purdue University.


     Rory T. O'Driscoll has served as our director since June 1999. Since April 1993, Mr. O'Driscoll has served as a vice president of Bank of America Ventures, a venture capital firm. From March 1992 to April 1993, Mr. O'Driscoll served as a corporate development consultant for BankAmerica Corporation. Mr. O'Driscoll is a director of Connectinc.com. Mr. O'Driscoll holds a B.Sc. in Economics from the London School of Economics.


     Stephen J. Ricci has served as our director since June 1998. Mr. Ricci has been a general partner of OneLiberty Ventures, a venture capital firm, since its inception in January 1995. Before co-founding OneLiberty Ventures, Mr. Ricci was a general partner of Palmer Partners, a venture capital firm, from 1974 to 1994. Mr. Ricci received an M.B.A. from the Harvard Business School and a B.S. in mechanical engineering from Tufts University.

     Matthew Cutler co-founded net.Genesis in January 1994 and has served as our Chief E-Business Intelligence Officer since January 1999. Mr. Cutler currently leads our marketplace education and standards development efforts. Mr. Cutler previously served as our Director of Market Development from January 1994 to January 1999. From June 1995 to December 1998, Mr. Cutler also served as Chairman of the Webmasters' Guild, the world's first professional association of webmasters and now a part of the Association for Internet Professionals. Mr. Cutler received a B.S. in mechanical engineering with honors from Massachusetts Institute of Technology.

     Eric Richard co-founded net.Genesis and has served as our Chief Technology Officer since May 1994. Mr. Richard directs our technology development and product architecture. Mr. Richard is the principal author of "Build a Web Site," an early technical resource guide for web site developers. Mr. Richard received a B.S. in computer science from the Massachusetts Institute of Technology.

BOARD COMPOSITION

     Following this offering, the board of directors will be divided into three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Immediately after the completion of this offering:

     - Rory T. O'Driscoll and Lawrence S. Bohn will be the Class I directors and will serve until our annual stockholders' meeting in 2000

     - Stephen J. Ricci and Robert N. Goldman will be the Class II directors and will serve until our annual stockholders' meeting in 2001

     - Ted R. Dintersmith and Kathleen L. Biro will be the Class III directors and will serve until our annual stockholders' meeting in 2002

     Three of our current directors, Messrs. Dintersmith, O'Driscoll and Ricci, originally were elected as directors pursuant to provisions of a stockholders' agreement that will terminate upon the completion of this offering.

     Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

     Our board of directors established an audit committee in December 1999. The audit committee consists of Robert N. Goldman, Rory T. O'Driscoll and Stephen J. Ricci. The audit committee reviews our internal accounting procedures, evaluates our audit and control functions, and reviews the results and scope of the audit and other services provided by our independent public accountants.

     Our board of directors established a compensation committee in December 1999. The compensation committee consists of Kathleen L. Biro and Ted R. Dintersmith. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our officers and directors and administers and grants options under our stock plans. The compensation committee also establishes and reviews general policies relating to the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     All of our directors are reimbursed for expenses incurred in attending meetings of the board of directors and its committees. In addition, our non-employee directors are eligible to receive automatic grants of stock options under our 1999 Stock Incentive Plan. Currently, we do not otherwise compensate directors for their services as members of the board of directors or any committee of the board. In connection with the election of Kathleen L. Biro to our board, we granted her an option on April 12, 1999 to purchase 18,750 shares of common stock at an exercise price of $0.67 per share. The option vests as to one third of the shares subject to the option on April 12, 2000 and as to an additional 8.33% of those shares each quarter thereafter until fully vested.

     Each non-employee director will receive an option to purchase 18,750 shares of our common stock on the effective date of this offering. These options will vest in annual installments over three years from the date of grant. In addition, each non-employee director will receive an option to purchase 3,750 shares of our common stock on the date of each annual meeting of stockholders commencing with the 2000 annual meeting of stockholders. These options will be fully vested upon grant. In addition, individuals who become directors after this offering and are not our employees will receive an option to purchase 18,750 shares of our common stock on the date of his or her initial election to our board of directors. These options will vest in annual installments over three years from the date of grant.

EXECUTIVE COMPENSATION

  Compensation Earned

     The following table summarizes the compensation earned during 1999 by our named executive officers, who consist of our chief executive officer and four other current and former executive officers who earned more than $100,000 in salary and bonus during that year.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                                                      AWARDS
                                                              ANNUAL               ------------
                                                           COMPENSATION             SECURITIES
                                                      -----------------------       UNDERLYING
NAME AND PRESENT PRINCIPAL POSITION(S)                SALARY($)      BONUS($)       OPTIONS(#)
--------------------------------------                ---------      --------      ------------
Lawrence S. Bohn....................................  $164,853       $ 68,452             --
  Chairman of the Board, President and Chief
  Executive Officer
John Delea..........................................   114,922         59,482         22,500
  Chief Financial Officer, Vice President, Finance
  and Administration, and Treasurer
Anne Estabrook......................................   123,300         32,488        161,250
  Vice President, Marketing
David George........................................    89,990         74,811         30,000
  Vice President, Business Development
Roger Hodskins......................................   126,211        142,641             --
  Former Vice President, Worldwide Sales and Service

     In 1999, in addition to the compensation stated in the foregoing table, we also provided each of our full-time employees with term life insurance in an amount equal to their annual salary. Because we pay a single premium for the entire group of employees, we are unable to calculate the dollar amount of the premium attributable to any particular employee. Mr. Hodskins resigned from his employment with us effective January 31, 2000.

  Option Grants

     The following table provides information regarding stock options granted to the named executive officers during 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                        ------------------------------------------------------
                                      PERCENT OF                                    POTENTIAL REALIZABLE
                                         TOTAL                                    VALUE AT ASSUMED ANNUAL
                        NUMBER OF       OPTIONS                                     RATES OF STOCK PRICE
                        SECURITIES    GRANTED TO                                  APPRECIATION FOR OPTION
                        UNDERLYING     EMPLOYEES      EXERCISE                              TERM
                         OPTIONS          IN          PRICE PER     EXPIRATION    ------------------------
NAME                    GRANTED(#)    FISCAL YEAR    SHARE($/SH)       DATE         5%($)         10%($)
----                    ----------    -----------    -----------    ----------    ----------    ----------
Lawrence S. Bohn......        --           --              --              --            --            --
John Delea............    22,500          1.7%          $5.33        12/06/09      $ 75,420      $191,130
Anne Estabrook........    75,000          5.7            0.16        01/11/09         7,547        19,125
                          30,000          2.3            1.00        06/03/09        18,867        47,812
                          56,250          4.3            5.33        12/06/09       188,550       477,824
David George..........    30,000          2.3            2.00        10/19/09        37,734        95,625
Roger Hodskins........        --           --              --              --            --            --

     All options described in the foregoing table vest as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to an additional 6.25% of such shares each quarter thereafter until fully vested. However, each executive officer may exercise his or her options at any time upon entering into a stock restriction and repurchase agreement containing an identical vesting schedule. See "Transactions with Related Parties--Acceleration of Stock Option Vesting for Executive Officers."

     The percentage of total options is based on an aggregate of 1,308,337 options that we granted during 1999 to our employees, including the named executive officers. We granted these options with an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. All of the options have a term of 10 years, subject to earlier termination in the event of a termination of employment. The exercise price for all options may be paid in cash, shares of common stock, or a combination of cash and shares.

     The potential realizable values are based on the assumption that our common stock will appreciate at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projections or estimates of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock. This table does not take into account any appreciation in the price of our common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not reflect deductions for taxes or other expenses associated with the exercise.

  Option Exercises and Holdings

     The following table provides information regarding exercises of stock options during 1999 and exercisable and unexercisable options held on December 31, 1999 by each of the named executive officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTIONS AT FISCAL YEAR-        IN-THE-MONEY OPTIONS
                             SHARES                              END(#)                 AT FISCAL YEAR-END($)
                           ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                       EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   -----------   -----------   -------------   -----------   -------------
Lawrence S. Bohn.........    607,500     $7,192,800           --             --              --           --
John Delea...............    150,000      1,776,000      112,500             --      $1,215,600           --
Anne Estabrook...........    120,000      1,422,825       86,250             --         705,000           --
David George.............    120,000      1,427,888       30,000             --         300,000           --
Roger Hodskins...........    105,000      1,243,200           --             --              --           --

     The value realized upon exercise of an option equals the difference between the fair market value of our common stock on the date of exercise, minus the per share exercise price, multiplied by the number of shares purchased. The value of unexercised in-the-money options equals the difference between the fair market value of our common stock on December 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the option. Accordingly, solely for purposes of this table we have assumed that the fair market value of our common stock throughout 1999 was $12.00 per share, the assumed initial public offering price. In 1999, we entered into arrangements with some of our executive officers to accelerate the vesting of their options upon the conditions described in "Transactions with Related Parties--Acceleration of Stock Option Vesting for Executive Officers."

EMPLOYEE BENEFIT PLANS

  1995 Stock Option Plan

     In 1995, our board adopted and our stockholders approved the 1995 stock option plan and reserved 987,606 shares of common stock for issuance under the plan. In July 1998, we amended the plan to increase the number of shares authorized for issuance under the plan to 3,000,000. In September 1999, we amended the plan to increase the number of shares authorized for issuance under the plan to 3,750,000. On January 26, 2000, options to purchase a total of 1,582,180 shares of common stock were outstanding under the 1995 plan. These options had a weighted average exercise price of $1.58 per share. In connection with the adoption of the 1999 stock incentive plan described below, the board terminated further issuances of options under the 1995 plan.

     The 1995 plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and nonstatutory stock options. The exercise price of incentive options granted under the 1995 plan must be at least equal to the fair market value of our common stock on the date of grant. The terms of these options may not exceed ten years. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. This type of optionee must exercise his or her option within five years from the date of grant.

     The 1995 plan provides that, upon a change of control of our company:

     - all outstanding options will be exchanged for similar options of the corporation surviving any change of control

     - the vesting of all outstanding options will be accelerated by twelve months

For these purposes, a "change of control" means the occurrence of any of the following:

     - any person becomes a beneficial owner, directly or indirectly, of 50% or more of the combined voting power of our outstanding shares

     - any merger or consolidation of net.Genesis with another company, other than a merger or consolidation in which our voting shares outstanding immediately before the merger or consolidation represent more than 50% of the combined voting power of the voting shares of the surviving entity

     - the liquidation, sale or disposition of all or substantially all of our assets

     The 1995 plan is administered by the compensation committee of our board of directors.

  1999 Stock Incentive Plan

     In December 1999, our board of directors adopted and our stockholders approved our 1999 stock incentive plan. The 1999 plan initially authorizes the issuance of up to 2,625,000 shares of our common stock and authorizes an additional 375,000 shares of our common stock on each of the first three anniversaries of the date of adoption of the plan. On January 26, 2000, options to purchase a total of 478,500 shares of common stock were outstanding under the 1999 plan.

     The 1999 plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and nonstatutory stock options. The 1999 plan also provides for awards of stock appreciation rights, performance shares, restricted stock and other stock-based awards.

     Our officers, directors, employees, consultants and advisors are eligible to receive awards under the 1999 plan. No participant may receive awards for over 750,000 shares of common stock in any calendar year.

     Incentive options may be granted under the 1999 plan to our employees and employees of our affiliates within the meaning of the Internal Revenue Code, including our officers and directors as well as officers and directors of our affiliates who are also employees. The exercise price of incentive options granted under the 1999 plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. This type of optionee must exercise his or her option within five years from the date of grant.

     Under the terms of the 1999 plan, we may grant nonstatutory options to our officers and other employees, our directors, and other individuals providing services to us. There are no limits on the exercise price of nonstatutory options granted under the 1999 plan.

     Under the terms of the 1999 plan, non-employee directors will also receive certain automatic option grants as described in "Management -- Director Compensation."

     The 1999 plan provides that, upon a change of control of our company:

     - all outstanding options will be exchanged for similar options of the corporation surviving any change of control

     - the vesting of all outstanding options will be accelerated by twelve months

For these purposes, a "change of control" has the same meaning as under the 1995 plan.

     The 1999 plan is administered by the compensation committee of the board of directors. The compensation committee selects the individuals to whom awards will be granted and determines the exercise price and other terms of each award, subject to the provisions of the 1999 plan.

  1999 Employee Stock Purchase Plan

     In December 1999, our board of directors adopted and our stockholders approved our 1999 employee stock purchase plan. The stock purchase plan initially authorizes the issuance of up to 225,000 shares of our common stock and authorizes an additional 52,500 shares of our common stock on each of the first three anniversaries of the date of adoption of the plan.

     All of our employees who have completed three months of employment and whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan. Employees who own stock and hold outstanding options to purchase stock representing five percent or more of the total combined voting power or value of all classes of our stock are not eligible to participate in the stock purchase plan.

     At the commencement of each designated payroll deduction period, or offering period, an eligible employee may authorize us to deduct between 1% to 10%, in increments of 1%, of his or her base pay. On the last business day of the offering period, we will deem the employee to have exercised the option, at the exercise option price, to the extent of accumulated payroll deductions. The purchase price will be 85% of the closing market price of our common stock on either the first or last business day of the offering period, whichever is lower.

     No employee is allowed to buy shares of common stock worth more than $25,000, based on the fair market value of the common stock on the first day of the offering period, in any calendar year under the plan.

     The stock purchase plan is administered by the compensation committee of the board of directors.

  401(k) Plan

     We have adopted an employee savings and retirement plan qualified under
Section 401 of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

EMPLOYMENT AGREEMENT

     On May 28, 1998, we hired Lawrence S. Bohn to serve as our President and Chief Executive Officer and we entered into an employment agreement and a stock restriction and repurchase agreement with him. Under the employment agreement, we agreed to employ Mr. Bohn as our President and Chief Executive Officer at an annual salary of $150,000, which our board may increase annually. We also agreed to pay Mr. Bohn a signing bonus of $51,750 upon the commencement of his employment and a 1999 tax bonus of $36,000 on April 1, 1999. The agreement does not specify a term of employment; rather, Mr. Bohn remains an employee-at-will. Under the agreement, Mr. Bohn is entitled to participate in any bonus, group health, medical reimbursement or life insurance programs that we may offer.

     Mr. Bohn used the $51,750 signing bonus we paid him under the employment agreement to purchase, on a restricted basis, 776,250 shares of our common stock at a price of approximately $0.07 per share, which our board of directors determined was the fair market value of the common stock on the date of purchase. Under the terms of the stock restriction and repurchase agreement, we have the right to repurchase these shares of restricted stock if Mr. Bohn's employment is terminated. Our right to repurchase these shares of restricted stock expires in 48 equal monthly installments. Upon the closing of this offering, our right to repurchase these shares of restricted stock will expire.

     Under the employment agreement, we must pay Mr. Bohn severance payments in an amount equal to the salary and bonus paid to him over the immediately preceding 12 months if his employment is terminated:

     - by us without good cause, which means dishonesty, any misappropriation of our assets, gross failure to perform his duties, the commission of any felony or any crime involving moral turpitude, or any breach of his obligations under his confidentiality, assignment of inventions and non-competition agreement with us

     - upon a change of control of net.Genesis

     - as a result of any attempt by us to force Mr. Bohn to relocate involuntarily his place of employment by more than 100 miles from Cambridge, Massachusetts

     - as a result of any action by us that has the effect of significantly diminishing his level of responsibility as President and Chief Executive Officer

     We also agreed to use our best efforts to cause Mr. Bohn to be elected to our board of directors. The employment agreement further provides that if Mr. Bohn's employment is terminated for any reason, he will be deemed to have resigned as a director and from all other positions with net.Genesis. While Mr. Bohn serves as our Chief Executive Officer, he is entitled to approve the appointment of any Chairman of the Board.

SEPARATION AGREEMENT

     On January 14, 2000, we entered into a separation agreement with Roger Hodskins, our former Vice President, Worldwide Sales and Service. Under the agreement, Mr. Hodskins resigned his employment, effective January 31, 2000. We agreed to continue to pay Mr. Hodskins his current base salary until at least August 1, 2000, with a possible extension until November 1, 2000 if Mr. Hodskins has not obtained alternative employment by that time. We also agreed to pay Mr. Hodskins additional amounts equal to one-half of his maximum bonus for 1999. Mr. Hodskins is entitled to participate in our insurance and other employee benefit programs until July 31, 2000. We also agreed that the shares of restricted stock that Mr. Hodskins purchased from us would continue to vest until August 5, 2000.

LIABILITY LIMITATIONS AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders

     - acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law

     - unlawful payments of dividends or unlawful stock repurchases or redemptions

     - any transaction from which the director derived an improper personal benefit

     The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

     Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies are desirable to help us attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our certificate of incorporation or by-laws, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       TRANSACTIONS WITH RELATED PARTIES

SALES OF PREFERRED STOCK

     A number of our directors, executive officers and stockholders beneficially owning more than 5% of our common stock have participated in transactions in which they purchased shares of our preferred stock. We believe that we sold these shares at their fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties. The following table summarizes these transactions:

                        CLASS OF                NUMBER
DATE OF TRANSACTION  PREFERRED STOCK   PRICE   OF SHARES
-------------------  ---------------   -----   ---------
September 12, 1997     Series C        $0.50   2,928,316
  June 25, 1998        Series D        $1.20   5,899,999
  June 10, 1999        Series F        $3.32   6,626,508

     On the closing of this offering, these shares of preferred stock will automatically convert into shares of common stock. Listed below are the directors, executive officers and 5% stockholders who participated in the transactions described above.

                                                                 PREFERRED STOCK
                                               ---------------------------------------------------
                                                                                       AGGREGATE
STOCKHOLDER                                    SERIES C     SERIES D     SERIES F    CONSIDERATION
-----------                                    ---------    ---------    --------    -------------
Charles River Partnership VII................  1,005,520    1,500,000    261,050      $3,169,446
Affiliates of Bessemer Venture Partners......    902,400    1,266,667    261,044       2,837,867
Affiliates of OneLiberty Ventures............         --    2,625,000    261,044       4,016,666
Sean O'Sullivan Revocable Living Trust.......    274,914       20,834         --         162,458
Christopher Paul.............................         --       83,333         --         100,000

     Ted R. Dintersmith, a general partner of Charles River Partnership VII, has served as one of our directors since September 1996. Stephen J. Ricci, a general partner of OneLiberty Fund IV, has served as one of our directors since June 1998. Sean M. O'Sullivan, the trustee of the Sean O'Sullivan Revocable Living Trust, served as one of our directors from July 1995 to April 1999. Christopher Paul served as our Vice President of Engineering from March 1998 to September 1999.

     In connection with our sales of preferred stock in the foregoing transactions, we granted rights to the holders of preferred stock to require us to register their shares under the Securities Act and to include their shares in registration statements we file for our own benefit under the Securities Act. For more information about these registration rights, please see "Description of Capital Stock -- Registration Rights."

SALE OF COMMON STOCK TO LAWRENCE S. BOHN

     On May 28, 1998, in connection with the employment of Lawrence S. Bohn as our President and Chief Executive Officer, we issued and sold to Mr. Bohn 776,250 shares of our common stock for approximately $0.07 a share, which our Board of Directors determined to be the fair market value of our common stock at the time. On the same date, we entered into a stock restriction and repurchase agreement with Mr. Bohn providing that if he ceases to be employed by us prior to the full vesting of his shares, we may repurchase the unvested shares for approximately $0.001 per share. This option to repurchase lapses in 48 equal monthly installments, calculated from March 23, 1998. The stock restriction and repurchase agreement will terminate upon the closing of this offering.

LOAN TO LAWRENCE S. BOHN

     On May 4, 1999, Mr. Bohn exercised an option to purchase 607,500 shares of our common stock at an exercise price of $0.16 per share. This option was accelerated as described below. We loaned Mr. Bohn $96,390 towards this purchase. The full recourse loan is evidenced by a promissory note from Mr. Bohn to us. The loan is secured by the 607,500 shares of common stock that Mr. Bohn purchased.

ACCELERATION OF STOCK OPTION VESTING FOR EXECUTIVE OFFICERS

     We have made arrangements with our executive officers to accelerate the vesting of their options in full if they enter into stock restriction and repurchase agreements with us. Under the stock restriction and repurchase agreements, if an executive officer ceases to be employed by us before any of the shares purchased would otherwise have vested under the option agreement, we have the right to repurchase those shares at the same price for which the officer purchased them. The following table provides information regarding the executive officers who have entered into these arrangements with us, the date of the transaction, the exercise price and number of options that were accelerated, the number of shares purchased (including shares that were already vested and therefore not subject to any stock restriction and repurchase agreement), and the extent to which acceleration of vesting of the shares purchased will occur upon a change in control of our company.

                                                                     NUMBER OF    NUMBER OF   ACCELERATION
                                             DATE OF     EXERCISE     OPTIONS      SHARES     UPON CHANGE
NAME AND PRINCIPAL POSITION                TRANSACTION    PRICE     ACCELERATED   PURCHASED    OF CONTROL
---------------------------                -----------   --------   -----------   ---------   ------------
Lawrence S. Bohn.........................   05/04/99      $0.16       430,315      607,500       24 months
  Chairman of the Board, President and
  Chief Executive Officer
John Delea...............................   01/07/00      $0.16        60,000       90,000       12 months
  Chief Financial Officer, Vice
  President, Finance and Administration,
  and Treasurer
Anne Estabrook...........................   05/30/99      $0.07        16,875       22,500       12 months
  Vice President, Marketing                 05/30/99      $0.16        97,500       97,500       12 months
David George.............................   05/30/99      $0.07        40,806       78,750       12 months
  Vice President, Business Development      05/30/99      $0.16        23,203       41,250       12 months
Matthew Cutler...........................   09/17/99      $0.16       101,250      135,000       12 months
  Chief E-Business Intelligence Officer
Eric Richard.............................   09/17/99      $0.16        92,812      123,750       12 months
  Chief Technology Officer
Roger Hodskins...........................   06/19/98      $0.07       105,000      105,000       24 months
  Former Vice President, Worldwide Sales    09/01/99      $0.16        78,750      105,000       24 months
  and Service
Christopher Paul.........................   06/02/99      $0.07        72,187       78,750       12 months
  Former Vice President, Engineering        06/02/99      $0.16       105,000      105,000       12 months

     On June 22, 1999, John Delea, our Chief Financial Officer, exercised an option to purchase 150,000 shares of common stock. Because the shares were vested under the terms of the option, he was not required to enter into a stock restriction and repurchase agreement with us. In addition to the options exercised as indicated above, Mr. Delea has options to purchase an additional 22,500 shares of common stock, Ms. Estabrook has options to purchase an additional 86,250 shares of common stock and Mr. George has options to purchase an additional 52,500 shares of common stock, which each may exercise at any time upon entering into an appropriate stock restriction and repurchase agreement with us. In September 1999, Christopher Paul's employment with us terminated, and in December 1999 we repurchased from him 124,687 shares of common stock pursuant to his stock restriction and repurchase agreements.

TERMS OF TRANSACTIONS

     We believe that all of the transactions described above were made on terms no less favorable to us than we would have obtained from unaffiliated third parties. We have adopted a policy under which all future transactions between us and any of our directors, executive officers or 5% stockholders must be on terms no less favorable to us than we would obtain from unaffiliated third parties and must be approved by a majority of the disinterested members of the board of directors.

                             PRINCIPAL STOCKHOLDERS

     The following table provides information about the beneficial ownership of our common stock as of January 26, 2000, by:

     - each person or entity known to own beneficially more than five percent of our common stock

     - each of the named executive officers

     - each of our directors

     - all of our executive officers and directors as a group

     In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares of which the person or entity has the right to acquire beneficial ownership within 60 days after January 26, 2000 through the exercise of any option or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership is based on 16,123,989 shares of common stock outstanding as of January 26, 2000, including shares into which our outstanding preferred stock will convert upon completion of this offering, and 20,459,832 shares of common stock that will be outstanding after completion of this offering, including 85,843 shares that we expect to issue upon the exercise of a warrant before the completion of this offering. All shares included in the "Right to Acquire" column represent shares subject to outstanding stock options exercisable within 60 days after January 26, 2000. The address of our executive officers and directors is in care of net.Genesis Corp., 150 CambridgePark Drive, Cambridge, Massachusetts 02140.


                                                                                   PERCENTAGE OF SHARES
                                             NUMBER OF SHARES BENEFICIALLY OWNED    BENEFICIALLY OWNED
                                             -----------------------------------   --------------------
                                             OUTSTANDING   RIGHT TO     TOTAL       BEFORE      AFTER
                                               SHARES      ACQUIRE      NUMBER     OFFERING    OFFERING
                                             -----------   --------   ----------   --------    --------
Ted R. Dintersmith(1)......................   2,362,562         --     2,362,562     14.7%       11.5%
Charles River Partnership VII..............   2,362,562         --     2,362,562     14.7        11.5
  1000 Winter Street
  Waltham, MA 02154
Stephen J. Ricci(2)........................   2,164,532         --     2,164,532     13.4        10.6
Affiliates of OneLiberty Ventures(3).......   2,164,532         --     2,164,532     13.4        10.6
  150 CambridgePark Drive
  10th Floor
  Cambridge, MA 02140
Robert Buescher(4).........................   2,080,698         --     2,080,698     12.9        10.2
  c/o Bessemer Venture Partners
  1400 Old Country Road
  Suite 407
  Westbury, NY 11590
Affiliates of Bessemer Venture
  Partners(5)..............................   2,080,698         --     2,080,698     12.9        10.2
  1400 Old Country Road
  Suite 407
  Westbury, NY 11590
Lawrence S. Bohn(6)........................   1,383,750         --     1,383,750      8.6         6.8
Rory T. O'Driscoll(7)......................   1,355,421         --     1,355,421      8.4         6.7
Bank of America Ventures...................   1,355,421         --     1,355,421      8.4         6.7
  950 Tower Lane
  Suite 700
  Foster City, CA 94404
John Delea(8)..............................     240,000     22,500       262,500      1.6         1.3
Roger Hodskins(9)..........................     210,000         --       210,000      1.3         1.0

                                                                                   PERCENTAGE OF SHARES
                                             NUMBER OF SHARES BENEFICIALLY OWNED    BENEFICIALLY OWNED
                                             -----------------------------------   --------------------
                                             OUTSTANDING   RIGHT TO     TOTAL       BEFORE      AFTER
                                               SHARES      ACQUIRE      NUMBER     OFFERING    OFFERING
                                             -----------   --------   ----------   --------    --------
Anne Estabrook(10).........................     120,000     86,250       206,250      1.3         1.0
David George(11)...........................     120,000     52,500       172,500      1.0           *
Robert N. Goldman..........................      22,821     14,536        37,357        *           *

Kathleen L. Biro...........................          --         --            --       --          --
All current executive officers and
  directors as a group (13 persons)........   7,769,086    725,161     8,494,247     50.4%       40.1%


------------------------------
 *  Less than one percent.

(1) Represents shares beneficially held by Charles River Partnership VII, of which Mr. Dintersmith is a general partner. Mr. Dintersmith disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest in those shares, if any.

(2) Represents shares beneficially held by affiliates of OneLiberty Ventures, of which Mr. Ricci is a general partner. Mr. Ricci disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest in those shares, if any.

(3) Represents 2,061,459 shares beneficially held by OneLiberty Fund, IV and 103,073 shares beneficially held by OneLiberty Advisors IV, L.P.


(4) Represents shares beneficially held by affiliates of Bessemer Venture Partners. Mr. Buescher is a manager of the general partner of Bessemer Venture Partners IV, L.P. and disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest in those shares, if any.



(5) Includes 819,821 shares beneficially held by Bessec Ventures IV L.P., 819,820 shares beneficially held by Bessemer Venture Partners IV L.P. and 77,057 shares beneficially held by BVP IV Special Situations L.P. Also includes 363,999 shares beneficially held by affiliates of Bessemer Venture Partners for whom Mr. Buescher holds a power of attorney.



(6) Includes 75,000 shares held by the Justin Bohn Trust and 75,000 shares held by the Ariel Bohn Trust. Of the outstanding shares held by Mr. Bohn, 663,058 shares do not vest until after 60 days after January 26, 2000 and are subject to our right to repurchase them if Mr. Bohn's employment is terminated.



(7) Represents shares beneficially held by Bank of America Ventures, of which Mr. O'Driscoll is a vice president. Mr. O'Driscoll disclaims beneficial ownership of all of these shares.



(8) Of the outstanding shares held by Mr. Delea, 45,000 shares do not vest until after 60 days after January 26, 2000 and are subject to our right to repurchase them if Mr. Delea's employment is terminated.



(9) Of the outstanding shares held by Mr. Hodskins, we will have the right to repurchase 98,437 shares on or after August 5, 2000 pursuant to his separation and other agreements with us. See "Management -- Separation Agreement."



(10) Of the outstanding shares held by Ms. Estabrook, 82,969 shares do not vest until after 60 days after January 26, 2000 and are subject to our right to repurchase them if Ms. Estabrook's employment is terminated.



(11) Of the outstanding shares held by Mr. George, 40,954 shares do not vest until after 60 days after January 26, 2000 and are subject to our right to repurchase them if Mr. George's employment is terminated.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following is a summary description of our capital stock.

COMMON STOCK

     As of January 26, 2000, there were 16,123,989 shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering. The shares were held of record by 156 stockholders.

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock being offered by us will be fully paid and nonassessable upon the completion of this offering.

PREFERRED STOCK

     Immediately prior to this offering, our certificate of incorporation provided for six series of preferred stock. Upon the completion of this offering, each outstanding share of preferred stock will automatically convert into 0.75 shares of common stock. See "Transactions with Related Parties -- Sales of Preferred Stock" for a description of purchases of our preferred stock by our directors, executive officers and 5% stockholders.

     Upon the completion of this offering, the board of directors will be authorized, without stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series, each series to have whatever rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that the board of directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

WARRANTS

     We have outstanding warrants to purchase 209,804 shares at an exercise price of $2.45 per share. These warrants will expire three years after completion of this offering. We also have outstanding a warrant to purchase 85,843 shares at an exercise price of $4.43. This warrant will expire upon the effective date of this offering. We expect the holder of this warrant to exercise the warrant before that date.

REGISTRATION RIGHTS

     After the completion of this offering, the holders of approximately 12,259,455 shares of common stock and warrants to purchase 209,804 shares of common stock, or their permitted transferees, will be entitled to certain rights with respect to registration of their shares, or "registrable securities," under the Securities Act.

     At any time after 180 days following the effective date of the registration statement for this offering, the holders of at least 50% of the registrable securities then outstanding can require us to file a registration statement covering their registrable securities if the reasonably anticipated aggregate offering price to the public would exceed $7.5 million. In addition, two years after this offering, holders of registrable securities may require us to register their shares for public resale on Form S-3 or any successor form if we are able to use that form and the reasonably anticipated aggregate offering price to the public would exceed $1.0 million. Furthermore, if we choose to register any of our shares of common stock or other securities for any public offering, the holders of registrable securities are entitled to include their registrable securities in the registration, subject to the right of the managing underwriter of the offering to reduce the number of shares to be registered in view of market conditions. This incidental registration right has been waived with respect to this offering. We will pay all of the expenses of any registration, other than underwriting discounts and commissions and extraordinary expenses attributable to any one security holder. If any person with registration rights holds less than 1% of our outstanding capital stock, the person's registration rights terminate when the person becomes entitled to sell all of its shares in any 90-day period under Rule 144 of the Securities Act.

     If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS

     Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

     We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation's voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Upon the completion of this offering, our certificate of incorporation and by-laws will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, upon the completion of this offering, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our certificate of incorporation and by-laws also provide that, effective upon the completion of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A.

LISTING

     We have applied to list our common stock on the Nasdaq National Market under the symbol NTGX.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

     Giving effect to this offering and the exercise of a warrant, upon completion of this offering we will have outstanding 20,459,832 shares of common stock, assuming no exercise of any other outstanding options or warrants after January 26, 2000. Of these shares, the 4,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by affiliates of net.Genesis, as that term is defined in Rule 144 under the Securities Act.

     The remaining 16,209,832 shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and as a result are restricted securities. A total of 16,057,509 shares are subject to lock-up agreements with the underwriters that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Chase Securities Inc. may, in its sole discretion, release some or all of the securities from these lock-up agreements. In addition, holders of stock options and warrants could exercise these options and warrants and sell the shares issued upon exercise as described below. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates.

                                            NUMBER OF
                                         SHARES ELIGIBLE
                                           FOR FUTURE
RELEVANT DATES                                SALE                         COMMENT
--------------                           ---------------                   -------
On effective date......................         4,578      Shares eligible for sale under Rule
                                                           144(k)
90 days after effective date...........        61,902      Additional shares eligible for sale
                                                           under Rules 144 and 701
180 days after effective date..........    16,057,509      All shares subject to lock-up
                                                           agreements released; additional shares
                                                           eligible for sale under Rules 144 and
                                                           701
More than 181 days after effective             85,843
  date.................................                    Additional shares becoming eligible for
                                                           sale under Rule 144 more than 180 days
                                                           after the effective date

RULE 144

     In general, under Rule 144, an affiliate of net.Genesis, or any person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, generally including the holding period of any prior owner other than an affiliate from whom the holder acquired the shares for value, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

     - one percent of the then-outstanding shares of common stock (approximately 204,598 shares immediately after this offering)

     - the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements, and information about us must be publicly available. All holders of Rule 144 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

RULE 144(k)

     Under Rule 144(k), a person who has not been an affiliate of net.Genesis at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an affiliate from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the volume limitation, manner of sale, notice filing or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

RULE 701

     Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

     We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options and reserved for issuance under our stock plans as of January 26, 2000, the registration statement would cover approximately 4,321,556 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, and with applicable 180-day lock-up agreements.

REGISTRATION RIGHTS

     After the completion of this offering, holders of approximately 12,259,455 shares of common stock and warrants to purchase 209,804 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See "Description of Capital Stock -- Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Chase Securities Inc., Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed to purchase from us the following numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Chase Securities Inc........................................
Deutsche Bank Securities Inc................................
U.S. Bancorp Piper Jaffray Inc..............................

                                                              ---------
     Total..................................................  4,250,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in
excess of $          per share. The underwriters may allow and the dealers may
reallow a concession not in excess of $          per share to other dealers.
After the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 637,500 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discount was determined based on an arms' length negotiation between the representatives of the underwriters and us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                         PAID BY NET.GENESIS
                                                     ----------------------------
                                                     NO EXERCISE    FULL EXERCISE
                                                     -----------    -------------
Per share..........................................   $               $
Total..............................................   $               $

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000. The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

     Chase Securities Inc. and its affiliates beneficially own an aggregate of 349,360 shares of our common stock. Chase Securities Inc. also holds a warrant to purchase 85,843 shares of common stock that will expire upon the effective date of this offering. We expect Chase Securities Inc. to exercise this warrant before that date.

     Substantially all of our stockholders holding in the aggregate 16,057,509 shares of common stock, and including all of our executive officers and directors, have agreed that they will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options under our stock plans, provided that, without the prior written consent of Chase Securities Inc., any additional options shall not be exercisable during the 180-day period.

     At our request, the underwriters have reserved up to 340,000 shares of common stock to be sold in the offering and offered for sale, at the public offering price, to our directors, officers, employees, business associates such as customers and suppliers and persons related to, or affiliated with the foregoing persons. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered by this prospectus.

     Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     Before this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiations between ourselves and the representatives. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the shares offered in this prospectus will be passed upon for us by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Legal matters will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We intend to send our stockholders annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                               net.GENESIS CORP.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1999.............  F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................  F-4
Statements of Changes in Stockholders' Equity (Deficit) for
  the years ended December 31, 1997, 1998 and 1999..........  F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of net.Genesis Corp.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of net.Genesis Corp. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 24, 2000, except for Note 8,
as to which the date is February 2, 2000
                               net.GENESIS CORP.

                                 BALANCE SHEETS

                                                                     DECEMBER 31,            PRO FORMA
                                                              ---------------------------   DECEMBER 31,
                                                                  1998           1999           1999
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,260,820   $  9,643,346   $  9,643,346
  Restricted cash...........................................        55,000        403,500        403,500
  Short-term investments and marketable securities..........            --      1,183,878      1,183,878
  Accounts receivable, net of allowances for doubtful
    accounts of $143,800 and $451,140 at December 31, 1998
    and 1999, respectively..................................       706,317      2,457,268      2,457,268
  Prepaid expenses and other current assets.................        46,870        136,746        136,746
                                                              ------------   ------------   ------------
    Total current assets....................................     3,069,007     13,824,738     13,824,738
Fixed assets, net...........................................       797,153      3,697,125      3,697,125
Other assets................................................            --        269,856        269,856
                                                              ------------   ------------   ------------
    Total assets............................................  $  3,866,160   $ 17,791,719   $ 17,791,719
                                                              ============   ============   ============
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital lease obligations..............            --        162,492        162,492
  Current portion of long-term debt.........................         9,083      1,162,741      1,162,741
  Accounts payable..........................................        90,523        800,199        800,199
  Accrued expenses..........................................       956,312      2,962,766      2,962,766
  Deferred revenue..........................................       325,282      1,383,441      1,383,441
                                                              ------------   ------------   ------------
    Total current liabilities...............................     1,381,200      6,471,639      6,471,639
Long-term portion of capital lease obligations..............            --        322,915        322,915
Long-term debt..............................................            --      1,569,310      1,569,310
                                                              ------------   ------------   ------------
    Total liabilities.......................................     1,381,200      8,363,864      8,363,864
                                                              ------------   ------------   ------------
Redeemable convertible preferred stock......................    13,566,336     36,574,858             --
                                                              ------------   ------------   ------------
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
  Convertible preferred stock, Series A-1, $.001 par value;
    200,000 shares authorized, issued and outstanding at
    December 31, 1998 and 1999; none issued and outstanding
    pro forma (unaudited)...................................        49,006         49,006             --
  Convertible preferred stock, Series A-2, $.001 par value;
    101,430 shares authorized, issued and outstanding at
    December 31, 1998 and 1999; none issued and outstanding
    pro forma (unaudited)...................................       137,349        137,349             --
  Convertible preferred stock, Series A-3, $.001 par value;
    624,000 shares authorized, issued and outstanding at
    December 31, 1998 and 1999; none issued and outstanding
    pro forma (unaudited)...................................     1,530,502      1,530,502             --
  Common stock, $.001 par value; 100,000,000 shares
    authorized; 1,504,790,
    3,141,883, 16,009,566 issued and outstanding at December
    31, 1998 and 1999, and pro forma (unaudited),
    respectively............................................         1,505          3,142         16,010
Additional paid-in capital..................................       115,053      6,606,214     44,885,061
Deferred compensation.......................................                   (5,722,554)    (5,722,554)
Note receivable from stockholder............................                      (96,390)       (96,390)
Accumulated deficit.........................................   (12,914,791)   (30,838,150)   (30,838,150)
Accumulated other comprehensive income......................            --      1,183,878      1,183,878
                                                              ------------   ------------   ------------
    Total stockholders' equity (deficit)....................   (11,081,376)   (27,147,003)     9,427,855
                                                              ------------   ------------   ------------
    Total liabilities, redeemable convertible preferred
       stock and stockholders' equity (deficit).............  $  3,866,160   $ 17,791,719   $ 17,791,719
                                                              ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                               net.GENESIS CORP.

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1997           1998            1999
                                                     -----------    -----------    ------------
Revenue:
  Product revenue..................................  $   844,983    $   936,796    $  3,788,412
  Service revenue..................................      163,721        631,296       2,746,808
                                                     -----------    -----------    ------------
     Total revenue.................................    1,008,704      1,568,092       6,535,220
                                                     -----------    -----------    ------------
Cost of revenue:
  Cost of product revenue..........................       90,924        231,843         219,494
  Cost of service revenue (excluding stock-based
     compensation of $52,525 for the year ended
     December 31, 1999)............................      548,867        760,868       3,116,670
                                                     -----------    -----------    ------------
     Total cost of revenue.........................      639,791        992,711       3,336,164
                                                     -----------    -----------    ------------
Gross profit.......................................      368,913        575,381       3,199,056
                                                     -----------    -----------    ------------
Operating expenses:
  Sales and marketing (excluding stock-based
     compensation of $170,001 for the year ended
     December 31, 1999)............................    1,271,105      3,045,347      10,478,661
  Research and development (excluding stock-based
     compensation of $287,288 for the year ended
     December 31, 1999)............................    1,409,959      2,266,022       4,712,853
  General and administrative (excluding stock-based
     compensation of $21,475 for the year ended
     December 31, 1999)............................      738,383      1,147,571       3,490,244
  Stock-based compensation.........................           --             --         531,289
                                                     -----------    -----------    ------------
     Total operating expenses......................    3,419,447      6,458,940      19,213,047
                                                     -----------    -----------    ------------
Loss from operations...............................   (3,050,534)    (5,883,559)    (16,013,991)
Other income (loss):
  Interest income..................................       56,925        117,339         447,444
  Interest expense.................................      (17,962)       (10,754)       (465,083)
  Loss on disposal of fixed assets.................     (101,420)            --         (20,000)
  Other income.....................................        2,678          4,138          40,149
                                                     -----------    -----------    ------------
Net loss...........................................  $(3,110,313)   $(5,772,836)   $(16,011,481)
                                                     -----------    -----------    ------------
Dividends and accretion of redeemable preferred
  stock............................................     (336,973)      (659,990)     (1,911,878)
Net loss available to common stockholders..........  $(3,447,286)   $(6,432,826)   $(17,923,359)
                                                     -----------    -----------    ------------
Basic and diluted net loss available to common
  stockholders per share...........................  $     (8.11)   $    (10.82)   $     (13.72)
                                                     ===========    ===========    ============
Shares used in computing basic and diluted net loss
  available to common stockholders per share.......      425,180        594,606       1,306,514
Unaudited pro forma basic and diluted net loss per
  common share.....................................                                       (1.33)
Shares used in computing unaudited pro forma basic
  and diluted net loss per common share............                                  11,995,664

   The accompanying notes are an integral part of these financial statements.

                               NET.GENESIS CORP.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                  SERIES A-1           SERIES A-2            SERIES A-3
                                                  CONVERTIBLE         CONVERTIBLE           CONVERTIBLE
                                                PREFERRED STOCK     PREFERRED STOCK       PREFERRED STOCK
                                               -----------------   ------------------   --------------------
                                               SHARES    AMOUNT    SHARES     AMOUNT    SHARES      AMOUNT
                                               -------   -------   -------   --------   -------   ----------
BALANCE AT DECEMBER 31, 1996.................  200,000   $49,006   101,430   $137,349   624,000   $1,530,502
Forfeiture of common stock...................
Exercise of stock options....................
Accrual of cumulative dividends on Series B
 and Series C preferred stock and accretion
 to redemption value.........................
Net loss.....................................
                                               -------   -------   -------   --------   -------   ----------
BALANCE AT DECEMBER 31, 1997.................  200,000   49,006    101,430    137,349   624,000    1,530,502
Issuance of common stock.....................
Exercise of stock options....................
Accrual of cumulative dividends on Series B,
 Series C and Series D preferred stock and
 accretion to redemption value...............
Net loss.....................................
                                               -------   -------   -------   --------   -------   ----------
BALANCE AT DECEMBER 31, 1998.................  200,000   49,006    101,430    137,349   624,000    1,530,502
Exercise of stock options....................
Repurchase of restricted common stock........
Deferred compensation related to grants of
 stock options...............................
Stock-based compensation.....................
Accrual of cumulative dividends on Series B,
 Series C, Series D, and Series F preferred
 stock and accretion to redemption value.....
Unrealized gain on short-term investments and
 marketable securities.......................
Net loss.....................................
Comprehensive loss...........................
                                               -------   -------   -------   --------   -------   ----------
BALANCE AT DECEMBER 31, 1999.................  200,000   $49,006   101,430   $137,349   624,000   $1,530,502
                                               =======   =======   =======   ========   =======   ==========


                                                                                                      NOTE
                                                   COMMON STOCK        ADDITIONAL                  RECEIVABLE
                                               ---------------------    PAID-IN       DEFERRED        FROM
                                                SHARES     PAR VALUE    CAPITAL     COMPENSATION   STOCKHOLDER
                                               ---------   ---------   ----------   ------------   -----------
BALANCE AT DECEMBER 31, 1996.................    601,579    $  602     $   49,293
Forfeiture of common stock...................    (49,049)      (49)            49
Exercise of stock options....................      1,766         2          3,295
Accrual of cumulative dividends on Series B
 and Series C preferred stock and accretion
 to redemption value.........................
Net loss.....................................
                                               ---------    ------     ----------   -----------     --------
BALANCE AT DECEMBER 31, 1997.................    554,296       555         52,637
Issuance of common stock.....................    776,250       776         50,974
Exercise of stock options....................    174,244       174         11,442
Accrual of cumulative dividends on Series B,
 Series C and Series D preferred stock and
 accretion to redemption value...............
Net loss.....................................
                                               ---------    ------     ----------   -----------     --------
BALANCE AT DECEMBER 31, 1998.................  1,504,790     1,505        115,053
Exercise of stock options....................  1,761,801     1,762        251,630                    (96,390)
Repurchase of restricted common stock........   (124,708)     (125)       (14,312)
Deferred compensation related to grants of
 stock options...............................                           6,110,430    (6,110,430)
Stock-based compensation.....................                             143,413       387,876
Accrual of cumulative dividends on Series B,
 Series C, Series D, and Series F preferred
 stock and accretion to redemption value.....
Unrealized gain on short-term investments and
 marketable securities.......................
Net loss.....................................
Comprehensive loss...........................
                                               ---------    ------     ----------   -----------     --------
BALANCE AT DECEMBER 31, 1999.................  3,141,883    $3,142     $6,606,214   $(5,722,554)    $(96,390)
                                               =========    ======     ==========   ===========     ========


                                                               ACCUMULATED
                                                                  OTHER            TOTAL         COMPREHENSIVE
                                               ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'        INCOME
                                                 DEFICIT         INCOME       EQUITY (DEFICIT)      (LOSS)
                                               ------------   -------------   ----------------   -------------
BALANCE AT DECEMBER 31, 1996.................  $ (3,034,679)                    $ (1,267,927)
Forfeiture of common stock...................
Exercise of stock options....................                                          3,297
Accrual of cumulative dividends on Series B
 and Series C preferred stock and accretion
 to redemption value.........................      (336,973)                        (336,973)
Net loss.....................................    (3,110,313)                      (3,110,313)
                                               ------------    ----------       ------------     ------------
BALANCE AT DECEMBER 31, 1997.................    (6,481,965)                      (4,711,916)
Issuance of common stock.....................                                         51,750
Exercise of stock options....................                                         11,616
Accrual of cumulative dividends on Series B,
 Series C and Series D preferred stock and
 accretion to redemption value...............      (659,990)                        (659,990)
Net loss.....................................    (5,772,836)                      (5,772,836)
                                               ------------    ----------       ------------     ------------
BALANCE AT DECEMBER 31, 1998.................   (12,914,791)                     (11,081,376)
Exercise of stock options....................                                        157,002
Repurchase of restricted common stock........                                        (14,437)
Deferred compensation related to grants of
 stock options...............................
Stock-based compensation.....................                                        531,289
Accrual of cumulative dividends on Series B,
 Series C, Series D, and Series F preferred
 stock and accretion to redemption value.....    (1,911,878)                      (1,911,878)
Unrealized gain on short-term investments and
 marketable securities.......................                  $1,183,878          1,183,878     $  1,183,878
Net loss.....................................   (16,011,481)                     (16,011,481)     (16,011,481)
                                                                                                 ------------
Comprehensive loss...........................                                                    $(14,827,603)
                                               ------------    ----------       ------------     ============
BALANCE AT DECEMBER 31, 1999.................  $(30,838,150)   $1,183,878       $(27,147,003)
                                               ============    ==========       ============

   The accompanying notes are an integral part of these financial statements.

                               net.GENESIS CORP.

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1997          1998           1999
                                                         -----------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...............................................  $(3,110,313)  $(5,772,836)  $(16,011,481)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization........................      194,646       256,739        747,861
  Loss on disposal of fixed assets.....................      101,420            --         20,000
  Non-cash interest expense............................           --            --         83,163
  Stock-based compensation expense.....................           --            --        531,289
  Increase (decrease) resulting from changes in
     operating assets and liabilities:
     Accounts receivable...............................      (39,896)     (592,683)    (1,750,951)
     Prepaid expenses and other assets.................      179,036       (12,369)      (359,732)
     Deferred revenue..................................       22,912       270,287      1,058,159
     Accounts payable..................................     (150,559)       77,478        709,676
     Accrued expenses..................................       83,467       635,117      2,006,454
                                                         -----------   -----------   ------------
       Net cash used in operating activities...........   (2,719,287)   (5,138,267)   (12,965,562)
                                                         -----------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets............................     (111,180)     (775,555)    (3,589,688)
  Purchases of short-term investments..................     (949,073)           --             --
  Proceeds from sales of short-term investments........    2,007,466       962,291             --
  Proceeds from sale of fixed assets...................       12,790            --             --
  Restricted cash......................................           --       (55,000)      (348,500)
                                                         -----------   -----------   ------------
       Net cash provided by (used in) investing
          activities...................................      960,003       131,736     (3,938,188)
                                                         -----------   -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale and leaseback of fixed assets.....           --            --        443,507
  Principal payments of capital lease obligations......           --            --        (36,247)
  Proceeds from issuance of debt.......................           --            --      3,000,000
  Repayment of debt....................................     (133,055)      (99,914)      (104,791)
  Issuance of common stock.............................           --        51,750             --
  Proceeds from issuance of redeemable convertible
     preferred stock, net of issuance costs............    1,437,140     7,050,566     20,841,242
  Proceeds from exercise of stock options..............        3,297        11,616        157,002
  Repurchase of restricted common stock................           --            --        (14,437)
                                                         -----------   -----------   ------------
       Net cash provided by financing activities.......    1,307,382     7,014,018     24,286,276
                                                         -----------   -----------   ------------
Net increase (decrease) in cash and cash equivalents...     (451,902)    2,007,487      7,382,526
Cash and cash equivalents, beginning of year...........      705,235       253,333      2,260,820
                                                         -----------   -----------   ------------
Cash and cash equivalents, end of year.................  $   253,333   $ 2,260,820   $  9,643,346
                                                         ===========   ===========   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Dividends and accretion of preferred stock...........  $   336,973   $   659,990   $  1,911,878
  Interest paid........................................  $    18,691   $    10,755   $    346,714
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Additions to capital lease obligations for sale and
     leaseback of fixed assets.........................           --            --        443,507
  Convertible preferred stock warrants issued and
     recorded as debt discount.........................           --            --        255,402
  Purchased of fixed assets through capital leases.....           --            --         78,145

   The accompanying notes are an integral part of these financial statements.

                               net.GENESIS CORP.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS AND BASIS OF FINANCIAL STATEMENTS

     net.Genesis provides software and professional services that help its customers understand, analyze and improve their online businesses. Its net.Analysis software enables companies to collect, store, organize and analyze detailed information about the online behavior of customers and other visitors on their web sites. The Company operates in one business segment and its principal markets are the domestic and international business markets. In addition, the Company provides consulting, training, maintenance and support services to facilitate the installation and use of its software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed in the preparation of the financial statements are as follows:

  Pro Forma Balance Sheet (Unaudited)

     Upon the closing of the Company's initial public offering, all of the outstanding shares of Series A, B, C, D, and F convertible preferred stock will automatically convert on a .75-for-1 basis to approximately 12,867,683 shares of the Company's common stock assuming an offering price of greater than $8.85 per share. The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of the convertible preferred stock into common stock as of December 31, 1999.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

  Cash Equivalents, Short-term Investments and Marketable Securities

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in a money market account which is managed by a financial institution with a strong credit rating. Accordingly, these investments are subject to minimal credit and market risk and are classified as available-for-sale. At December 31, 1998 and 1999, the Company's cash equivalents consisted of certificates of deposit and money market funds totaling approximately $1,860,000 and $8,754,487, respectively. The carrying amount in the financial statements approximates fair value because of the short maturity and holding period of these instruments. At December 31, 1999, all of the Company's short-term investments and marketable securities consist of common stock recorded at fair value and classified as available for sale. Realized gains and losses on sales of securities for the years ended December 31, 1997, 1998, and 1999 were not significant.

     Restricted Cash

     Restricted cash represents a deposit held at a major financial institution as collateral for letters of credit that secure the Company's payroll liability, office lease and leases of certain of the Company's fixed assets.

                               net.GENESIS CORP.

     Revenue Recognition

     SOP No. 97-2, as amended, was adopted by the Company in the fiscal year beginning January 1, 1998. The Company generates several types of revenue, including the following:

          License Fees

     The Company's standard end user license agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other license agreement types, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, number of servers or the license term. Fees from licenses are recognized as revenue when a contract has been executed and the product has been delivered, provided fees are fixed or determinable, collection is probable and there are no uncertainties with respect to customer acceptance. If uncertainties exist, revenue is deferred until such time as the customer accepts the product or service. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. License fees from software sold together with services are generally recognized upon delivery of the software provided that the above criteria have been met and the services are not essential to the functionality of the software. In instances where the aforementioned criteria have not been met, both the license and professional services fees are recognized under the percentage of completion method of contract accounting, based upon the proportion of hours expended to total estimated hours at completion. Losses, if any, on fixed price contracts are recognized when the loss is determined.

          Service and Support Agreements

     The Company provides consulting, installation and training services to its customers. Revenue from such services is generally recognized over the period during which the applicable service is to be performed or on a services-performed basis. Support agreements generally call for the Company to provide technical support and software updates to customers. Revenue for support agreements is recognized ratably over the term of the support agreement and is included in services revenue in the accompanying statements of operations.

     Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments and marketable securities, accounts receivable, accounts payable, accrued expenses, capital lease obligations and debt, approximate their fair values at December 31, 1998 and 1999.

 Concentrations of Credit Risk, Significant Customers and Revenue by Geographic Region

     Financial instruments which potentially expose the Company to concentrations of credit risk include accounts receivable. The Company performs ongoing evaluations of customers' financial condition and does not generally require collateral. The Company maintains reserves for potential credit losses, which in the aggregate, have not exceeded management's expectations.

     At December 31, 1998, accounts receivable from one customer accounted for approximately 13% of total accounts receivable. At December 31, 1999, accounts receivable from one customer accounted for approximately 11% of total accounts receivable.

                               net.GENESIS CORP.

     During the year ended December 31, 1998, revenue from each of two customers accounted for approximately 11% of total revenue. During the years ended December 31, 1997 and 1999, no customer accounted for more than 10% of total revenue.

     The Company markets its products and related services to customers in many industries, principally in the United States, Europe and Australia. Revenue by geographic region is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1997          1998          1999
                                                 ----------    ----------    ----------
United States................................    $  813,577    $1,194,639    $6,053,009
Europe.......................................       176,299       338,162       361,603
Australia....................................        18,828        35,291        63,108
Other........................................            --            --        57,500
                                                 ----------    ----------    ----------
Total........................................    $1,008,704    $1,568,092    $6,535,220
                                                 ==========    ==========    ==========

  Fixed Assets

     Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized over the lease life or the estimated useful life of the asset. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Maintenance and repair costs are charged to expense as incurred. Estimated useful lives generally range from three to five years.

  Research and Development and Software Development Costs

     Costs incurred in the research and development of the Company's products are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed." No software development costs were capitalized during 1997, 1998 or 1999 since costs incurred subsequent to the establishment of technological feasibility were not significant.

  Advertising Expense

     The Company recognizes advertising expense as incurred. Advertising expense was approximately $93,000, $49,000 and $130,720 for the years ended December 31, 1997, 1998, and 1999, respectively.

  Accounting for Stock-Based Compensation

     The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note 8).

 Net Loss per Share and Unaudited Pro Forma Net Loss Per Share

     Basic and diluted net loss available to common stockholders per share is computed by dividing loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net
                               net.GENESIS CORP.

loss available to common stockholders per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock and exercise of stock options and warrants are anti-dilutive for all periods presented. Unaudited pro forma basic and diluted net loss available to common stockholders per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common shares, as if the shares had converted immediately upon their issuance.

  Recently Enacted Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Because the Company does not currently hold any derivative instruments and does not currently engage in hedging activities, the Company expects that adoption of SFAS No. 133 will not have a material impact on its financial position or operating results.

3. ACCOUNTS RECEIVABLE

     Provisions for doubtful accounts charged to the statement of operations were $3,992, $42,215 and $307,340 in 1997, 1998 and 1999, respectively, and write-offs against the allowances were $14,774, $0 and $0 in 1997, 1998 and 1999, respectively.

4. FIXED ASSETS

     Fixed assets consist of the following:

                                                  ESTIMATED            DECEMBER 31,
                                                 USEFUL LIFE    ---------------------------
                                                  IN YEARS         1998           1999
                                                 -----------    ----------    -------------
Furniture and fixtures.........................       5         $   67,747     $  416,856
Computer equipment and software................       3          1,220,707      4,075,534
Leasehold improvements.........................       5             18,713        462,610
                                                     --         ----------     ----------
                                                                 1,307,167      4,955,000
Less -- accumulated depreciation...............                    510,014      1,257,875
                                                                ----------     ----------
                                                                $  797,153     $3,697,125
                                                                ==========     ==========

5. CAPITAL LEASE AND BORROWINGS

     In January 1999, the Company entered into an agreement with a leasing company to establish a line of credit that enabled the Company to finance up to $1,000,000 in purchases of property and equipment under capital leases (the "lease line"). Each borrowing under the lease line is payable in equal monthly installments over a period of 36 months and bears interest at a rate of 9% per annum. In connection with this agreement, the Company granted warrants to purchase 35,307 shares of the Company's Series E preferred stock at an exercise price equal to $1.84 per share. These warrants are exercisable immediately and expire five years from the grant date, or three years from the effective date of an initial public offering, whichever is earlier. The value ascribed by management to these warrants was $32,235 and was computed using the Black-Scholes model with the following assumptions: Series E redeemable convertible preferred stock fair value of $1.84 per share; warrant exercise price of $1.84 per share; dividend yield of 0%; risk-free interest rate of
                               net.GENESIS CORP.

5.02%; expected term of 5 years (life of the warrants); and 50% volatility. There is $411,168 outstanding on the lease line at December 31, 1999. The future minimum lease payments as of December 31, 1999 are $475,885.

     During 1999, the Company sold and immediately leased back certain equipment under the lease line. Total computer equipment of $443,507 was purchased under the lease line. Amortization of property and equipment under the lease line totaled $84,723 during the year ended December 31, 1999 and is included in depreciation expense. Interest expense relating to the lease line totaled $24,629 for the year ended December 31, 1999.

     In January 1999, the Company entered into a subordinated debt agreement providing for borrowings of up to $4,000,000. The subordinated debt is payable in 36 monthly payments and bears interest at a rate of 13.5%. At December 31, 1999, the Company had $2,904,292 outstanding under the agreement.

     In connection with the subordinated debt, the Company granted warrants to purchase 244,432 shares of the Company's Series E redeemable convertible preferred stock at an exercise price equal to $1.84 per share. These warrants are exercisable immediately and expire five years from the grant date, or three years from the effective date of an initial public offering, whichever is earlier. The value ascribed by management to these warrants was $223,167 and was computed using the Black-Scholes model with the following assumptions: Series E redeemable convertible preferred stock fair value of $1.84 per share; warrant exercise price of $1.84 per share; dividend yield of 0%; risk free interest rate of 5.02%; expected term of 5 years (life of the warrants); and 50% volatility. The warrant value was recorded as a debt discount and is being amortized to interest expense over the term of the loans.

     The subordinated debt and the lease line are secured by substantially all assets of the Company. Under these agreements, the Company is required to comply with certain covenants. The Company is in compliance with these covenants for all periods presented.

     In February 1996, the Company entered into a Credit Agreement for an equipment term loan providing for eligible borrowings of up to $250,000. Eligible borrowings under the term loan were based on accounts receivable and other assets and determined according to a formula defined in the Credit Agreement. At December 31, 1998 and 1999, the Company had $9,083 and $0, respectively, outstanding under the equipment term loan.

6. ACCRUED EXPENSES

     A summary of accrued expenses consists of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              --------    ----------
Accrued bonus...............................................  $256,500    $  721,006
Accrued sales commissions...................................    26,557       800,000
Accrued payables............................................   431,329       711,592
Accrued vacation............................................   112,000       410,000
Accrued other...............................................   129,926       320,168
                                                              --------    ----------
                                                              $956,312    $2,962,766
                                                              ========    ==========

                               net.GENESIS CORP.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE PREFERRED STOCK

     In June 1998, the Company decreased the number of authorized shares of Series C Redeemable Convertible Preferred Stock from 6,400,000 shares to 3,000,000 in connection with the issuance of the Series D Redeemable Convertible Preferred Stock.

     In December 1998, the Company authorized 858,333 shares of the newly designated Series E Redeemable Convertible Preferred Stock.

     In June 1999, pursuant to the terms of the Series F Preferred Stock agreement, the Company issued, to the placement agent for the Series F Preferred Stock, warrants to purchase 114,458 shares of Series F preferred stock with an exercise price of $3.32 per share. The warrants are exercisable immediately and expire five years from the date of grant or, if earlier, at the effective date of the Company's initial public offering.

     The Series A Convertible Preferred Stock ("Series A Preferred Stock") is comprised of three subseries (the "Series A-1 Preferred Stock," "Series A-2 Preferred Stock," and "Series A-3 Preferred Stock").

     The Series B, Series C, Series D, and Series F Preferred Stock is redeemable on or after June 30, 2004 over a 3 year period at the option of the holders at redemption prices of $5.15, $.50, $1.20, and $3.32 per share, respectively, plus any accrued but unpaid dividends. Dividends and issuance costs associated with the Preferred Stock are being accreted over the redemption period.

     Required redemption amounts for Series B, Series C, Series D and Series F Preferred Stock, excluding any cumulative and unpaid dividends are as follows:

                                     SERIES B      SERIES C      SERIES D      SERIES F
                                    REDEMPTION    REDEMPTION    REDEMPTION    REDEMPTION
YEAR                                  AMOUNT        AMOUNT        AMOUNT        AMOUNT
----                                ----------    ----------    ----------    ----------
2004..............................  $1,333,333     $488,053     $2,360,000    $7,333,333
2005..............................  $1,333,333     $488,053     $2,360,000    $7,333,333
2006..............................  $1,333,333     $488,053     $2,360,000    $7,333,333

                               net.GENESIS CORP.

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
  Redeemable convertible preferred stock consists of the
     following:
  Redeemable convertible preferred stock, Series F, $.001
     par value; 6,805,000 shares authorized; 6,626,508
     shares issued and outstanding at December 31, 1999; at
     issuance cost plus accumulated accretion and
     dividends..............................................  $        --    $21,874,764
  Redeemable convertible preferred stock, Series E, $.001
     par value; 858,333 shares authorized at December 31,
     1998; 279,739 shares authorized at December 31, 1999;
     none issued and outstanding at December 31, 1998 and
     1999...................................................           --             --
  Series E redeemable convertible preferred stock
     warrants...............................................           --        255,402
  Redeemable convertible preferred stock, Series D, $.001
     par value; 5,900,000 shares authorized; 5,899,999
     issued and outstanding at December 31, 1998 and 1999;
     at issuance cost plus accumulated accretion and
     dividends..............................................    7,327,800      7,823,400
  Redeemable convertible preferred stock, Series C, $.001
     par value; 3,000,000 shares authorized; 2,928,316
     shares issued and outstanding at December 31, 1998 and
     1999; at issuance cost plus accumulated accretion and
     dividends..............................................    1,596,871      1,699,627
  Redeemable convertible preferred stock, Series B, $.001
     par value; 776,718 shares authorized; 776,717 issued
     and outstanding at December 31, 1998 and 1999; at
     issuance cost plus accumulated accretion and
     dividends..............................................    4,641,665      4,921,665
                                                              -----------    -----------
          Total redeemable convertible preferred stock......  $13,566,336    $36,574,858
                                                              ===========    ===========

  Conversion

     Each share of the Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock is convertible at any time at the option of the holder into shares of common stock at a ratio of .75 shares of common stock for each share of Preferred Stock, subject to certain anti-dilution adjustments. In addition, the conversion ratio is subject to adjustment, as defined in the agreement, in the event that the Company issues common stock or preferred stock at a per share price less than the original purchase prices for all series of Preferred Stock.

     The Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock will automatically convert to common stock immediately prior to the closing of a public offering of the Company's common stock resulting in gross proceeds of at least $20,000,000 based on an offering price per share of not less than $8.85.

  Dividends

     Dividends on the Series A Preferred Stock are payable when and if declared by the Board of Directors. Through December 31, 1999, no dividends have been declared or paid by the Company.

     The holders of Series B, Series C, Series D, Series E and Series F Preferred Stock are entitled to receive cumulative dividends at an annual rate of 7% of the original purchase price. Dividends are payable whether or not declared. Cumulative and unpaid dividends on Series B, Series C, Series D, Series E and Series F Preferred Stock were $921,665, $235,468, $743,400, $0 and $898,333 at December 31, 1999, respectively.

                               net.GENESIS CORP.

  Liquidation Preference

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B, Series C, Series D, Series E and Series F Preferred Stock are entitled to receive on a pro rata basis, prior and in preference to the holders of other preferred or common stock, $5.15 per share, $.50 per share, $1.20 per share, $1.84 per share and $3.32 per share, respectively, plus all accrued and unpaid dividends.

     The holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock will be entitled to receive in preference to the holders of the common stock an amount equal to $.25, $1.38 and $2.50, respectively, plus any accrued but unpaid dividends.

  Voting Rights

     Each holder of the Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder's shares are convertible at the record date for such vote.

     Holders of the Series B, Series C, Series D, Series E and Series F Preferred Stock are also entitled to vote together as a separate class to approve or reject certain transactions, including mergers and certain changes to equity.

8. COMMON STOCK

     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of the preferred stockholders.

     In October 1997, the Board of Directors authorized a 1-for-5 reverse stock split of the Company's common stock. All common share and per share amounts included in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split.

     In June 1998, the Company increased the number of authorized shares of common stock from 11,697,872 to 17,500,000 shares.

     In June 1999, the Company increased the number of authorized shares of common stock from 17,500,000 to 24,000,000 shares.

     In December 1999, the Company increased the number of authorized shares of common stock from 24,000,000 to 100,000,000 shares.

     In January 2000, the Company authorized a 3-for-4 reverse split of its common stock. As a result, all references to common stock share and per share amounts, including options and warrants to purchase common stock, have been retroactively restated to reflect the reverse split.

     The Company has reserved 14,564,294 shares of common stock for the conversion of the Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock and for the exercise of outstanding options at December 31, 1999.

  Stock Restriction Agreements

     The Company has entered into stock restriction agreements with certain common stockholders. The agreements provide that in the event that any individual who is a party to such agreement is no longer employed by the Company, the Company may repurchase all shares that are not vested
                               net.GENESIS CORP.

at the time the individual ceases to be employed by the Company. These shares generally vest over four years, as defined in the agreements. At December 31, 1998 and 1999, approximately 719,534 and 1,267,626 shares of common stock, respectively, are subject to repurchase.

9. STOCK OPTIONS

     The 1995 Incentive Stock Option Plan (the "Plan") provides for the grant of incentive stock options and nonqualified stock options. The Board of Directors is responsible for administration of the Plan. The Board of Directors determines the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options generally vest ratably over four years. Options granted under the Plan generally expire ten years from the date of the grant.

     Nonqualified stock options may be granted to any officer, employee, director or consultant at an exercise price per share as determined by the Company's Board of Directors.

     In July 1998, the Company increased the number of options available for grant under the Plan to 3,000,000.

     In September 1999, the Company increased the number of options available for grant under the Plan from 3,000,000 to 3,750,000.

     Transactions under the 1995 Stock Option Plan for the years ended December 31, 1997, 1998, and 1999 are summarized as follows:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                                            EXERCISE
                                                                SHARES       PRICE
                                                              ----------    --------
Outstanding -- December 31, 1996............................     197,970     $1.87
  Granted...................................................   1,171,608       .39
  Exercised.................................................      (1,766)     1.87
  Canceled..................................................    (478,914)     1.57
                                                              ----------
Outstanding -- December 31, 1997............................     888,898       .08
  Granted...................................................   2,659,800       .15
  Exercised.................................................    (174,244)      .07
  Canceled..................................................  (1,044,683)      .08
                                                              ----------
Outstanding -- December 31, 1998............................   2,329,771       .15
  Granted...................................................   1,327,087      1.95
  Exercised.................................................  (1,761,801)      .15
  Canceled..................................................    (198,460)      .36
                                                              ----------
Outstanding -- December 31, 1999............................   1,696,597      1.49

     As of December 31, 1997, 1998 and 1999, 41,448, 320,638 and 170,525 options were exercisable, respectively, under the Plan. The weighted average fair value of options granted, all with exercise prices equal to the fair market value of the Company's common stock at the date of grant, during 1997 and 1998 was $.11 and $.04, respectively. The weighted average fair value of options granted, all with exercise prices below the fair market value of the Company's common stock at the date of grant, was $4.92 during 1999.

     During 1997, the Company's Board of Directors determined that, because certain stock options held by employees of the Company had an exercise price significantly higher than the fair value of
                               net.GENESIS CORP.

the Company's common stock, such stock options were not providing the incentive intended. Accordingly, in September 1997, options to purchase 351,165 shares of common stock with an exercise price of $1.87 per share were canceled and reissued at a price of $.07 per share. The exercise price of the repriced options equaled the fair market value of the Company's common stock on the date of repricing.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                 NUMBER OF        REMAINING         NUMBER OF
                                                  OPTIONS      CONTRACTUAL LIFE      OPTIONS
EXERCISE PRICE                                  OUTSTANDING        (YEARS)         EXERCISABLE
--------------                                  -----------    ----------------    -----------
$0.07.........................................     110,114           7.93             20,623
$0.16.........................................     422,821           8.65            140,874
$0.67.........................................     139,125           9.27              8,203
$1.00.........................................     183,375           9.39                  0
$1.33.........................................     400,087           9.58                  0
$1.87.........................................         825           6.41                825
$2.00.........................................     196,500           9.79                  0
$5.33.........................................     243,750           9.92                  0
                                                 ---------           ----            -------
                                                 1,696,597           9.24            170,525
                                                 =========           ====            =======

     During the year ended December 31, 1999, the Company issued options to certain employees under the Plan with exercise prices below the amount subsequently determined to be the fair market value of the common stock at the date of grant for financial reporting purposes. In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the differences between the exercise price of the options and the deemed fair market value of the Company's stock at the date of grant. This deferred compensation is amortized to expense over the vesting periods, generally four years.

     As discussed in Note 2, the Company has adopted SFAS 123 through disclosure only. Had compensation cost for the Company's option plan been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, the Company's net loss and basic and diluted net loss per share on a pro forma basis would have been as follows:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Net loss
  As reported..............................  $(3,110,313)   $(5,772,836)   $(16,011,481)
  Pro forma................................   (3,144,083)    (5,822,306)    (16,380,613)
Basic and diluted net loss available to
  common stockholders per share
  As reported..............................  $     (8.11)   $    (10.82)   $     (13.72)
  Pro forma................................        (8.19)        (10.91)         (14.00)

                               net.GENESIS CORP.

     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period:

                                                            YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                          1997       1998       1999
                                                         -------    -------    -------
Expected dividend yield................................     0          0          0
Risk-free interest rate................................  5 - 7%     5 - 7%     5 - 7%
Weighted average expected life.........................  5 years    5 years    5 years

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors noted above, and because additional option grants are expected to be made and options vest over several years, the above pro forma disclosures are not representative of the pro forma effects on reported net income or loss for future years.

  1999 Stock Incentive Plan

     In December 1999, the Company adopted its 1999 stock incentive plan and reserved 2,625,000 shares of common stock for issuance under the plan. As of December 31, 1999, no options or other awards had been granted under the 1999 plan. The 1999 plan authorizes the grant of incentive options and nonqualified options and also provides for awards of stock appreciation rights, performance shares, restricted stock and other stock-based awards.

     Incentive options may be granted under the 1999 plan to key employees of the Company and its affiliates within the meaning of the Internal Revenue Code, including officers and directors as well as officers and directors of the Company's affiliates who are also employees. The exercise price of incentive options granted under the 1999 plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant, and such optionee must exercise his or her option within five years from the date of the grant of such option.

     Additionally, the Company may grant nonqualified options to its officers and other employees, directors, and other individuals providing services to the Company. There are no limits on the exercise price of nonqualified options granted under the 1999 plan.

     The 1999 plan is administered by the compensation committee of the board of directors. The compensation committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each award, subject to the provisions of the 1999 plan.

  1999 Employee Stock Purchase Plan

     In December 1999, the Company adopted its 1999 employee stock purchase plan and reserved 225,000 shares of common stock for issuance under the plan.

     Under the terms of the stock purchase plan, all employees who have completed three months of employment and whose customary employment is more than 20 hours per week and more than five months in the calendar year are eligible to participate in the stock purchase plan. Employees who own stock and hold outstanding options to purchase stock representing five percent or more of the total combined voting power or value of all classes of the Company's stock are not eligible to participate in the stock purchase plan.

                               net.GENESIS CORP.

     At the commencement of each designated payroll deduction period, or offering period, an eligible employee may authorize the Company to deduct between 1% to 10%, in increments of 1%, of his or her base pay. On the last business day of the offering period, the Company will deem the employee to have exercised the option, at the exercise option price, to the extent of accumulated payroll deductions. The purchase price will be 85% of the closing market price of the common stock on either (a) the first business day of the offering period or (b) the last business day of the offering period, whichever is lower.

     As of December 31, 1999 no stock has been issued under the plan.

10. INCOME TAXES

     Deferred tax assets consist of the following:

                                                            DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Net operating loss carryforwards...........  $ 2,013,000    $ 4,401,000    $ 10,518,000
Research and development credit
  carryforwards............................      173,000        270,000         493,000
Other temporary differences................      150,000        295,000         917,000
                                             -----------    -----------    ------------
  Gross deferred tax assets................    2,336,000      4,966,000      11,928,000
Deferred tax asset valuation allowance.....   (2,336,000)    (4,966,000)    (11,928,000)
                                             -----------    -----------    ------------
                                             $        --    $        --    $         --
                                             ===========    ===========    ============

     The Company has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

     At December 31, 1999, the Company has federal and state net operating loss and research and development tax credit carryforwards of approximately $25,541,000 and $586,000, respectively, available to reduce future federal and state income taxes payable. These net operating loss carryforwards and credits expire through 2019.

     Certain substantial changes in the Company's ownership occurred during 1997 and 1996. As a result, under the provisions of Section 382 of the Internal Revenue Code, the amount of net operating loss carryforwards available annually to offset future taxable income may be limited. The amount of this annual limitation is determined based upon the Company's value prior to the ownership changes taking place. Subsequent significant ownership changes could further affect the limitation in future years.

                               net.GENESIS CORP.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities, certain computer equipment and furniture and fixtures under noncancelable operating leases.

     Future lease obligations as of December 31, 1999 are as follows:

                                                       OPERATING     CAPITAL
YEAR ENDING DECEMBER 31,                                 LEASES       LEASES
------------------------                               ----------    --------
2000.................................................  $1,130,161    $193,196
2001.................................................     954,260     229,182
2002.................................................     836,540     108,308
2003.................................................     835,262      18,267
2004.................................................     556,557      13,700
                                                       ----------    --------
                                                       $4,312,780    $562,653
                                                       ==========
Less amounts representing interest...................                 (77,246)
                                                                     --------
Present value of minimum lease payments..............                $485,407
                                                                     ========

     Future minimum lease payments under operating leases have not been reduced for future sublease rental income of approximately $768,000.

     Rental expense under operating leases for the years ended December 31, 1997, 1998 and 1999 was $200,966, $268,681 and $658,278, respectively.

     The Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse affect on the Company's financial position or results of operations.

  Royalty Agreements

     The Company maintains several agreements under which the Company has obtained the right to use technology related to certain software developed by others. In exchange, the Company is required to pay royalties as a fixed percentage of software sales as stipulated in the royalty agreements. Royalty expense of approximately $34,500, $149,500 and $120,800 was incurred for the years ended December 31, 1997, 1998 and 1999, respectively.

                               net.GENESIS CORP.

12. NET LOSS PER COMMON SHARE

     The following is a calculation of net loss per share:

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
Historical:
  Net loss..................................................  $(3,110,313)  $(5,772,836)  $(16,011,481)
  Dividends and accretion of redeemable preferred stock.....     (336,973)     (659,990)    (1,911,878)
                                                              -----------   -----------   ------------
  Net loss available to common stockholders.................   (3,447,286)   (6,432,826)   (17,923,359)
                                                              -----------   -----------   ------------
    Weighted average shares.................................      574,116     1,105,260      2,443,419
    Weighted average unvested common shares subject
      to repurchase.........................................     (148,936)     (510,654)    (1,136,905)
                                                              -----------   -----------   ------------
  Total weighted average shares.............................      425,180       594,606      1,306,514
                                                              -----------   -----------   ------------
  Net loss available to common stockholders per share:
    Basic and diluted.......................................  $     (8.11)  $    (10.82)  $     (13.72)
                                                              ===========   ===========   ============
Pro Forma:
  Net loss..................................................                              $(16,011,481)
                                                                                          ------------
  Weighted average common shares, basic and diluted.........                                 1,306,514
  Conversion of convertible preferred
    stock...................................................                                10,689,150
                                                                                          ------------
Total weighted average shares...............................                                11,995,664
                                                                                          ============
Pro forma net loss per share:
  Basic and diluted.........................................                              $      (1.33)
                                                                                          ============

     Options to purchase shares of the Company's common stock totaling 888,898, 2,329,771 and 1,696,597 at December 31, 1997, 1998, and 1999 were outstanding but were not included in the computations of diluted earnings per share as the inclusion of these shares would have been anti-dilutive.

13. 401(k) PLAN

     In January 1997, the Company adopted an employee savings and retirement plan which covers all employees and is qualified under Section 401 of the Internal Revenue Code. Employees may elect to make voluntary contributions to the 401(k) plan, based on a percentage of their pretax earnings, up to the statutorily prescribed annual limit. The Company may make matching or additional contributions to the 401(k) plan in amounts determined annually by the Board of Directors. Through December 31, 1999, the Company has made no contributions to the 401(k) plan.

BACK COVER:





net.Genesis company logo appears at the top of the page.

Below the logo appears a circle with a smaller circle at its center. The words "net.Analysis" appear inside the smaller circle. The portion of the larger circle which surrounds the net.Analysis circle is divided into three segments, which are labeled "Training and Support," "Strategic Analytic Consulting Services," "Product Implementation and Application Integration Services."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,250,000 SHARES

                               [NET.GENESIS LOGO]

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                ----------------

                                   CHASE H&Q

                           DEUTSCHE BANC ALEX. BROWN

                            ------------------------

                           U.S. BANCORP PIPER JAFFRAY

                            ------------------------

                                          , 2000
                            ------------------------

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL                , 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $   18,480
NASD filing fee.............................................       7,500
Nasdaq National Market listing fee..........................      95,000
Accounting fees and expenses................................     300,000
Legal fees and expenses.....................................     400,000
Blue Sky fees and expenses..................................      15,000
Transfer agent fees.........................................      15,000
Printing and engraving expenses.............................     100,000
Miscellaneous...............................................      49,020
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a Delaware corporation to indemnify its present and former directors and officers under certain conditions. Article Seventh of our certificate of incorporation provides that we shall indemnify each person who at any time is, or shall have been, one of our directors or officers and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers, or is or was serving at our request as a director, officer, trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the Delaware General Corporation Law, as currently in effect or amended in the future. No amendment to or repeal of the provisions of Article Seventh of our certificate of incorporation shall deprive a director or officer of the benefit of those Articles with respect to any act or failure occurring prior to such amendment or repeal.

     Section 102(b)(7) of the Delaware General Corporation Law authorizes a Delaware corporation to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that the provision may not eliminate or limit the liability of directors for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders

     - any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law

     - any transaction from which the director derived an improper personal benefit

     Article Ninth of our certificate of incorporation provides that, to the maximum extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director's breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article Ninth shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article Ninth is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above.

     Section 145 of the Delaware General Corporation Law also authorizes a Delaware corporation to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have procured a directors' and officers' liability and company reimbursement liability insurance policy that insures (a) our directors and officers against losses, above a deductible amount, arising from specified types of claims made against them by reason of enumerated acts done or attempted by our directors or officers and (b) us against losses, above a deductible amount, arising from any of the specified types of claims, but only if we are required or permitted to indemnify our directors or officers for those losses under statutory or common law or under provisions of our certificate of incorporation or by-laws.

     The preceding discussion gives effect to amendments of our certificate of incorporation and by-laws that will become effective upon completion of the offering contemplated by this Registration Statement.

     Please also see section 7 of the underwriting agreement relating to the offering, to be filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     Since February 24, 1997, we have issued and sold unregistered securities as described below.



     From February 24, 1997 through the date of this registration statement, we issued options to purchase a total of 5,371,870 shares of our common stock to our employees and options to purchase 37,500 shares of our common stock to our directors and consultants.



     From February 24, 1997 through the date of this registration statement, we issued and sold an aggregate of 2,078,123 shares of common stock to our employees, directors and consultants upon exercise of options previously granted to them, at per share prices ranging from approximately $0.07 to $0.16. We realized aggregate proceeds of $294,103 from these sales.


     On May 28, 1998, we issued and sold 776,250 shares of common stock to our President and Chief Executive Officer, Lawrence S. Bohn, for proceeds of $51,750, or approximately $0.07 per share.

     On September 12, 1997, we sold 2,928,316 shares of series C convertible preferred stock to 36 accredited investors for proceeds of $1,464,158, or $.50 per share.

     In June and August 1998, we sold a total of 5,899,999 shares of series D convertible preferred stock to 30 accredited investors for proceeds of $7,080,000, or $1.20 per share.

     In January 1999, we issued to Comdisco, Inc., an accredited investor, two warrants to purchase shares of Series E convertible preferred stock at an aggregate exercise price of $515,000. At the time of issuance, the price and number of shares subject to the warrant were determined by formula. In June 1999, the warrant was determined to be exercisable for 279,739 shares of Series E convertible preferred stock at an exercise price of $1.84 per share.

     In June 1999, we sold 6,626,508 shares of series F convertible preferred stock to 41 accredited investors for proceeds of $22,000,007, or $3.32 per share. Chase Securities Inc. acted as our placement agent for this offering. In consideration for their services, we paid Chase Securities Inc.

$1,158,756 and issued to them a warrant to purchase up to 114,458 shares of our series F convertible preferred stock at an exercise price of $3.32 per share.

     Each of the sales described above was completed without registration under the Securities Act in reliance upon one or more of the following exemptions:

     - Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act for transactions not involving a public offering or

     - Rule 701 promulgated under the Securities Act with respect to certain of the options and shares of common stock issued to our employees, directors and consultants

     None of the sales of the securities we issued have involved the use of an underwriter, and except for the Series F offering described above, no commissions were paid in connection with the sale of any of the securities we issued.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES.

     (a) EXHIBITS


  **1.1   Underwriting Agreement
  **3.1   Certificate of Incorporation of net.Genesis Corp.
  **3.2   Certificate of Amendment to the Certificate of Incorporation
          of net.Genesis Corp. dated December 21, 1999
  **3.3   Proposed form of Amended and Restated Certificate of
          Incorporation of net.Genesis Corp. (to become effective as of the closing of the offering)
  **3.4   By-Laws of net.Genesis Corp.
  **3.5   Proposed form of Amended and Restated By-Laws of net.Genesis
          Corp. (to become effective as of the closing of the
          offering)
  **3.6   Certificate of Amendment to the Certificate of Incorporation
          of net.Genesis Corp. dated February 2, 2000
  **4.1   Specimen certificate for common stock of net.Genesis Corp.
  **5.1   Opinion of Foley, Hoag & Eliot LLP
 **10.1   net.Genesis Corp. 1995 Incentive Stock Option Plan, as
          amended
 **10.2   net.Genesis Corp. 1999 Stock Incentive Plan
 **10.3   net.Genesis Corp. 1999 Employee Stock Purchase Plan
 **10.4   Lease dated October 23, 1996 between net.Genesis Corp. and
          Athenaeum Realty Nominee Trust
 **10.5   Sublease dated October 15, 1999 between net.Genesis Corp.
          and WL-Boston, Inc.
 **10.6   Lease commencing August 15, 1999 between BRE/CambridgePark
          Office II, LLC and net.Genesis Corp.
 **10.7   Subordinated Loan and Security Agreement dated January 6,
          1999 between net.Genesis Corp. and Comdisco, Inc.
 **10.8   Master Lease Agreement dated January 6, 1999 between
          net.Genesis Corp. and Comdisco, Inc.
 **10.9   Warrant Agreement dated January 6, 1999 between net.Genesis
          Corp. and Comdisco, Inc.
 **10.10  Warrant Agreement dated January 6, 1999 between net.Genesis
          Corp. and Comdisco, Inc.
 **10.11  Third Amended and Restated Registration Rights Agreement,
          dated June 10, 1999 among net.Genesis Corp. and the persons and entities listed therein
 **10.12  Employment Agreement with Lawrence S. Bohn
 **10.13  Promissory Note dated May 4, 1999 from Lawrence S. Bohn to
          net.Genesis Corp.
 **10.14  Warrant Agreement dated June 10, 1999 between net.Genesis
          Corp. and Chase Securities Inc.
**+10.15  Software License Agreement dated as of October 5, 1999 between net.Genesis Corp. and MicroStrategy Incorporated

 **10.16  Separation Agreement dated January 14, 2000 between
          net.Genesis Corp. and Roger Hodskins
 **10.17  Series D Convertible Preferred Stock Purchase Agreement
          dated June 25, 1998 between net.Genesis and the persons
          named therein
 **10.18  Series F Convertible Preferred Stock Purchase Agreement
          dated June 10, 1999 between net.Genesis and the persons
          named therein
   23.1   Consent of PricewaterhouseCoopers LLP
 **23.2   Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
 **24.1   Power of Attorney
 **27.1   Financial Data Schedule for 1998
 **27.2   Financial Data Schedule for 1999


------------------------------
** Previously filed.
 + Portions of this Exhibit are omitted. Filed under application for confidential treatment of the omitted portions pursuant to Rule 406.

     (b) FINANCIAL STATEMENT SCHEDULES

     All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

ITEM 17.  UNDERTAKINGS.

     We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in denominations and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons of the registrant in the successful defense of any action, suit or proceeding) is asserted by our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

     We undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, net.Genesis Corp. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, as of February 24, 2000.


                                          NET.GENESIS CORP.

                                          BY:        /s/ JOHN DELEA
                                            ------------------------------------
                                                         John Delea
                                                  Chief Financial Officer,
                                                Vice President, Finance and
                                                       Administration,
                                                  Treasurer and Secretary


     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the indicated capacities as of February 24, 2000.


                     SIGNATURE                                             TITLE
                     ---------                                             -----

                         *                           Chairman of the Board, President and
---------------------------------------------------    Chief Executive Officer
                 Lawrence S. Bohn                      (Principal Executive Officer)

                  /s/ JOHN DELEA                     Chief Financial Officer, Vice President, Finance
---------------------------------------------------    and Administration, Treasurer and Secretary
                    John Delea                         (Principal Accounting and Financial Officer)

                         *                           Director
---------------------------------------------------
                 Kathleen L. Biro

                         *                           Director
---------------------------------------------------
                Ted R. Dintersmith

                         *                           Director
---------------------------------------------------
                 Robert N. Goldman

                         *                           Director
---------------------------------------------------
                  Rory O'Driscoll

                         *                           Director
---------------------------------------------------
                 Stephen J. Ricci

                *By: /s/ JOHN DELEA
   ---------------------------------------------
           John Delea, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER
--------                      EXHIBIT DESCRIPTION
  **1.1   Underwriting Agreement
  **3.1   Certificate of Incorporation of net.Genesis Corp.
  **3.2   Certificate of Amendment to the Certificate of Incorporation
          of net.Genesis Corp. dated December 21, 1999
  **3.3   Proposed form of Amended and Restated Certificate of
          Incorporation of net.Genesis Corp. (to become effective as of the closing of the offering)
  **3.4   By-Laws of net.Genesis Corp.
  **3.5   Proposed form of Amended and Restated By-Laws of net.Genesis
          Corp. (to become effective as of the closing of the
          offering)
  **3.6   Certificate of Amendment to the Certificate of Incorporation
          of net.Genesis Corp. dated February 2, 2000
  **4.1   Specimen certificate for common stock of net.Genesis Corp.
  **5.1   Opinion of Foley, Hoag & Eliot LLP
 **10.1   net.Genesis Corp. 1995 Incentive Stock Option Plan, as
          amended
 **10.2   net.Genesis Corp. 1999 Stock Incentive Plan
 **10.3   net.Genesis Corp. 1999 Employee Stock Purchase Plan
 **10.4   Lease dated October 23, 1996 between net.Genesis Corp. and
          Athenaeum Realty Nominee Trust
 **10.5   Sublease dated October 15, 1999 between net.Genesis Corp.
          and WL-Boston, Inc.
 **10.6   Lease commencing August 15, 1999 between BRE/CambridgePark
          Office II, LLC and net.Genesis Corp.
 **10.7   Subordinated Loan and Security Agreement dated January 6,
          1999 between net.Genesis Corp. and Comdisco, Inc.
 **10.8   Master Lease Agreement dated January 6, 1999 between
          net.Genesis Corp. and Comdisco, Inc.
 **10.9   Warrant Agreement dated January 6, 1999 between net.Genesis
          Corp. and Comdisco, Inc.
 **10.10  Warrant Agreement dated January 6, 1999 between net.Genesis
          Corp. and Comdisco, Inc.
 **10.11  Third Amended and Restated Registration Rights Agreement,
          dated June 10, 1999 among net.Genesis Corp. and the persons and entities listed therein
 **10.12  Employment Agreement with Lawrence S. Bohn
 **10.13  Promissory Note dated May 4, 1999 from Lawrence S. Bohn to
          net.Genesis Corp.
 **10.14  Warrant Agreement dated June 10, 1999 between net.Genesis
          Corp. and Chase Securities Inc.
**+10.15  Software License Agreement dated as of October 5, 1999 between net.Genesis Corp. and MicroStrategy Incorporated
 **10.16  Separation Agreement dated January 14, 2000 between
          net.Genesis Corp. and Roger Hodskins
 **10.17  Series D Convertible Preferred Stock Purchase Agreement
          dated June 25, 1998 between net.Genesis and the persons
          named therein
 **10.18  Series F Convertible Preferred Stock Purchase Agreement
          dated June 10, 1999 between net.Genesis and the persons
          named therein
   23.1   Consent of PricewaterhouseCoopers LLP

EXHIBIT
 NUMBER
--------                      EXHIBIT DESCRIPTION
 **23.2   Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
 **24.1   Power of Attorney
 **27.1   Financial Data Schedule for 1998
 **27.2   Financial Data Schedule for 1999

------------------------------
** Previously filed.
 + Portions of this Exhibit are omitted. Filed under application for confidential treatment of the omitted portions pursuant to Rule 406.